As filed with the Securities and Exchange Commission on December 31, 2003.

                                               Registration Nos. 333-
                                                                     -----------
                                                                     811-08998

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]

                        Pre-Effective Amendment No. _                      [ ]

                       Post-Effective Amendment No. _                      [ ]

             REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

                               Amendment No. 1                             [X]

                            ------------------------
                      ACACIA VARIABLE LIFE SEPARATE ACCOUNT
                                  (Registrant)

                            ------------------------

                          ACACIA LIFE INSURANCE COMPANY
                                   (Depositor)
                              7315 Wisconsin Avenue
                               Bethesda, Maryland
                                  301-280-1000
                            ------------------------

                              Robert-John H. Sands
         Senior Vice President, Corporate Secretary and General Counsel
                          Acacia Life Insurance Company
                              7315 Wisconsin Avenue
                               Bethesda, Maryland
                                  301-280-1035

                            ------------------------


Approximate Date of Proposed Public Offering: As soon as practicable after effective date.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Title of Securities Being Registered: Securities of Unit Investment Trust

                                Explanatory Note

Registrant is filing this registration statement to register interests under the Allocator 2000 Variable Life Insurance Contracts described herein ("Contracts") on Form N-6. Interests under the Contracts were previously registered on Form S-6 (File No. 33-90208). Acacia Life Insurance Company ("Acacia Life") became the issuer of the Contracts following the merger of its wholly-owned subsidiary, Acacia National Life Insurance Company, with and into Acacia Life effective as of the close of business on December 31, 2003. As a result of the merger, Acacia National Variable Life Insurance Separate Account 1 will be transferred to Acacia Life and changed its name to Acacia Variable Life Separate Account.

                                 ALLOCATOR 2000
                              CONTENTS OF FORM N-6

PART A:  INFORMATION REQUIRED IN A PROSPECTUS
Form N-6                                                    Item Heading in Prospectus

Item 1.  Front and Back Cover Pages
              (a) Front Cover Page..........................Front Cover Page
              (b) Back Cover Page...........................Last Page
Item 2.  Risk/Benefit Summary: Benefits and Risks
              (a) Contract Benefits.........................POLICY SUMMARY
              (b) Contract Risks............................         "
              (c) Portfolio Company Risks...................         "
Item 3.  Risk/Benefit Summary: Fee Table....................CHARGES TABLES
Item 4.  General Description of Registrant, Depositor and Portfolio Companies
              (a) Depositor.................................Front Cover Page (more in SAI)
              (b) Registrant................................INVESTMENT OPTIONS-Separate Account Variable
                                                            Options
              (c) Portfolio Company.........................         "
              (d) Portfolio Company Prospectus..............         "; Appendix A
              (e) Voting....................................         "
Item 5.  Charges
              (a) Description...............................CHARGES TABLES; CHARGES
              (b) Portfolio Company Charges.................                 "
              (c) Incidental Insurance Charges..............N/A
Item 6.  General Description of Contracts
              (a) Contract Rights...........................POLICY SUMMARY; INVESTMENT OPTIONS
                                                              OTHER IMPORTANT POLICY INFORMATION; POLICY DISTRIBUTIONS
              (b) Contract Limitations......................                 "
              (c) Contracts or Registrant Changes...........INVESTMENT OPTIONS-Adding, Deleting or
                                                              Substituting Variable Investment Options; OTHER IMPORTANT POLICY
                                                            INFORMATION-Policy Changes
              (d)...........................................Other Benefits      N/A
              (e)...........................................Class of Purchasers OTHER IMPORTANT POLICY INFORMATION-Policy
                                                            Application and Issuance
Item 7.  Premiums
              (a) Purchase Procedures.......................                 "
              (b) Premium Amount............................                 "
              (c) Premium Payment Plans.....................                 "
              (d) Premium Due Dates.........................                 "
              (e) Automatic Premium Loans...................N/A
              (f) Sub-Account Valuation.....................OTHER IMPORTANT POLICY INFORMATION-Policy Value
Item 8. Death Benefits and Contract Values
              (a) Death Benefits............................POLICY DISTRIBUTIONS-Death Benefit
              (b) Charges and Contract Values...............CHARGES TABLES; CHARGES; OTHER
                                                            IMPORTANT POLICY INFORMATION-Policy Value
Item 9.  Surrenders, Partial Surrenders, and Partial Withdrawals
              (a) Surrender.................................POLICY DISTRIBUTIONS-Full Surrender
              (b) Partial Surrender and Withdrawal..........                 "-Partial Withdrawal
              (c) Effect of Partial Surrender and Withdrawal                            "        "
              (d) Sub-Account Allocation....................OTHER IMPORTANT POLICY INFORMATION-Policy Application and Issuance
              (e) Revocation Rights.........................                 "-"Free Look" rights
Item 10. Loans
              (a) Availability of Loans.....................POLICY DISTRIBUTIONS-Policy Loans
              (b) Limitations...............................                 "
              (c) Interest..................................                 "
              (d) Effect on Cash Value and Death Benefit....                 "
              (e) Procedures................................                 "
Item 11. Lapse and Reinstatement
              (a) Lapse.....................................OTHER IMPORTANT POLICY INFORMATION-Lapse and Grace Period
              (b) Lapse Options.............................                 "
              (c) Effect of Lapse...........................                 "
              (d) Reinstatement.............................                 "-Reinstatement
Item 12. Taxes
              (a) Tax Consequences..........................TAX MATTERS
              (b) Effect....................................         "
Item 13. Legal Proceedings..................................OTHER IMPORTANT POLICY INFORMATION-Legal Proceedings
Item 14. Financial Statements...............................See Statement of Additional Information, below.




PART B   Information Required in a Statement of Additional Information
Form N-6                                                    Item Heading in Statement of Additional Information

Item 15. Cover Page and Table of Contents
              (a) Cover Page................................Cover Page
              (b) Table of contents.........................      "
Item 16. General Information and History
              (a) Depositor.................................About Our Company
              (b) Registrant................................see prospectus, INVESTMENT OPTIONS
              (c) History of Depositor and Registrant.......About Our Company; see prospectus, INVESTMENT OPTIONS-
                                                            Separate Account Variable Investment Options
Item 17. Services
              (a) Expenses Paid by Third Parties............N/A
              (b) Service Agreements........................N/A
              (c) Other Service Providers...................N/A
Item 18. Premiums
              (a) Administrative Procedures.................see prospectus, OTHER IMPORTANT POLICY INFORMATION- Policy Application
                                                            and Issuance
              (b) Automatic Premium Loans...................N/A
Item 19. Additional Information About Operation of Contracts and Registrant
              (a) Incidental Benefits.......................see prospectus, OTHER IMPORTANT POLICY INFORMATION
              (b) Surrender and Withdrawal..................see prospectus, CHARGES TABLES; CHARGES
                                                            POLICY DISTRIBUTIONS
              (c) Material Contracts Relating to The Registrant        N/A
Item 20. Underwriters
              (a) Identification............................Underwriter
              (b) Offering and Commissions..................Distribution of the Policy
              (c) Other Payments............................           "
              (d) Commissions to Dealers....................           "
Item 21. Additional Information about Charges
              (a) Sales Load................................see prospectus, CHARGES TABLES; CHARGES
              (b) Special Purchase Plans....................More Information on charges
              (c) Underwriting Procedures...................           "
              (d) Increases in Face Amount..................see prospectus, POLICY DISTRIBUTIONS-Death Benefit
Item 22. Lapse and Reinstatement............................see prospectus, OTHER IMPORTANT POLICY INFORMATION-
                                                            lapse and Reinstatement
Item 23. Loans
              (a) Loan Provisions...........................see prospectus, OTHER IMPORTANT POLICY INFORMATION- policy Loans
              (b) Amount Available..........................               "
              (c) Effect on Cash Value and Sub-Accounts.....               "
              (d) Interest..................................               "
              (e) Other Effects.............................               "
Item 24. Financial Statements
              (a) Registrant................................Financial Statements
              (b) Depositor.................................Financial Statements
Item 25  Performance Data
              (a) Calculation...............................Performance Data
              (b) Quotation.................................           "
Item 26. Illustrations
              (a) Narrative Information.....................see prospectus, last page-Illustrations
              (b) Headings..................................               "
              (c) Premiums, Ages............................               "
              (d) Rating Classifications....................               "
              (e) Years.....................................               "
              (f) Illustrated Values........................               "
              (g) Rates of Return...........................               "
              (h) Portfolio Company Charges.................               "
              (i) Other Charges.............................               "
              (j) Additional Information....................               "

  PROSPECTUS:  January 1, 2004
  ALLOCATOR 2000                                  Acacia Life Insurance Company
                                          Acacia Variable Life Separate Account
  Flexible Premium Variable Universal Life Insurance Policy


         This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, provide life insurance protection while having flexibility, within limits, as to the amount and timing of premium payments, the amount of the death benefit, and in how to invest your Policy value. The value of your Policy will go up or down based on the investment performance of the investment options you choose. The amount of the death benefit can also vary as a result of investment performance.

         You may allocate all or part of your Policy value among a variety of variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from several prominent portfolio managers (see Appendix A of this prospectus).

         You may also allocate all or part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

Please Read this Prospectus Carefully and Keep It for Future Reference. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.

  The Securities and Exchange Commission ("SEC") does not pass upon the accuracy or adequacy of this prospectus, and has not approved or disapproved the Policy. Any representation to the contrary is a criminal offense.

            This prospectus may only be used to offer the Policy where the Policy may lawfully be sold. The Policy, and certain features described in this prospectus, may not be available in all states.

                No one is authorized to give information or make any representation about the Policy that is not in this prospectus. If anyone does so, you should not rely upon it as being accurate or adequate.

          NOT FDIC INSURED - MAY LOSE VALUE - NO BANK GUARANTEE

                   Acacia Life Insurance Company (we, us, our)
            Service Center, P.O. Box 82579, Lincoln, Nebraska 68501.
                      1-888-837-6791. www.acaciagroup.com

Contacting Us. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                         Acacia Life Insurance Company,
                                 Service Center
                                 P.O. Box 82579
                            Lincoln, Nebraska 68501
                                       or
                                5900 "O" Street
                            Lincoln, Nebraska 68510
                           Telephone: 1-888-837-6791
                              Fax: 1-402-467-6153
                              www.acaciagroup.com

Express mail packages should be sent to our Service Center street address, not our P.O. Box address.

Sending Forms, Written Notice and Written Requests in "Good Order." If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales represent-ative to learn what information is required for the request to be in "good order". Often, we can only accept information on a form we provide. We can only act upon requests that are received in good order.

Remember, the Correct Form is important for us to accurately process your Policy elections and changes. Many can be found on the on-line services section of our Web site. Or, call us at our toll-free number and we'll send you the form you need.
                            Make checks payable to:
                        "Acacia Life Insurance Company"

TABLE OF CONTENTS                                           Begin on Page

     POLICY SUMMARY..............................................3
     CHARGES TABLES..............................................5
     INVESTMENT OPTIONS..........................................8
         Separate Account Variable Investment Options
         Fixed Account Fixed Interest Rate Option
         Transfers
         Third-Party Services
         Model Asset Allocation
         Systematic Transfer Programs
           (Dollar Cost Averaging, Portfolio Rebalancing, Earnings Sweep)
     CHARGES....................................................11
         Transaction Fees
           (Percent of premium Charge, Full Surrender Cahrge, Partial Surrender Charge,
         Monthly Deductions from Policy Value
           (Cost of Insurance Charge, Administrative Charges,
           Cost of Optional Features)
         Daily Deduction from Separate Account Assets
           (Risk Charge, Portfolio Charges)
     OTHER IMPORTANT POLICY INFORMATION.........................13
         Policy Application and Issuance
         Policy Value
         Misstatement of Age or Sex
         Suicide
         Incontestability
         Telephone Transactions
         Lapse and Grace Period
         Reinstatement
         Delay of Payments or Transfers
         Beneficiary
         Policy Changes
         "Free Look" Rights
         Optional Features
         Legal Proceedings
         How to get Financial Statements
     POLICY DISTRIBUTIONS.......................................18
         Death Benefit
         Maturity Date
         Policy Loans
         Full Surrender
         Partial Withdrawal
         Payment of Policy Proceeds
     TAX MATTERS................................................23
         Life Insurance Qualification; Tax Treatment of Death Benefit
         Special Considerations for Corporations
         Tax Treatment of Loans & Other Distributions
         Other Policy Owner Tax Matters
     APPENDIX A: Variable Investment Option Portfolios..........26
     DEFINED TERMS..............................................27
     LAST PAGE...............................................Last Page
         Thank You/ If You Have Questions
         IMSA
         Illustrations
         Statement of Additional Information;
           Registration Statement
         Reports to You

POLICY SUMMARY

         Refer to the Policy for the actual and complete terms of the Policy. You may obtain a copy from us.

         The ALLOCATOR 2000 Policy is a flexible premium variable universal life insurance policy. The Policy pays death benefit proceeds to the Policy beneficiary upon the insured's death, or pays a Cash Surrender Value to you if you surrender the Policy. The insured cannot be younger than age 20 or older than age 80 on the insured's birthday nearest the Policy issue date. We will only issue the Policy for an initial face amount of insurance coverage of $25,000 or more. The Policy is unsuitable for short-term life insurance or savings needs. We are obligated to pay all amounts promised under the Policy.

         You have flexibility under the Policy. Within certain limits, you can vary the amount and timing of premium payments, change the death benefit, and transfer amounts among the investment options. You may allocate Policy premium and value among several different variable investment options where you can gain or lose money on your investment, or to a fixed rate option where we guarantee you will earn a fixed rate of interest. You can take out a Policy loan, make a partial withdrawal, or surrender your Policy completely, subject to certain restrictions. However, loans, partial withdrawals and surrenders may be subject to income tax and penalty tax.

         Your Policy value and Death Benefit will go up or down as a result of the investment experience of your Policy. Even if you pay Planned Periodic Premiums, your Policy could lapse if the Policy value is not enough to pay the Policy's charges. Your Policy's Death Benefit will never be less than the then current Face amount of insurance coverage less any outstanding loans and loan interest, and less any due but unpaid Policy charges. The Policy remains in force until surrendered for its Cash Surrender Value, or all proceeds have been paid as a death benefit, or until it lapses because the Cash Surrender Value is insufficient to keep the Policy in force.

         Buying a Policy might not be advisable if it is just replacing existing life insurance. You may wish to consult with your financial or insurance adviser.

         COMPARISON TO OTHER POLICIES AND INVESTMENTS

         Compared to other life insurance. The Policy is like fixed-benefit life insurance except for its investment features, the flexibility to vary the amount and timing of premium payments and, within limits, to change the death benefit. Another difference is that the Policy value and death benefit may vary to reflect the investment experience of the variable investment options you select, so you have both the investment risk (including possible loss of value) and opportunity, not us.

A significant advantage of the Policy is that it provides the ability to accumulate capital on a long-term tax-deferred basis while providing benefits such as life insurance protection through death benefits, lifetime income payments, and the potential for tax-free income during the insured's life.

         Compared to mutual funds. Although the underlying portfolios of the Separate Account operate like publicly traded mutual funds and have the same investment risks, in many ways the Policy is different. Unlike publicly traded mutual funds, the Policy has these features:

o Provides death benefit insurance protection that is exempt from income tax but estate tax may apply.
o Can lapse with no value if the Cash Surrender Value is not enough to pay charges or loan interest.
o Can provide settlement option payments for the rest of your life or for some other period.
o You can transfer money from one underlying investment portfolio to another without tax liability.
o Dividends and capital gains distributed by the variable investment options' underlying portfolios are automatically reinvested and are reflected in the portfolio's value.
o Insurance-related charges not associated with direct mutual fund investments.
o Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income when distributed, although (a) such earnings are exempt from taxation if received as a death benefit (special tax considerations may apply if the Policy is owned by a business or used to fund certain business purposes) and (b) taxation is deferred until such earnings are distributed as a full surrender or partial withdrawal.
o Most states allow you a "right to examine" period to review your Policy and cancel it for a return of premium paid. (See a Policy for details.)
o By purchasing interests in the Separate Account Subaccounts, you select the portfolios in which we then invest your money. We own the Separate Account assets, but they are held separately from our other assets.

                  Information about the risks of each variable
                      investment option is contained in the
                    portfolio prospectus for each option. You
                           may obtain a copy from us.

         POLICY OPERATION & FEATURES

Premiums.
o Premium is used to create Policy value to cover Policy charges and to generate investment earnings.

Charges Deducted from Premium
o    Percentage of Premium Charge: currently 2.25%.

Investment Options.
o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
o You may transfer between investments, subject to limits. Asset Allocation, dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

Charges Deducted from Assets.
(See CHARGES TABLES on next pages.)

Transaction Fees:
o    Percentage of Premium Charge.
o    Surrender and partial surrender charges, if any.

Periodic Charges (monthly from Policy value):
o    Cost of Insurance Charge.
o    Administrative Charges.
o    Charges for selected optional features.

Periodic Charges (daily from Separate Account assets only):
o    Risk charge.
o    Underlying portfolio investment advisory charges and operating expenses.

Loans
o You may borrow a limited amount of Policy value. Each loan must be at least $1,000. Interest accrues on outstanding loan amounts.

Surrenders.
o You can surrender the Policy in full at any time for its Cash Surrender Value, or, within limits, withdraw part of the Policy value. Applicable charges are shown in the CHARGES TABLES, next page.

Maturity Date
o    Policy Anniversary next following the insured's 95th birthday.

                      -----------------
                        Premiums to
                        Your Policy
---------------------------------------------------------
             Acacia Life Insurance Company
---------------------------------------------------------
               Charges Deducted from Premium
---------------------------------------------------------
                   Investment Options
-------------- -- ---------------------------------------
    Fixed
   Account                 Acacia Variable Life
                             Separate Account
Policy value
 receives a            Variable Investment Options
 guaranteed       Policy value may vary daily depending
    fixed           upon the investment performance of
  interest              the underlying portfolios.
    rate.
-------------- -- ---------------------------------------
                             The Subaccounts
-------------- -- ------------ ------------- ------------
                       A            B           Etc.
-------------- -- ------------ ------------- ------------
                  Underlying    Underlying      Etc.
                  Portfolio A  Portfolio B
--------------    ------------ ------------- ------------
         Charges (Deductions from Policy value)

-------------------    ---------------    ---------------
                                              Death
                       Surrender all        Benefits:
      Loans              or part of        Option A or
                         the Policy          Option B
-------------------    ---------------    ---------------
                            Paid in Annuity Income
                                  or Lump Sum
                       ----------------------------------

Death Benefit.

o    Two death benefit options are available:
     Option A: essentially a level death benefit that includes total Policy value within the face amount; or Option B: pays the total Policy value in addition to the face amount.
     Death Benefit proceeds are reduced by any Policy loan balance, unpaid loan interest, and any monthly deductions due but unpaid at death. See the POLICY DISTRIBUTIONS: Death Benefits section for details.

Settlement Income.
o Amounts surrendered or death benefit proceeds can be paid out under several different payment options.

CHARGES TABLES   (some charges are rounded)

         The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you pay a premium, surrender the Policy, or transfer Policy value between investment options.

-------------------------------------------------------- ------------------------ --------------------------------------
   TRANSACTION FEES                                           When Deducted                       Charge
-------------------------------------------------------- ------------------------ --------------------------------------
         PREMIUM EXPENSE CHARGE                          When each premium is        2.25% of each premium payment
                                                         paid.
-------------------------------------------------------- ------------------------ --------------------------------------
         SURRENDER CHARGE (% multiplied times (i)
   premiums paid for the initial face amount up to                                Year 1-7:  30% of each premium payment
   Target Premium, plus (ii) the Target Premium for      Upon full surrender of   Year 8:    20% of each premium payment
   any subsequent increases in face amount.              the Policy.              Year 9:    10% of each premium payment
   Applicable period begins at Policy issue for                                   Year 10+:   0% of each premium payment
   initial face amount, and on date of any increase as
   to that increase.)

-------------------------------------------------------- ------------------------ ------------------------------------
         PARTIAL WITHDRAWAL CHARGE                        As long as full         Greater of: (a) 8% of amount withdrawn
                                                          surrender charges       or (b) $25, but no greater than
                                                          apply to the Policy,    applicable Surrender Charge.
                                                          upon each partial
                                                          withdrawal made.

----------------------------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy to equal the annualized charges shown, not including subaccount portfolio operating fees and expenses.


-------------------------------------------------------- ------------------------ --------------------------------
PERIODIC CHARGES
(other than Subaccount portfolio operating expenses)          When Deducted                    Charge
expenses)
-------------------------------------------------------- ------------------------ --------------------------------
DAILY DEDUCTION FROM SEPARATE ACCOUNT
ASSETS  (to equal the annual % shown)
--------------------------------------------------------------------------------- --------------------------------
  RISK CHARGE (for mortality and expense risk)                    Daily           Policy Years 1-15:    0.90%
  * In Policy Years 16-23, this charge reduces by                                 Policy Years 16-23:   *
    0.05% annually                                                                Policy Years 24+:     0.45%
-------------------------------------------------------- ------------------------ ------------------------------------
MONTHLY DEDUCTION FROM POLICY VALUE Several of the charges below vary based on individual characteristics. The cost shown for these charges may not be representative of the charge you will pay. Ask for a Policy illustration or see your Policy for the charge applicable to you.
-------------------------------------------------------- ------------------------ ------------------------------------
   BASE POLICY COST OF INSURANCE (Rate is a % of                                  Varies(1)
   the net amount of insurance coverage at risk)                 Monthly          Minimum               0.13%
                                                                                  Maximum               8.33%
                                                                                  Example(5,6)          0.22%
-------------------------------------------------------- ------------------------ ------------------------------------
   ADMINISTRATIVE CHARGE                                         Monthly          Policy Year 1      $324
                                                                                  Policy Year 2+     $ 96
-------------------------------------------------------- ------------------------ ------------------------------------
   COST OF OPTIONAL FEATURES
   Total Disability Rider (Rate is a % of the monthly            Monthly          Varies(4)
   benefit amount.)                                                               Minimum                 48%
                                                                                  Maximum                144%
                                                                                  Example(5)              72%
   Level Renewable Term Rider  (Rate is a % of the               Monthly          Varies(3)
   face amount of rider coverage.)                                                Minimum               0.04%
                                                                                  Maximum                100%
                                                                                  Example(5,6)          0.16%
   Children's Insurance Rider (Rate is a % of the face           Monthly
   amount of rider coverage.)                                                                          0. 36%
   Other Insured Rider  (Rate is a % of the face                 Monthly          Varies(2)
   amount of rider coverage.)                                                     Minimum               0.01%
                                                                                  Maximum               8.33%
-------------------------------------------------------- ------------------------ ------------------------------------
         MORE OPTIONAL FEATURES

   Guaranteed Insurability Rider  (Rate is a % of the            Monthly          Varies(4)
   base Policy face amount.)                                                      Minimum               0.07%
                                                                                  Maximum               0.20%
                                                                                  Example(7)            0.15%
   Accidental Death Benefit Rider (Rate is a % of the            Monthly          Varies(1)
   face amount of rider coverage.)                                                Minimum               0.08%
                                                                                  Maximum               0.25%
                                                                                  Example(5,6)          0.09%
   Accelerated Death Benefit Rider  (This rider pays               N/A
   an accelerated benefit if the insured is terminally ill.)                                             NONE
----------------------------------------------------------------------------------------------------------------------

Footnotes to Monthly Deductions from Policy Value, page 5:
     (1) Rate varies by insured's sex, issue age, risk class, face amount, and the length of time the Policy has been in force.
     (2) Rate varies by insured's sex, and age and risk class at the time the rider is added to the Policy, face amount, and the length of time the rider has been in force.
     (3)  Rate varies by insured's sex, attained age, and risk class.
     (4) Rate varies by insured's sex and issue age at the time the rider is added to the Policy.
     (5) "Example" charges assume an insured who is male, issue age 45, preferred risk class, and $250,000 face amount.
     (6)  "Example" charges assume Policy is in its first Policy Year.
     (7) "Example" charges assume an insured who is age 25 when the rider is added to the Policy.
--------------------------------------------------------------------------------

          We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or it tax treatment of our Company changes.

          The next table describes net interest rates charged on loan amounts borrowed from the Policy.

--------------------------------------------------- -------------- -------------------
                                                       Current     Guaranteed Maximum
INTEREST  CHARGED                                      Charge           Charge
                                                      (annual)         (annual)
--------------------------------------------------- -------------- -------------------

  LOAN ACCOUNT (Net effective annual rates)
        Regular Loans                                  1.95%             1.95%
        Reduced Rate Loans (available only after          0%                0%
          the 5th Policy Year)

         PORTFOLIO COMPANY OPERATING EXPENSES

         The next table shows the minimum and maximum total operating expenses charged by the portfolio companies, before any waivers or reductions, that you may pay periodically during the time that you own the contract. The table on the next page shows additional information for each portfolio company. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

---------------------------------------------------------------------------- -------------------- ----------------
TOTAL ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES
     Expenses that are deducted from portfolio company assets, including             Minimum           Maximum
     management fees, distribution and/or service (12b-1) fees, and other expenses
---------------------------------------------------------------------------- -------------------- ----------------
Before any Waivers and Reductions                                                  0.32% (1)           2.24% (2)
After any Waivers and Reductions (explained in the footnotes to these tables)      0.30% (1)           2.24% (2)

(1) Scudder VIT Equity 500 Index. The Advisor has contractually agreed to waive its fees and/or reimburse expenses of the funds, to the extent necessary, to 0.30% of average daily net assets until April 30, 2005.

(2) Calvert CVS Social International Equity Portfolio. Total expenses reflect an indirect fee and fees before waivers. Indirect fees result from the portfolio's offset arrangement with the custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the portfolio's uninvested cash balances. These credits are used to reduce the portfolio's expenses. Net operating expenses after reductions for fees paid indirectly and fee waivers would be 2.01%.

--------------------------------------------------------------------------------------------------------------------
                                                                     Total                 Total Expenses
Subaccount's underlying            Management    12b-1    Other      Fund    Waivers and   after Waivers and
Portfolio Name                        Fees       Fees     Fees       Fees    Restrictions  Reductions, if any
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
 ALGER
   Alger American Growth             0.75%        -       0.10%       0.85%        -             0.85%
   Alger American MidCap             0.80%        -       0.13%       0.93%        -             0.93%
   Alger American Small              0.85%        -       0.12%       0.97%        -             0.97%
   Capitalization
 CALVERT PORTFOLIOS (1)
   CVS Social Balanced               0.70%        -       0.21%       0.91%        -             0.91%
   CVS Social International Equity   1.10%        -       1.14%       2.24%        -             2.24% (1)
   CVS Social Mid Cap Growth         0.90%        -       0.29%       1.19%        -             1.19% (1)
   CVS Social Money Market           0.50%        -       0.24%       0.74%        -             0.74% (1)
   CVS Social Small Cap Growth       1.00%        -       0.38%       1.38%        -             1.38% (1)
 FIDELITY (Service Class 2)
   VIP Contrafund(R)                 0.58%      0.25%     0.13%       0.96%        -             0.96%
   VIP Equity-Income                 0.48%      0.25%     0.12%       0.85%        -             0.84%
   VIP High Income                   0.58%      0.25%     0.14%       0.97%        -             0.97%
 NEUBERGER BERMAN
   AMT Growth                        0.85%        -       0.11%       0.96%        -             0.96%
   AMT Limited Maturity Bond         0.65%        -       0.11%       0.76%        -             0.76%
   AMT Partners                      0.83%        -       0.08%       0.91%        -             0.91%
 OPPENHEIMERFUNDS
   Aggressive Growth /VA             0.67%        -       0.01%       0.68%        -             0.68%
   Capital Appreciation /VA          0.65%        -       0.01%       0.66%        -             0.66%
   High Income /VA                   0.74%        -       0.03%       0.77%        -             0.77%
   Main Street /VA                   0.68%        -       0.01%       0.69%        -             0.69%
   Strategic Bond /VA                0.74%        -       0.05%       0.79%        -             0.79%
 SCUDDER (2)
   VIT EAFE(R) Equity Index          0.45%        -       0.47%       0.92%      0.27%           0.65%
   VIT Equity 500 Index              0.20%        -       0.12%       0.32%      0.02%           0.30%
   VIT Small Cap Index               0.35%        -       0.26%       0.61%      0.16%           0.45%
 TEMPLETON (Class 2) (3)
   Foreign Securities                0.70%      0.25%     0.20%       1.15%      0.02%(4)        1.12%
   Global Asset Allocation           0.62%      0.25%     0.21%       1.08%      0.02%(4)        1.06%
 VAN ECK
   Worldwide Hard Assets             1.00%        -       0.23%       1.23%        -             1.23%
 ------------------------------------------------------------------------------------------------------------------

(1) "Total Fees" reflect an indirect fee and fees before waivers. Indirect fees result from the portfolio's offset arrangement with the custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the portfolio's uninvested cash balances. These credits are used to reduce the portfolio's expenses. Net operating expenses after reductions for fees paid indirectly and fee waivers would be as follows:
                  CVS Social International Equity            2.01%
                  CVS Social Mid Cap Growth                  1.16%
                  CVS Social Money Market                    0.70%
                  CVS Social Small Cap Growth                1.28%

(2) The Advisor has contractually agreed to waive its fees and/or reimburse expenses of the funds, to the extent necessary, to the respective limits of average daily net assets (shown in the column "Total after waivers and reimbursements if any") until April 30, 2005.

(31) The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(4) The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund for cash management. This reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission.

INVESTMENT OPTIONS

         We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

         You may allocate all or a part of your premiums among the Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in Appendix A to this prospectus.

The value of your Policy will go up () or down () based on the investment performance of the variable investment options you choose. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

         SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS (also see Appendix A)

         The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

         The SEC does not supervise the management or the investment practices or policies of the Separate Account or us. Under Nebraska law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

          The underlying portfolios in the Separate Account are NOT publicly traded mutual funds, and are NOT the same as other publicly traded mutual funds with very similar names. The portfolios are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.
         Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.
         You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

           You bear the risk that the variable investment options you select may fail to meet their objectives, that they could
              decrease in value, and that you could lose principal.

              Each Subaccount underlying portfolio operates as a separate variable investment option, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.

o        Adding, Deleting, or Substituting Variable Investment Options
         We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to add or change the investments of the Separate Account, and to eliminate the shares of any Subaccount underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, upon any necessary regulatory approval and notice to you, we will reinvest them in the Calvert CVS Social Money Market Subaccount.

         Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

o        Voting Rights

         As a Policy Owner, you may have voting rights in the portfolios whose shares underlie the Subaccounts in which you invest. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights.

         If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote those shares in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we receive instructions from other Policy Owners. The underlying portfolios may not hold routine annual shareholder meetings.

         FIXED ACCOUNT FIXED INTEREST RATE OPTION

There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 4.5% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. Refer to the Policy for additional details regarding the Fixed Account.

All amounts allocated to the Fixed Account become assets of our general account. Interest in the general account has not been registered with the SEC and is not subject to SEC regulation. Therefore, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.

         TRANSFERS

         The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. Therefore, with notice to you, we reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

          Subject to restrictions during the "right to examine period", you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

         Transfer Rules:
          o A transfer is considered any single request to move assets between one or more investment options.
          o We must receive notice of the transfer - either Written Notice, an authorized telephone transaction, or by Internet when available. Transfer requests by facsimile, telephone, or Internet must be sent to us by 3:00 p.m. Central Time for same-day processing. Requests received later are processed on the next trading day. Fax requests must be sent to us at 402-467-7923. If requests are faxed elsewhere, we will process them as of the day they are received by our trading unit.
          o The transferred amount must be at least $100, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $100 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
               - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
               - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.

          o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
               -    may be delayed up to six months;
               -    is limited to a maximum:
                    - during the first year, of 25% of the Fixed Account value on the date of the transfer;
                    - during the second and subsequent years, of 25% of the Fixed account value on the date of the last Policy Anniversary.
          o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.

         THIRD-PARTY SERVICES

         Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice on a form provided by us. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that charges charged by such third parties for their service are separate from and in addition to charges paid under the Policy.

         MODEL ASSET ALLOCATION

         We may offer a Model Asset Allocation program that is designed to match your risk tolerance and investment objectives with a model Subaccount percentage allocation formula. You cannot select the Model Asset Allocation program and the systematic transfer Dollar Cost Averaging program at the same time.

         SYSTEMATIC TRANSFER PROGRAMS
         We offer several systematic transfer programs. We reserve the right to alter or eliminate any program upon thirty days advance written notice to you.

o        Dollar Cost Averaging Program
         Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Calvert CVS Social Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time.

         Dollar Cost Averaging Rules:
          o There is no additional charge for the Dollar Cost Averaging program.
          o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by Internet when available.
          o    Automatic transfers can only occur monthly.
          o The minimum transfer amount out of the Calvert CVS Social Money Market Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
          o Dollar Cost Averaging program transfers cannot begin before the end of a Policy's "right to examine" period.
          o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy Month Anniversary following the date the Policy's "right to examine" period ends.
          o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Calvert CVS Social Money Market Subaccount or the Fixed Account is less than $100.
          o Dollar Cost Averaging is not available when the Portfolio Rebalancing Program is elected.

o        Portfolio Rebalancing Program
         The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

         Portfolio Rebalancing Program Rules:
          o There is no additional charge for the Portfolio Rebalancing program.
          o    The Fixed Account is excluded from this program.
          o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
          o You may have rebalancing occur quarterly, semi-annually or annually.
          o Portfolio Rebalancing is not available when the Dollar Cost Averaging Program is elected.

o        Earnings Sweep Program
         The Earnings Sweep program allows you to rebalance your Policy value by automatically allocating earnings from your Subaccounts among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

         Earnings Sweep Program Rules:
          o    There is no additional charge for the Earnings Sweep program.
          o    The Fixed Account is included in this program.
          o You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
          o You may have your earnings sweep quarterly, semi-annually or annually.

CHARGES

         The following repeats and adds to information provided in the CHARGES & CREDITS TABLES section. Please review both Prospectus sections, and the Policy, for information on charges. For those Policies issued on a unisex basis in certain states or in certain cases, sex-distinct rates do not apply. Except as otherwise stated, charges are deducted pro-rata from your selected Subaccount and Fixed Account investment options; for such charges, you may instead designate the investment options from which all such charges are to be paid.

         TRANSACTION FEES

o        Premium Expense Charge
         We deduct 2.25% of each Policy premium payment we receive as a Premium Expense Charge. This charge partially offsets premium taxes imposed by some States and local governments and federal taxes on certain capitalized acquisition expenses. We do not expect to profit from this charge.

o        Full Surrender Charge
         Upon a full surrender from your Policy, we deduct a surrender charge. The charge is determined by multiplying a full surrender charge factor by (1) the actual premiums paid for the initial face amount up to Target Premium, and
(2) the Target Premium for any subsequent increases in face amount, then by adding those two results. The applicable factor is measured from the Policy issue date as to the initial face amount and from the date of any increase as to that increase. For example, for a Policy with an initial specified amount of $250,000 coverage, increased by $100,000 at the beginning of the sixth Policy Year, surrendered in Policy Year 10, and where the target premium for the increase is $1,661, the amount of the total surrender charge would be $498.30. There is no surrender charge applicable to the initial specified amount beginning on the tenth Policy year, and the amount of the surrender charge on the increase is 30%x $1,661 = $498.30
                                                     Year

                                               -------- ------ ----- ------
                                                 1-7      8     9     10+
                ------------------------------ -------- ------ ----- ------
                Full Surrender Charge Factor        30%    20%    10%   0%
                ------------------------------ -------- ------ ----- ------

Partial Withdrawal Charge
         During the period that a Full Surrender Charge is applicable to your Policy, upon a partial withdrawal from your Policy, we deduct a charge that is the greater of (1) 8% of the amount withdrawn, or (2) $25, but in no event greater than the then applicable full surrender charge. This fee will be deducted from the investment options and in the same allocation as your partial withdrawal allocation instruction; if that is not possible (due to insufficient value in one of the investment options you elect) or you have not given such instructions, we will deduct this fee on a pro-rata basis from balances in all Subaccounts and the Fixed Account. Taxes and tax penalties may apply.

         PERIODIC CHARGES:  MONTHLY DEDUCTIONS FROM POLICY VALUE

         The following charges are deducted from Policy value on each Policy Monthly Anniversary.

o        Cost of Insurance Charge
         The cost of insurance rate per $1,000 of net amount at risk cannot exceed the guaranteed cost of insurance rate that is set forth in the Policy. The maximum cost of insurance each month can be determined by using the guaranteed cost of insurance rate in the below formula for cost of insurance.

         The cost of insurance charge is for providing insurance protection under the Policy. Because the cost of insurance charge depends upon several variables, the cost for each Policy month can vary from month to month. The cost of insurance rate for the initial face amount of insurance coverage varies by the insured's sex, issue age, risk class, face amount, and the length of time the Policy has been in force. The cost of insurance rate for an increase in face amount varies by the insured's sex, age and risk class at the time of the increase, face amount, and the length of time the Policy has been in force since the increase. We may use current cost of insurance rates less than those shown in the Policy, and reserve the right to change them so long as they do not exceed the charges shown in the Policy. Changes will equally apply to similarly situated Policy owners and be based on changes in future expectations of factors such as investment earnings, mortality, persistency, and expenses. We expect a profit from this charge. Ask for a Policy illustration or see your Policy for these charges applicable to you.

The Cost of Insurance each month equals:             The Net Amount at Risk in any month equals:
-    The "Net Amount at Risk" for the month;         -  The death benefit on the Policy Monthly Anniversary, discounted at the
     multiplied by                                      guaranteed rate of interest for the Fixed Account for one month; minus
-    The cost of insurance rate per $1,000 of net
     amount at risk; divided by                      -  The Policy value on the Policy Monthly Anniversary after deducting the
-    $1,000.                                            charge for any optional features selected and the administrative charges but not the cost of insurance charge.

o        Administrative Charge
         The administrative charge partially compensates us for our costs in issuing and administering the Policy and operating the Separate Account. We do not anticipate making a profit from this charge.

         The Administrative Charge is $27 per month in Policy Year 1 and $8 per month in Policy Year 2 and thereafter.

o        Cost of Optional Features
         The cost for any optional features you select (sometimes called Policy "Riders") is also deducted monthly from Policy value. See the CHARGES TABLES for information about the costs of these features, and refer to the Optional Features provision of this prospectus for descriptions of these features. Optional features may not be available in all states.

         PERIODIC CHARGES: DAILY DEDUCTION FROM SEPARATE ACCOUNT ASSETS

         The following charges are applied daily to Separate Account assets in determining the daily Accumulation Unit value of each Subaccount.

o        Risk Charge
         The Risk Charge is for the mortality risks we assume - that the insured may live for a shorter period of time than we estimate, and also compensates us for the Policy expense risks we assume. In Policy Years 1-15, this charge is equal to an annual charge of 0.90% of the assets in the Separate Account. Beginning in the 16th Policy Year, this charge is reduced by 0.05% each Policy Year until it reaches 0.45% annually in Policy Year 24, and remains level thereafter. If this charge exceeds our actual costs to cover these risks, the excess goes to our general account. Conversely, if this charge is not enough, we bear the additional expense, not you. We expect a profit from this charge.

o        Portfolio Charges
         Each Subaccount's underlying portfolio has investment advisory expenses. These expenses, as of the end of each portfolio's last fiscal year, are stated in this prospectus' CHARGES TABLES section and described in more detail in each fund's prospectus. A portfolio's charges and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These charges and expenses help to pay the portfolio's investment adviser and operating expenses.

OTHER IMPORTANT POLICY INFORMATION

         POLICY APPLICATION AND ISSUANCE

         The insured must be no older than age 80 on the insured's birthday nearest to the Policy Date. To purchase a Policy, you must submit an application, at least the Minimum Initial Premium, and provide evidence of the proposed insured's insurability satisfactory to us. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject any application or premium. If we issue a Policy, insurance coverage will be effective as of the Policy Date.

  Replacing an existing life insurance policy is not always your best choice.
                       Evaluate any replacement carefully.


         The minimum initial face amount of life insurance is $100,000.

o        Application in Good Order
         All application questions must be answered, but particularly note these requirements:
          o The Owner's and insured's full name, Social Security number (tax identification number for a business or trust Owner), date of birth, and certain other required information must be included.
          o Your premium allocations must be complete, be in whole percentages, and total 100%.
          o    Initial premium must meet Minimum Initial Premium requirements.
          o Your signature and your agent's signature must be on the application.
          o City, state and date the application was signed must be completed.
          o You must provide all information required for us to underwrite your application (including health and medical information about the insured, and other information we consider relevant).
          o    If you have one, please give us your e-mail address to facilitate receiving updated Policy information by electronic delivery.
          o    There may be forms in addition to the application required by law or regulation, especially when a replacement of other coverage is involved.
          o    Your agent must be both properly licensed and appointed with us.

o        Premium Requirements
         Your premium checks should be made payable to "Acacia Life Insurance Company." We may postpone crediting any payment made by check until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources.

         Minimum Initial Premium
          o    Minimum premium necessary to initiate coverage under the Policy.

         Additional Premiums
          o Payment of additional premiums is flexible, but must be enough to cover Policy charges.
          o Planned Periodic Premiums may be paid annually, semi-annually, quarterly, or monthly. You may change your Planned Periodic Premium, subject to our approval. Because Policy value can fluctuate depending upon the performance of your selected variable investment options, payment of your Planned Periodic Premiums does not guarantee that your Policy will remain in force. Your Policy can lapse even if you pay all Planned Periodic Premiums on time.

          o If there is a Policy loan, you should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Policy value.
          o    Additional premiums are applied pursuant to your current
               allocation instructions, unless you give us different
               instructions by Written Notice or authorized telephone transaction when you make the payment.
          o We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.

o        Crediting and Allocating Premium
         Once your application is in good order, we will credit initial net premium to the Policy on the date the Policy is issued pursuant to your allocation instructions. All premiums are allocated to the Calvert CVS Social Money Market subaccount for 15 days after the date the Policy is issued to accommodate State "Right to Examine" rights under the Policy. Then, we will allocate your Policy value to the investment options according to your allocation instructions. Allocation to any investment option must be at least 5% of premium submitted. Percentage allocations must be in whole numbers. Policy value can only be allocated to up to 10 of the available variable investment options plus the fixed account. If a Policy is not issued, we will return your premium.

         Until your Policy is issued, premium payments received by us are held in our general account and are credited with interest at a rate we determine.

         POLICY VALUE

         On your Policy's date of issue, Policy value equals your initial net premium (premium less the Premium Expense Charge) less the Policy's first monthly deduction. On any Business Day thereafter, your total Policy value equals the sum of Policy value in the Separate Account variable investment options, the Fixed Account, and the Loan Account.

o        Separate Account Value
         Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value at the end of the prior Business Day by the Subaccount's net investment factor for the current Business Day.

         The net investment factor for a Subaccount is determined by dividing
(a) by (b), and then subtracting (c) from the result, where:
         (a) is:
               1. the net asset value of the underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day; plus or minus
               2. any charge or credit during the current Business Day as a provision for taxes attributable to the operation or maintenance of that Subaccount.
         (b) is:
               1. the net asset value of the underlying portfolio as of the end of the previous Business Day; plus or minus
               2. any charge or credit during the previous Business Day as a provision for taxes attributable to the operation or maintenance of that Subaccount.
         (c) is the mortality and expense risk charge and the administration charge.

         We value the assets in each Subaccount at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than 1.

         o   Fixed Account Value

         The Policy value of the Fixed Account on any Business Day equals:
          (a) the Policy value of the Fixed Account at the end of the preceding Policy month; plus
          (b) any net premiums credited to the Fixed Account since the end of the previous Policy month; plus
          (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy month; minus
          (d) any transfers and transfer fee from the Fixed Account to the Subaccounts since the end of the previous Policy month; minus
          (e) any partial withdrawal and withdrawal charge taken from the Fixed Account since the end of the previous Policy month; minus

          (f) the Fixed Account's share of any monthly deductions from Policy value; minus
          (g)  the Fixed Account's share of charges for any optional features;
               plus
          (h) interest credited on the Fixed Account balance since the end of the previous Policy month.

         MISSTATEMENT OF AGE OR SEX

         If the age or sex of the insured or any person insured by a Policy rider has been misstated on the application, the Policy death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for Policy charges and the cost of such additional benefits at the insured person's correct age or sex.

         SUICIDE

         We will pay the greater of any premiums received or Policy value, less any partial withdrawals and indebtedness, if the insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the date the Policy was issued (and in Missouri, the insured intended suicide at the time coverage was applied for). We will pay the greater of the monthly deductions for an increase in face amount of insurance coverage or Policy value attributable to such an increase if the insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the effective date of any increase (and in Missouri, the insured intended suicide at the time the increase was applied for). Optional feature riders to the Policy may have separate suicide provisions.

         INCONTESTABILITY

         We will not contest the validity of the Policy after it has been in force during the insured's lifetime for two years from the date the Policy was issued or for two years from the date of any reinstatement. We will not contest the validity of an increase in the face amount of insurance coverage after the Policy has been in force during the insured's lifetime for two years from the effective date of any increase. Any contest of an increase in the face amount of insurance coverage will be based on the application for that increase. Optional benefit riders to the Policy may have separate incontestability provisions.

         TELEPHONE TRANSACTIONS

Telephone Transactions Permitted
o    Transfers among investment options.
o    Establish systematic transfer programs.
o    Change premium allocations.

How to Authorize Telephone Transactions
o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

Telephone Transaction Rules
o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
o    Will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o    May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instructions we reasonably believe to be genuine.


         LAPSE AND GRACE PERIOD

o        Lapse

         Because Policy value can fluctuate depending upon the performance of your selected variable investment options, your Policy can lapse, even if you pay all Planned Periodic Premiums on time.

         This Policy will lapse with no value when Policy value is not enough to cover any due but unpaid charges and, where a Policy loan exists, any loan interest due. However, this Policy will not terminate during a grace period as long as sufficient premium is paid by the end of the grace period to prevent lapse.

           Lapse of the Policy may result in adverse tax consequences.

o        Guaranteed Death Benefit

         We guarantee the Policy will not lapse during its first five Policy Years so long as the Benchmark Premium, adjusted for partial withdrawals and outstanding loan and loan interest, is paid, even if the Cash Surrender Value is not enough to pay Policy charges due. This feature may be modified or not available in all states.

         If you meet the Guaranteed Death Benefit Premium requirements and the following rules, we further guarantee the Policy will not lapse before the later of the insured's age 65 or the end of the 10th Policy Year, even if the Cash Surrender Value is not enough to pay Policy charges due but unpaid.
     o If the Policy does lapse, the Guaranteed Death Benefit ends and is not reinstated even if the underlying Policy is reinstated after a grace period;
     o Increases in face amount of insurance will be reflected in the Guaranteed Death Benefit Premium requirement from the effective date of the change; and
     o Policy premiums paid to date, minus partial withdrawals since the Policy Date, and minus outstanding Policy loans and loan interest charged, must meet or exceed the cumulative Guaranteed Death Benefit Premium required to date.

o        Grace Period

         If your Policy lapses, we allow you a 61-day grace period to make a premium payment in order to continue the Policy. The grace period begins on the date we mail a notice of the premium necessary to keep this Policy in force. We will mail this notice to you at your current address on record with us and to any assignee on record. Insurance coverage continues during the grace period, but the Policy has no value for purposes of Policy loans, surrenders or transfers. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. If the insured dies during the grace period, we will deduct Policy charges due but not paid from the death benefit proceeds payable.

         REINSTATEMENT

         If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within fives years of the date of lapse and before the Maturity Date. To reinstate, we must receive:
          o    Written application signed by you and the insured;
          o Evidence of the insured's insurability satisfactory to us, and the insurability of any insured covered under an optional benefit rider;
          o    Premium at least equal to the greater of:
               (1) An amount sufficient to bring the Cash Surrender Value after the first Monthly Deduction to an amount greater than zero; or
               (2)  Three times the current Policy Month's monthly deductions.
          o    Reinstatement of any outstanding Policy debt.

         The effective date of reinstatement will be the Policy Monthly Anniversary date on or next following the date the reinstatement is approved.

         The face amount of the reinstated Policy may not exceed the face amount at the time of lapse. The Policy value on the effective date of reinstatement will equal the Policy value as of the beginning of the grace period that ended in termination of the Policy. The surrender charge at reinstatement, if any, will be based on the current Policy Year as if the Policy had never terminated.

         The Policy cannot be reinstated once it has been fully surrendered.

         DELAY OF PAYMENTS OR TRANSFERS

         We will usually pay any amounts from the Separate Account requested as a partial withdrawal or cash surrender within seven days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if: (i) the NYSE is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

         We may defer payments of a full or partial surrender from the Fixed Account for up to six months from the date we receive your Written Notice requesting the surrender.

         BENEFICIARY

         You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable, you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

         If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

         The interest of any beneficiary is subject to that of any assignee.

         POLICY CHANGES

         Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Center and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this prospectus' first two pages and last page.

         "FREE LOOK" RIGHTS

         Most States give you a limited period of time within which you can cancel your Policy, usually called a "right to examine" or "free look" period. The amount we will refund if you cancel during this period varies, but will always be at least the amount required by the State whose law governs your Policy. The specific terms of your State's "free look" requirements are on the front page of your Policy.

         OPTIONAL FEATURES

         Subject to certain requirements, one or more of the following optional insurance benefits may be added to your Policy by rider. The cost of any optional insurance benefit will be deducted monthly from Policy value as stated in this prospectus' CHARGES TABLES.

o        Total Disability Rider
         This Rider provides that during periods of the insured's total disability, as defined in the Rider, we will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the Cost of Insurance Charge for this Rider. The Owner chooses the benefit level at the issue of the Rider. There is an additional charge for this Rider.

o        Level Renewable Term Rider
         This Rider provides term insurance upon the insured's life in addition to the death benefit coverage under the Policy. There is an additional charge for this Rider.

o        Children's Insurance Rider
         This Rider provides term insurance upon the insured's children, as defined in the rider. There is an additional charge for this Rider.

o        Other Insured Rider
         This Rider provides term insurance upon the life of any family member of the insured. There is an additional charge for this Rider.

o        Guaranteed Insurability Rider
         This Rider provides that you can purchase additional insurance upon the insured at certain future dates without evidence of insurability. There is an additional charge for this Rider.

o        Accidental Death Benefit Rider
         This Rider provides additional insurance if the insured's death results from accidental bodily injury, as defined in the rider. There is an additional charge for this Rider.

o        Accelerated Death Benefit Rider
         In those States that permit this benefit, this Rider allows a percentage of the death benefit to be paid to you if the insured suffers from a terminal illness or injury, as defined in the Rider. This is not charge for this Rider, but there are underwriting requirements.

         LEGAL PROCEEDINGS

         As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

         HOW TO GET FINANCIAL STATEMENTS

         Our financial statements are included in a Statement of Additional Information ("SAI"). For information on how to obtain copies of these financial statements, at no charge, see the STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT provision on the last page of this prospectus.

POLICY   DISTRIBUTIONS
         The principle purpose of the Policy is to provide a death benefit upon the insured's death, but before then you may also borrow against the Policy's Cash Surrender Value, take a partial withdrawal, or fully surrender it for its Cash Surrender Value. Tax penalties and surrender charges may apply to amounts taken out of your Policy.

         DEATH BENEFIT

         Upon the insured's death, we will pay to the Policy beneficiary:
          (a) the death benefit on the insured's life under the death benefit option in effect; plus
          (b) any additional life insurance proceeds provided by any optional benefit or rider; minus
          (c)  any outstanding Policy debt; minus
          (d) any due and unpaid Policy charges, including deductions for the month of death.

         We will pay the death benefit after we receive Due Proof of Death of the insured's death and as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to a payment option to the extent allowed by applicable law and any settlement agreement in effect at the insured's death. If neither you nor the beneficiary makes a payment option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

A death benefit is payable upon:
   -  Your Policy being in force;
   -  Our receipt of Due Proof of Death of the Insured;
   -  Our receipt of sufficient beneficiary information to make the payment; and
   -  Your election of a payment option.
"Due Proof of Death" is generally a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

o        Death Benefit Options
         You may choose one of two death benefit options. Option A is in effect unless you elect Option B. For the same specified amount and premium payments, Option B provides higher death benefit protection, higher cost of insurance charges, and lower Policy value than Option A. Generally, choose Option A if you want to build Policy value faster but aren't as concerned with continued growth of Policy death benefit, and Option B if you want your Policy death benefit to grow over time but aren't as concerned with growth of Policy value.

Death Benefit Option A
     If you prefer to have favorable investment performance, if any, reflected in higher Policy value rather than increased insurance coverage, you should generally select Option A.
     Under Option A, the death benefit is the greater of:
     (a) the face amount of insurance coverage on the insured's date of death;
         or
     (b) the Policy value on the date of death multiplied times the corridor percentage (see below).

Death Benefit Option B
     If you prefer to have favorable investment performance, if any, reflected in increased insurance coverage rather than higher Policy value, you should generally select Option B.
     Under Option B, the death benefit is the greater of:
     (a) the face amount of insurance coverage on the date of death plus the Policy value; or
     (b) the Policy value on the date of death multiplied times the corridor percentage (see below).

         ------------- ------------ ----------- ----------- ----------- ----------- ----------- -----------
            Attained      Corridor    Attained    Corridor   Attained     Corridor    Attained    Corridor
              Age            %           Age         %          Age          %           Age          %
         ------------- ------------ ----------- ----------- ----------- ----------- ----------- -----------
         ------------- ------------ ----------- ----------- ----------- ----------- ----------- -----------
             0-40         250%
              41          243%          51         178%         61         128%         71         113%
              42          236%          52         171%         62         126%         72         111%
              43          229%          53         164%         63         124%         73         109%
              44          222%          54         157%         64         122%         74         107%
              45          215%          55         150%         65         120%       75-90        105%
              46          209%          56         146%         66         119%         91         104%
              47          203%          57         142%         67         118%         92         103%
              48          197%          58         138%         68         117%         93         102%
              49          191%          59         134%         69         116%        94+         101%
              50          185%          60         130%         70         115%
         ------------- ------------ ----------- ----------- ----------- ----------- ----------- -----------

Changes in Death Benefit Option
         After the first Policy Year, you may change your Policy's death benefit option.

Changes in Death Benefit Option Rules
o    Your request for a change must be by Written Notice.
o You can only change your Policy death benefit option once each Policy Year. The change will be effective on the Policy Monthly Anniversary after we receive your request.
o    There is no fee to change your Policy death benefit option.
o Changing from Option A to Option B: The face amount is decreased by an amount equal to the total Policy value as of the date of the change.
o Changing from Option B to Option A: The face amount of insurance will equal the death benefit on the date of the change.
o The change is only allowed if the new face amount of insurance meets the requirements set forth in the Change in Face amount of Insurance Coverage section, below.

o        Change in Face amount of Insurance Coverage
         You may change the current face amount of insurance coverage by Written Notice on a form provided by us, and subject to our approval. A change could have federal tax consequences (see this Prospectus' TAX MATTERS section). Any change will take effect on the Policy Monthly Anniversary on or after the date we receive your Written Notice.

INCREASE () in Coverage Rules
o    No increase is allowed in the first Policy Year.
o    The insured's age nearest birthday must be 80 or younger.
o A new application, evidence of insurability, and additional premium for the amount of the increase may be required.
o Minimum amount of an increase in face amount of insurance coverage is $25,000.
o Cost of insurance charges for the increase will be based upon the insured's attained age and underwriting class at the time of the increase.
o Additional premium may be required if Policy value at the time of the increase, minus outstanding Policy debt, is less than an amount equal to 12 times what the current monthly deductions from Policy value will be reflecting the increase in face amount of insurance coverage.
o Applicable surrender charges will increase based upon the amount of the increase.

DECREASE () in Coverage Rules

o No decrease is allowed in the first Policy Year nor during the first 12 Policy Months following an increase in face amount of insurance coverage except for a decrease which is the result of a partial withdrawal.
o    The face amount of coverage after the decrease must be at least $25,000.
o We may limit any requested decrease to the amount necessary to keep the Policy in compliance with maximum premium limits under federal tax law.
o For purposes of determining the new Cost of Insurance charge, the decrease will reduce the face amount of insurance coverage by first reducing the face amount provided by the most recent increase, then the next most recent increase successively, and finally the Policy's initial face amount of insurance coverage.

         MATURITY DATE

         This Policy's normal maturity date is the Policy Anniversary following the insured's 95th birthday. On the Maturity Date we will pay you the Policy value, less any loan and unpaid loan interest, if the insured is then living and this Policy is in force. The Policy may terminate prior to the Maturity Date as described in the Lapse and Grace Period provision. If the Policy does continue in force to the Maturity Date, it is possible there will be little or no Policy value at that time.

         POLICY LOANS

         If you ask, your sales representative or we may be able to provide you with illustrations giving examples of how a loan might affect Policy value, Cash Surrender Value and death benefit. Any loan transaction will permanently affect Policy values. Surrender or lapse of a Policy while a loan is outstanding could result in significant tax consequences.


--------------------------------------------------------------------------------
 Amount You Can Borrow
--------------------------------------------------------------------------------
Standard  Policy  Loan.  You may borrow  not less than  $1,000 nor more than 90% of the Policy Cash Surrender Value

Reduced Rate Policy Loan. Available beginning in the 6th Policy Year. Same borrowing limits as the Standard Policy Loan. Any loan outstanding at the beginning of the 6th Policy Year will become a Reduced Rate Policy Loan from that point forward.

--------------------------------------------------------------------------------
Loan Interest Rate
--------------------------------------------------------------------------------
Standard Policy Loan. Net annual loan interest rate of 1.95%: we charge an interest rate in advance with a 6.45% effective annual yield, but we also credit an interest rate with an effective annual yield of 4.5% to any amounts in the Loan Account.

Reduced Rate Policy Loan. Net annual loan interest rate of 0%: we charge an interest rate in advance with a 4.5% effective annual yield, but we also credit an interest rate with an effective annual yield of 4.5% to any amounts in the Loan Account.
--------------------------------------------------------------------------------

Loan Rules
o    The Policy must be assigned to us as sole security for the loan.
o We will accept a loan request signed by you on our form of Written Notice by mail or facsimile.
o We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The amounts will be transferred on a pro rata basis, unless you instruct us otherwise.
o Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest on a pro-rata basis from balances in all Subaccounts and the Fixed Account.
o If Policy debt exceeds Policy value minus accrued expenses and charges, you must pay the excess or your Policy will lapse.
o All or part of a loan may be repaid at any time while the Policy is in force. We will deduct the amount of the loan repayment from the Loan Account and allocate that amount among the Subaccounts and the Fixed Account in the same percentages as net premium is allocated on the date of repayment. We will treat any amounts you pay us as a premium unless you specify that it is a loan repayment.
o The death benefit will be reduced by the amount of any loan outstanding and unpaid loan interest on the date of the insured's death.
o We may defer making a loan for up to six months unless the loan is to pay premiums to us.

         FULL SURRENDER

         While the insured is alive, you may terminate the Policy for its Cash Surrender Value. Following a full surrender, all your rights in the Policy end, and the Policy may not be reinstated.

         Full Surrender Rules
          o We will accept a full surrender request signed by you on our form of Written Notice by mail or facsimile.
          o We will charge for amounts surrendered before they are invested ten years. The surrender charge is described in the CHARGES TABLES and in the CHARGES sections of this prospectus.
          o We may defer surrender payments from the Fixed Account for up to six months from the date we receive your request.

         PARTIAL WITHDRAWAL

         While the insured is alive, you may withdraw part of the Policy value. The amount requested and any partial withdrawal charge will usually be deducted from the Policy value on the date we receive your request if received before 3 p.m. Central Time.

         If Death Benefit Option A (described above) is in effect, then the current face amount of insurance coverage as well as Policy value will be reduced by the amount of any partial withdrawal.

         If Death Benefit Option B (described above) is in effect, the Policy value will be reduced by the amount of the partial withdrawal, but the face amount of insurance coverage will not change.

Partial Withdrawal Rules
o We will accept a partial withdrawal request signed by you on our form of Written Notice by mail or facsimile.
o The applicable Partial Withdrawal Charge is described in your Policy and the CHARGES section of this Prospectus.
o The minimum partial withdrawal amount is $100; the maximum is an amount such that remaining Cash Surrender Value is an amount sufficient to maintain the Policy in force at our required minimum face amount.
o    A partial withdrawal is irrevocable.
o For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract.
o Partial withdrawals will be deducted from your Policy investment options on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a withdrawal pursuant to your instructions is less than $100, the amounts will be deducted on a pro rata basis.
o Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount.
o We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive your request.
o Depending upon the circumstances, a partial withdrawal may have tax consequences.

         PAYMENT OF POLICY PROCEEDS

         A primary function of a life insurance policy is to provide payment options for payment of Policy proceeds in a way that best benefits the payee. Policy proceeds are payable upon the insured's death, a full surrender or partial withdrawal of Policy value, or upon any other benefit where certain proceeds are payable. You may elect to have Policy proceeds paid under one of several payment options or as a lump sum. If another option is not chosen within 60 days of the date we receive satisfactory proof of the insured's death, we will make payment in a lump sum to the beneficiary.

         Rules for Payment of Policy Proceeds
          o You, or your beneficiary after your death if you are the insured, may elect a payment option by completing an election form that can be requested from us at any time.
          o Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us.
          o An association, corporation, partnership or fiduciary can only receive a lump sum payment or a payment under a fixed period payment option (Option C).
          o Any payment option chosen will be effective when we acknowledge it.
          o We may require proof of your age or survival or the age or survival of the payee.

          o We reserve the right to pay the proceeds in one lump sum when the amount is less than $5,000, or when the payment option chosen would result in periodic payments of less than $100. If any payment would be or becomes less than $100, we also have the right to change the frequency of payments to an interval that will result in payments of at least $100. In no event will we make payments under a payment option less frequently than annually.
          o No payee may commute, encumber or alienate any proceeds under this Policy before they are due. No proceeds are subject to attachment for any debt or obligation of any payee.
          o When the last payee dies, we will pay to the estate of that payee any amount on deposit, or the then present value of any remaining guaranteed payments under a fixed payment option.


         Payments under the payment options are fixed payments based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 4 1/2% on an annual basis. Proceeds to fund payments are transferred to our general account and are no longer a part of the Separate Account. We have sole discretion whether or not to pay a higher interest rate for payment options A, B, C, D or E (see below). Current single premium immediate annuity rates for options D or E are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the date payment of Policy proceeds is to begin, and does not change.


o        Selecting a Payment Option
         Once fixed payments under a payment option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under options A to C to options D to F after the date payment of Policy proceeds begins. However, we reserve the right to discontinue this practice.)

The longer the guaranteed or projected payment option period, the lower the amount of each payment.

         Note: If you elect payment options D or E and select a non-guaranteed period, it is possible that only one annuity payment would be made under the payment option if the person whose life the payment is based upon (the "measuring life") dies before the due date of the second payment, only two payments would be made if the "measuring life" died before the due date of the third payment, etc.

         The payment options for receiving Policy proceeds are:

A. Interest Payment. We will pay interest each month at a rate determined by us on the amount retained.

B. Payments for a Fixed Amount. Proceeds are paid in equal monthly installments until proceeds, with interest, have been fully paid. The total annual payment must be at least 5% of the amount retained.

C. Payments for a Fixed Period. Proceeds are paid in equal monthly installments for the specified period chosen not to exceed 20 years. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.

D. Lifetime Income. Proceeds are paid as equal monthly installments based on the life of a named person, and continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time or a lump sum refund.

E. Joint and Last Survivor Lifetime Income. Proceeds are paid as equal monthly installments during the joint lives of two individuals and until the last of them dies. Variations provide for a reduced amount of payment during the lifetime of the surviving person.

F.   Lump Sum. Proceeds are paid in one sum.

TAX MATTERS

         The following is only general information about federal tax law and is not intended as tax advice to any individual. Tax laws affecting the Policy are complex, may change and are affected by your facts and circumstances. We cannot guarantee the tax treatment of the Policy or any transaction involving the Policy. You should consult your own tax adviser as to how these general rules and any applicable taxes will apply to you if you purchase a Policy.

         LIFE INSURANCE QUALIFICATION; TAX TREATMENT OF DEATH BENEFIT

         The Internal Revenue Code, as amended (the "Code") defines a life insurance contract for federal income tax purposes. This definition can be met if an insurance contract satisfies either one of two tests set forth in that section. The Code and related regulations do not directly address the manner in which these tests should be applied to certain features of the Policy. Thus, there is some uncertainty about how those tests apply to the Policy.

         Nevertheless, we believe the Policy qualifies as a life insurance contract for federal tax purposes, so that:
          o the death benefit should be fully excludable from the beneficiary's gross income; and
          o you should not be considered in constructive receipt of the Cash Surrender Value, including any increases in Cash Surrender Value, unless and until it is distributed from the Policy.

         We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

         Modified Endowment Contracts. The Code establishes a class of life insurance contracts designated as modified endowment contracts. The Code rules governing whether a Policy will be treated as a modified endowment contract are extremely complex. In general, a Policy is a modified endowment contract if the accumulated premium payments made at any time during the first seven Policy Years exceed the sum of the net level premium payments which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a modified endowment contract because of a material change. The determination of whether a Policy is a modified endowment contract after a material change generally depends upon the relationship of the Policy's death benefit and Policy value at the time of such change and the additional premium payments made in the seven years following the material change. A Policy may also become a modified endowment contract if the death benefit is reduced.

This Policy's flexibility and how you tailor it to meet your needs could cause it to be a modified endowment contract. We recommend you consult with a tax adviser to determine if desired Policy transactions may cause such treatment. When a premium payment is credited which we believe causes the Policy to become a modified endowment contract, we will notify you and offer you the opportunity to request a refund of that premium in order to avoid such treatment. You have 30 days after receiving such a notice to request the refund.

         A Policy issued in exchange for a modified endowment contract is subject to tax treatment as a modified endowment contract. However, we believe that a Policy issued in exchange for a life insurance policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the Policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. You may, of course, choose to not make additional payments in order to prevent a Policy from being treated as a modified endowment contract.

         SPECIAL CONSIDERATIONS FOR CORPORATIONS

        Premium paid by a business for a life insurance Policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the Policy. For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from the Policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes. In addition, although increases to the Policy's cash surrender value are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes. In recent years,

Congress has adopted new rules relating to corporate owned life insurance. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax advisor.

         TAX TREATMENT OF LOANS & OTHER DISTRIBUTIONS

         Upon a surrender or lapse of the Policy, if the amount received plus any outstanding Policy debt exceeds the total cost basis in the Policy, the excess will generally be treated as ordinary income subject to tax, regardless of whether a Policy is or is not a modified endowment contract. However, the tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a modified endowment contract.

"Cost Basis in the Policy" means:
     - the total of any premium payments or other consideration paid for the Policy, minus
     -  any withdrawals previously recovered that were not taxable.

Distributions from Policies Classified as Modified Endowment Contracts are subject to the following tax rules:
1) All distributions, including surrenders and partial withdrawals, are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy value immediately before the distribution over the cost basis in the Policy at such time.
2) Loans from or secured by the Policy are treated as distributions and taxed accordingly. If you do not repay loan interest, the loan interest itself is treated as a distribution.
3) A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, the Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

Distributions from Policies Not Classified as Modified Endowment Contracts are generally treated as first recovering the cost basis in the Policy and then, only after the return of all such cost basis in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Code's definition of life insurance. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy).

         Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. However, it is possible that reduced rate loans could be treated as distributions rather than loans.

         Distributions (including upon surrender) and loans from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% additional income tax rule. If a Policy which is not now but later becomes a modified endowment contract, then any distributions made from the Policy within two years prior to the change will become taxable pursuant to modified endowment contract rules.

         OTHER POLICY OWNER TAX MATTERS

         Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, a partial or full surrender, a lapse, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer and other tax consequences of ownership or receipt of distributions from a Policy depend on the circumstances of each Owner or beneficiary.

         Interest paid on Policy loans generally is not tax deductible.

         Aggregation of modified endowment contracts. Pre-death distributions (including a loan, partial surrender, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract may require a special aggregation to determine the amount of income recognized on the Policy. If we or any of our affiliates issue more than one modified endowment contract to the same Policy Owner within any 12-month period, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income for all those Policies will be aggregated and attributed to that distribution.

         Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon your or the beneficiary's individual circumstance.

         Diversification requirements. Investments of the Separate Account must be "adequately diversified" for the Policy to qualify as a life insurance contract under the Code. Any failure to comply with diversification requirements could subject you to immediate taxation on the incremental increases in Policy value plus the cost of insurance protection for the year. However, we believe the Policy complies fully with such requirements.

         Owner control. The Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Separate Account may cause you, rather than us, to be treated as the owner of the assets in the Separate Account. To date, no such regulations or guidance has been issued. If you are considered the Owner of the assets of the Separate Account, income and gains from the Separate Account would be included in your gross income.

         The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that owners were not owners of separate account assets. For example, you have additional flexibility in allocating Policy premium and Policy values. These differences could result in you being treated as the owner of a pro rata share of the assets of the Separate Account. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the Owner of the assets of the Separate Account.

         Tax-advantaged arrangements. The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this Policy for the arrangement.

APPENDIX A:  Variable Investment Option Portfolios

         The Separate Account Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. There is no assurance the investment objectives will be met.

         This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio accompanying this prospectus for more information about that portfolio, including detailed information about the portfolio's fees and expenses, investment strategy and investment objective. To get a copy of any portfolio prospectus, contact your representative or us as shown on page 2 or the last page of this prospectus.

-------------------------------------- -------------------------------------------------------------------------------
              Separate Account
                 Portfolio                 Summary of Investment Strategy (unless evident from the portfolio's name)
-------------------------------------- -------------------------------------------------------------------------------
               ALGER                                     Offered through The Alger American Fund
                                                          Advised by Fred Alger Management, Inc.
-------------------------------------- -------------------------------------------------------------------------------
Alger American Growth                  Growth.
-------------------------------------- -------------------------------------------------------------------------------
Alger American MidCap                  Growth.
-------------------------------------- -------------------------------------------------------------------------------
Alger American Small Capitalization    Growth.
-------------------------------------- -------------------------------------------------------------------------------
         CALVERT PORTFOLIOS                  Offered through Calvert Variable Series, Inc. Calvert Portfolios
                                                       Advised by Calvert Asset Management Company
                                                      (Both are Ameritas Acacia Company affiliates)
-------------------------------------- -------------------------------------------------------------------------------
CVS Social Balanced                    Income and Growth.
-------------------------------------- -------------------------------------------------------------------------------
CVS Social International Equity        Growth.
-------------------------------------- -------------------------------------------------------------------------------
CVS Social Mid Cap Growth              Growth.
-------------------------------------- -------------------------------------------------------------------------------
CVS Social Money Market                Money Market.
-------------------------------------- -------------------------------------------------------------------------------
CVS Social Small Cap Growth            Growth.
-------------------------------------- -------------------------------------------------------------------------------
     FIDELITY (Service Class 2)                Offered through Variable Insurance Products: Service Class 2
                                                   Advised by Fidelity Management & Research Company
-------------------------------------- -------------------------------------------------------------------------------
VIP Contrafund(R)                      Growth.
-------------------------------------- -------------------------------------------------------------------------------
VIP Equity-Income                      Income.
-------------------------------------- -------------------------------------------------------------------------------
VIP High Income                        Income.
-------------------------------------- -------------------------------------------------------------------------------
          NEUBERGER BERMAN                     Offered through Neuberger Berman Advisers Management Trust.
                                                       Advised by Neuberger Berman Management Inc.
-------------------------------------- -------------------------------------------------------------------------------
AMT Growth                             Growth.
-------------------------------------- -------------------------------------------------------------------------------
AMT Limited Maturity Bond              Bond.
-------------------------------------- -------------------------------------------------------------------------------
AMT Partners                           Growth.
-------------------------------------- -------------------------------------------------------------------------------
          OPPENHEIMER FUNDS                         Offered through Oppenheimer Variable Account Funds
                                                            Advised by Oppenheimer Funds, Inc.
-------------------------------------- -------------------------------------------------------------------------------
Aggressive Growth /VA                  Growth.
-------------------------------------- -------------------------------------------------------------------------------
Capital Appreciation /VA               Common stocks of well-known established companies.
-------------------------------------- -------------------------------------------------------------------------------
High Income /VA                        Income.
-------------------------------------- -------------------------------------------------------------------------------
Main Street /VA                        Equity and debt securities, including small to medium capital issuers.
-------------------------------------- -------------------------------------------------------------------------------
Strategic Bond /VA                     Diversified portfolio of high yield fixed-income securities, including foreign government and corporate debt securities, U.S. government securities, and "junk bonds."
-------------------------------------- -------------------------------------------------------------------------------
               SCUDDER                                  Offered through Scudder VIT Funds
                                                    Advised by Deutsche Asset Management, Inc.
-------------------------------------- -------------------------------------------------------------------------------
VIT EAFE(R) Equity Index               Match, before expenses, performance of the Morgan Stanley Capital
                                       International EAFE(R) Index.
-------------------------------------- -------------------------------------------------------------------------------
VIT Equity 500 Index                   Match, before expenses, performance of the S&P 500 Index.
-------------------------------------- -------------------------------------------------------------------------------
VIT Small Cap Index                    Match, before expenses, performance of the Russell 2000 Small Stock Index.
-------------------------------------- -------------------------------------------------------------------------------
         TEMPLETON (Class 2)               Offered through Franklin Templeton Variable Insurance Products Trust
                                                       Advised by Templeton Investment Counsel, LLC
-------------------------------------- -------------------------------------------------------------------------------
Foreign Securities                     Growth.
-------------------------------------- -------------------------------------------------------------------------------
Global Asset Allocation                Income.
-------------------------------------- -------------------------------------------------------------------------------
               VAN ECK                              Offered through Van Eck Worldwide Insurance Trust.
                                                              Advised by Van Eck Associates
-------------------------------------- -------------------------------------------------------------------------------
Worldwide Hard Assets                  Investing globally, primarily in securities of companies that derive most of revenue or profit from exploration, development, production or distribution of precious metals, natural resources, real estate or commodities.
----------------------------------------------------------------------------------------------------------------------

DEFINED TERMS

Accumulation Units are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

Business Day is each day that the New York Stock Exchange is open for trading.

Cash Surrender Value is the total Policy value less outstanding loans and loan interest, less any due but unpaid Policy charges.

Fixed Account is an account that credits a fixed rate of interest guaranteed by us and is not affected by the experience of the variable investment options of the Separate Account. The Fixed Account is part of our general account.

Loan Account is an account we maintain for your Policy if you have a Policy loan outstanding. The Loan Account is credited with interest and is not affected by the experience of the variable investment options of the Separate Account. The Loan Account is part of our general account.

Owner, You, Your is you -- the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

Policy Date is the effective date for Policy coverage. It is usually, but need not be, the same as the date the Policy is issued.

Policy Year/Month/Anniversary are measured from respective anniversary dates of the Policy Date of your Policy.

Premium
   Benchmark Premium is the monthly premium, listed in your Policy, which if paid, allows us to guarantee that your Policy will not lapse during the first five Policy Years if total premiums paid equals or exceeds the sum of Benchmark Premiums since the Policy was issued.

   Guaranteed Death Benefit Premium is an annual premium listed in your Policy which, if paid and there are no Policy loans outstanding or partial surrenders that have been taken, allows us to guarantee the Policy will not lapse before the later of the Insured's 65th birthday or the end of the 10th Policy Year since coverage became effective.

   Target Premium is an annual premium amount used to calculate surrender charges and agent compensation.

Subaccount is a variable investment option division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single, underlying, non-publicly traded portfolio issued through a series fund.

Valuation Period is the period commencing at the close of business of the New York Stock Exchange on each Business Day and ending at the close of business on the next succeeding Business Day.

We, Us, Our, Acacia Life - Acacia Life Insurance Company.

Written Notice or Request -- Written notice, signed by you, in good order, on a form approved by or acceptable to us, that gives us the information we require and is received at Acacia Life, Service Center, P.O. Box 82579, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-6153. Call us if
you have questions about what form or information is required. When notice is permitted and sent to us by facsimile, we have the right to implement the request if the copied or facsimile signature appears to be a copy of a your genuine original signature.

         IMSA

       We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. Our membership in IMSA applies to us only and not to our products or affiliates.
                                    THANK YOU
              for reviewing this Prospectus. You should also review
                the series fund prospectuses for those Subaccount
              variable investment option underlying portfolios you
                                 wish to select.

                             IF YOU HAVE QUESTIONS,

         wish to request a Statement of Additional Information, or want information about a Policy including a personalized illustration, contact your sales representative, or write or call us at:

                          Acacia Life Insurance Company
                                 Service Center
                                 P.O. Box 82579
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510

                           Telephone: 1-888-837-6791
                                Fax: 402-467-6153
                               www.acaciagroup.com

                                   HOME OFFICE
                              7315 Wisconsin Avenue
                            Bethesda, Maryland 20814

                           REMEMBER, THE CORRECT FORM
is important for us to accurately process your Policy elections and changes. Many can be found in the "on-line services" section of our Web Site. Or, call us at our toll-free number and we'll send you the form you need.

         ILLUSTRATIONS

       Illustrations are tools that can help demonstrate how the Policy operates, given the Policy's charges, investment options and any optional features selected, how you plan to accumulate or access Policy value over time, and assumed rates of return. Illustrations may also be able to assist you in comparing the Policy's death benefits, Cash Surrender Values and Policy values with those of other variable life insurance policies based upon the same or similar assumptions. You may ask your sales representative or us (at our toll-free telephone number) to provide an illustration, without charge, based upon your specific situation.

       STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT

       A Statement of Additional Information ("SAI") with the same date as this prospectus contains other information about us and the Policy. You may obtain a copy without charge upon request to our toll-free telephone number shown to the left. Information about us (including the SAI), is available on the SEC's Internet site at www.sec.gov, or can be reviewed and copies made at or ordered from (for a fee) the SEC's Public Reference Room, 450 Fifth St., NW, Washington, D.C. 20549-0102. (Direct questions to the SEC at 202-942-8090.)

       REPORTS TO YOU

       We will send you a statement at least annually showing your Policy's death benefit, Policy value and any outstanding Policy loan balance. We will also confirm Policy loans, Subaccount transfers, lapses, surrender, partial withdrawals, and other Policy transactions as they occur. You will receive such additional periodic reports as may be required by the SEC.

Acacia Life ALLOCATOR 2000 VUL
                               Last Page
                                        SEC Registration #: 811-08998,333-______

Statement of Additional Information:  January 1, 2004
to accompany Policy Prospectuses dated:  January 1, 2004

VARIABLE LIFE INSURANCE POLICIES
offered through

ACACIA VARIABLE LIFE SEPARATE ACCOUNT


TABLE OF CONTENTS                            Page

About Our Company..............................1

Underwriter....................................2
Distribution of the Policy
More Information on Charges
         Waiver of Certain Charges
         Underwriting Procedure

Distribution of Materials......................3
Advertising
Performance Data

Financial Statements...........................4

Contacting Us. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                         Acacia Life Insurance Company,
                                 Service Center
                                 P.O. Box 82579
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-888-837-6791
                               Fax: 1-402-467-6153
                              www.acaciagroup.com

Express mail packages should be sent to our Service Center street address, not our P.O. Box address.

         This Statement of Additional Information is not a prospectus. It contains information in addition to that set forth in the Policy prospectus and should be read together with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 82579, Lincoln, Nebraska 68501, by e-mailing us or accessing it through our web site at www.acaciagroup.com, or by calling us at 1-888-837-6791. Defined terms used in the current prospectus for the Policies are incorporated in this Statement.

         ABOUT OUR COMPANY

         Acacia Life Insurance Company ("we, us, our, Acacia Life") is a District of Columbia domiciled company chartered by an Act of the United States Congress in 1869. We are an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company, which is also the ultimate parent company of Ameritas Life Insurance Corp. ("Ameritas Life"), Nebraska's first insurance company - in business since 1887. We are engaged in the business of issuing life insurance and annuities throughout the United States (except New York) and have variable insurance authority in all states where the Policies are issued. The Ameritas Acacia companies are a diversified family of financial services business offering the above listed products and services as well as mutual funds and other investments, financial planning, retirement plans and 401(k) plans, group dental and vision insurance, banking and public financing.

         We entered into a merger with Acacia National Life Insurance Company ("Acacia National") effective as of the close of business on December 31, 2003. On that date, Acacia National transferred Acacia Variable Life Separate Account (the "Separate Account") to us. The Separate Account, formerly known as Acacia National Variable Life Insurance Separate Account I, was established as a separate investment account of Acacia National on January 31, 1995. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust. We issue the Policy described in the prospectus and are responsible for providing each Policy's insurance benefits.

         Your rights and benefits under your Policy with Acacia Life remain identical to the rights and benefits you had with Acacia National.


                                     SAI:1

UNDERWRITER

         The Policies are no longer being sold. The underwriter for the Policies is Ameritas Investment Corp. ("AIC"), located at 5900 "O" Street, Lincoln Nebraska 68510.

         AIC, an affiliate of ours, is owned by AMAL Corporation ("AMAL"), a joint venture holding Company. AMAL is an indirect majority-interest owned subsidiary of Ameritas Acacia Mutual Holding Company, our ultimate parent company. Acacia Life owns a 10.91% interest in AMAL.

         Acacia Life and Acacia National have not paid any compensation to AIC for underwriter or distribution services in previous years.

         DISTRIBUTION OF THE POLICY

         As our underwriter, AIC enters into contracts with various broker-dealers ("Distributors") to distribute the Policies. These Distributors are registered with the SEC and are members of the National Association of Securities Dealers, Inc. ("NASD"). All persons selling and servicing the Policy must be registered representatives of the Distributors, and must also be licensed as insurance agents to sell variable insurance products.

         Distribution Compensation for Regent 2000 and Allocator 2000 Policies (These Products Are No Longer Being Sold)

         Commission may equal an amount up to 95% of premium in the first year, up to 20% of premium paid in years 2-4, and up to 2% of the Policy value beginning in the fifth Policy Year.

         Compensation arrangements may vary among broker-dealers. We may also pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' CHARGES section.

         MORE INFORMATION ON CHARGES

o        Waiver of Certain Charges
         When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding charges charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue, or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. Any fee waiver will not discriminate unfairly against protected classes of individuals and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any charges may be subject to State approval.

o        Underwriting Procedure
         The Policy's cost of insurance depends upon the insured's sex, issue age, risk class, and length of time the Policy has been in force. The rates will vary depending upon tobacco use and other risk factors. Guaranteed cost of insurance rates are based on the insured's attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables without smoker distinction. The maximum rates for the table-rated substandard insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to reflect higher mortality risk. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

       The cost of insurance rates, Policy charges, and payment options for Policies issued in Montana, and perhaps other states or in connection with certain employee benefit arrangements, are issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

                                     SAI:2

       If the rating class for any increase in the specified amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. Decreases may be reflected in the cost of insurance rate, as discussed earlier.

       The actual charges made during the Policy year will be shown in the annual report delivered to Policy owners.

         DISTRIBUTION OF MATERIALS

         We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several owners with the same last name who share a common address or post office box.

         ADVERTISING

         From time to time, we may advertise performance information for the Subaccounts and their underlying portfolios. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios.

         We may provide hypothetical illustrations of Policy value, Cash Surrender Value and death benefit based on historical investment returns of the underlying portfolios for a sample Policy based on assumptions as to age, sex and risk class of the insured, and other Policy-specific assumptions.

         We may also provide individualized hypothetical illustrations calculated in the same manner as stated above but based upon factors particular to your Policy.

         PERFORMANCE DATA

         From time to time, we may advertise performance for the Subaccount variable investment options. Performance data is available on our website and is authorized for use with prospective investors only when accompanied or preceded by current product and fund prospectuses containing detailed information about the Policy, investment, limitations and risks.

         Performance returns reflect fees and charges assessed by the fund companies and current mortality and expenses and administrative risk charges deducted from separate account assets. Some portfolio advisors have agreed to limit their expenses; without these limits, performance would have been lower. The returns shown on our website do not reflect the Policy's transaction fees and periodic charges. If these fees and charges were deducted, the performance quoted would be lower. Yields shown are typically "annualized" yields. This means the income generated during the measured seven days is assumed to be generated each week over a 52-week period, and not reinvested, and is shown as a percentage of the investment.

         We encourage you to obtain a personalized illustration which reflects all charges of the Policy and the impact of those charges upon performance; contact your registered representative or us to obtain an illustration, without charge, based upon your specific situation. See the Policy prospectus for detailed information about Policy charges and portfolio prospectuses for each portfolio's expenses.

         For periods prior to the date the Policy Subaccount began operation, performance data will be calculated based on the performance of the underlying portfolio and the assumption that the Subaccounts were in existence for the same periods as those indicated for the underlying portfolio with the level of Policy charges that were in effect at the inception of the Subaccount.

         Past performance is no guarantee of future results. The return and principal value of an investment will fluctuate so that investor's shares, when redeemed, may be worth more or less than their original cost.

                                     SAI:3

         FINANCIAL STATEMENTS

         The statutory financial statements of Acacia Life Insurance Company as of December 31, 2002 and 2001, and for the years then ended, and the financial statements of the Subaccounts of Acacia Variable Life Insurance Separate Account I as of December 31, 2002, and for each of the periods in the two year period then ended, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, 1248 "O" Street, Suite 1040, Lincoln, Nebraska 68508, independent auditors, as stated in their reports appearing herein (which report on Acacia Life Insurance Company expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the National Association of Insurance Commissioners' Codification of Statutory Accounting Practices effective January 1, 2001), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         Our financial statements follow this page of this Statement. They bear only on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.


                                        *


                                     SAI:4

INDEPENDENT AUDITORS' REPORT



To the Board of Directors
Acacia National Life Insurance Company
Bethesda, Maryland

We have audited the accompanying statements of net assets of each of the subaccounts listed in Note 1 which comprise Acacia National Variable Life Insurance Separate Account I as of December 31, 2002, and the related statements of operations and changes in net assets for each of the periods in the two year period then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2002, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the subaccounts constituting Acacia National Variable Life Insurance Separate Account I as of December 31, 2002, and the results of their operations and changes in net assets for each of the periods in the two year period then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP


Lincoln, Nebraska
April 1, 2003
                                      FS-1

                     ACACIA NATIONAL VARIABLE LIFE INSURANCE
                               SEPARATE ACCOUNT I
                            STATEMENTS OF NET ASSETS
                                DECEMBER 31, 2002

ASSETS
INVESTMENTS AT FAIR VALUE:
    Calvert Variable Series, Inc. Calvert Portfolios (Calvert):
       CVS Social Money Market Portfolio (Money Market) -
         3,560,684.610 shares at $1.00 per share (cost $3,560,685)                  $   3,560,685
            Dividends Receivable                                                              185
                                                                                   ---------------
               Total                                                                               $      3,560,870
       CVS Social Balanced Portfolio (Balanced) -
         133,727.813 shares at $1.500 per share (cost $235,821)                                             200,592
       CVS Social Small Cap Growth Portfolio (Small Cap) -
         9,244.218 shares at $11.03 per share (cost $123,453)                                               101,964
       CVS Social Mid Cap Growth Portfolio (Mid Cap) -
         6,596.225 shares at $18.31 per share (cost $166,233)                                               120,777
       CVS Social International Equity Portfolio (International) -
         19,940.600 shares at $10.92 per share (cost $326,464)                                              217,751
    The Alger American Fund (Alger):
       Alger American Growth Portfolio (Growth) -
         69,507.733 shares at $24.63 per share (cost $3,088,668)                                          1,711,975
       Alger American MidCap Growth Portfolio (MidCap) -
         84,402.768 shares at $12.45 per share (cost $1,838,132)                                          1,050,814
       Alger American Small Capitalization Portfolio (Small Cap) -
         69,859.256 shares at $12.21 per share (cost $1,923,429)                                            852,981
    Deutsche Asset Management VIT Funds (Deutsche):
       VIT EAFE Equity Index Fund (EAFE Equity) -
         182,606.578 shares at $6.47 per share (cost $1,865,326)                                          1,181,465
       VIT Equity 500 Index Fund (Equity 500) -
         298,549.407 shares at $9.20 per share (cost $3,978,277)                                          2,746,655
       VIT Small Cap Index Fund (Small Cap) -
         48,785.008 shares at $8.45 per share (cost $532,541)                                               412,233
    Dreyfus Family of Funds (Dreyfus):
       Stock Index Fund (Stock) -
         14,540.101 shares at $22.47 per share (cost $451,560)                                              326,716
    Variable Insurance Products (Fidelity):
       VIP Equity-Income Portfolio: Service Class 2 (Equity-Income SC2) -
         28,083.131 shares at $18.00 per share (cost $622,710)                                              505,496
       VIP High Income Portfolio: Service Class 2 (High Income SC2) -
         2,164.173 shares at $5.87 per share (cost $12,934)                                                  12,704
       VIP Contrafund Portfolio: Service Class 2 (Contrafund SC2) -
         18,284.123 shares at $17.95 per share (cost $377,937)                                              328,200



                                      FS-2

                     ACACIA NATIONAL VARIABLE LIFE INSURANCE
                               SEPARATE ACCOUNT I
                            STATEMENTS OF NET ASSETS
                                DECEMBER 31, 2002


ASSETS, continued
INVESTMENTS AT FAIR VALUE:

    Franklin Templeton Variable Insurance Products Trust (Franklin Templeton):
       Templeton Global Asset Allocation Fund Class 2 (Asset Strategy) -
         5,161.189 shares at $14.49 per share (cost $81,603)                                       $         74,786
       Templeton Foreign Securities Fund Class 2 (Intl. Securities) -
         43,974.299 shares at $9.42 per share (cost $571,731)                                               414,238
    Neuberger Berman Advisers Management Trust (Neuberger Berman):
       AMT Limited Maturity Bond Portfolio (Limited Maturity Bond) -
         94,883.682 shares at $13.50 per share (cost $1,252,722)                                          1,280,930
       AMT Growth Portfolio (Growth) -
         81,205.385 shares at $7.93 per share (cost $965,581)                                               643,959
       AMT Partners Portfolio (Partners) -
         53,169.733 shares at $11.40 per share (cost $798,546)                                              606,135
    Van Eck Worldwide Insurance Trust (Van Eck):
       Worldwide Hard Assets Fund (Hard Assets) -
         36,758.380 shares at $10.30 per share (cost $420,565)                                              378,611
    Oppenheimer Variable Account Funds (Oppenheimer):
       Capital Appreciation Fund/VA (Capital Appreciation) -
         40,923.317 shares at $26.62 per share (cost $1,519,907)                                          1,089,379
       Aggressive Growth Fund/VA (Aggressive Growth) -
         32,699.517 shares at $29.23 per share (cost $1,762,043)                                            955,807
       Main Street Growth & Income Fund/VA (Growth & Income) -
         68,690.695 shares at $15.32 per share (cost $1,433,801)                                          1,052,341
       High Income Fund/VA (High Income) -
         41,415.078 shares at $7.51 per share (cost $373,324)                                               311,027
       Strategic Bond Fund/VA (Strategic Bond) -
         69,264.924 shares at $4.57 per share (cost $315,053)                                               316,541
                                                                                                  ------------------


    NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS                                                 $     20,454,947
                                                                                                  ==================


The accompanying notes are an integral part of these financial statements.

                     ACACIA NATIONAL VARIABLE LIFE INSURANCE
                               SEPARATE ACCOUNT I
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                            Calvert
                                                                             ---------------------------------------

                                                                                          Money Market
                                                                             ---------------------------------------
                                                                                   2002                 2001
                                                                             ------------------   ------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                            $         91,444     $        203,612
   Mortality and expense risk charge                                                   (53,312)             (47,662)
                                                                             ------------------   ------------------
Net investment income(loss)                                                             38,132              155,950
                                                                             ------------------   ------------------
Realized gain(loss) on investments:
   Net realized gain distributions                                                        ----                 ----
   Net realized gain(loss) on sale of fund shares                                         ----                 ----
                                                                             ------------------   ------------------
Net realized gain(loss)                                                                   ----                 ----
                                                                             ------------------   ------------------
Change in unrealized appreciation/depreciation                                            ----                 ----
                                                                             ------------------   ------------------
Net increase(decrease) in net assets resulting
   from operations                                                            $         38,132     $        155,950
                                                                             ==================   ==================

STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                $         38,132     $        155,950
   Net realized gain(loss)                                                                ----                 ----
   Net change in unrealized appreciation/depreciation                                     ----                 ----
                                                                             ------------------   ------------------
Net increase(decrease) in net assets resulting
   from operations                                                                      38,132              155,950
                                                                             ------------------   ------------------
Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                               6,342,016            7,976,868
   Subaccounts transfers (including fixed account), net                             (3,166,008)          (5,673,861)
   Transfers for policyowner benefits and terminations                                (576,031)            (288,596)
   Policyowner maintenance charges                                                    (933,718)            (886,423)
                                                                             ------------------   ------------------
Net increase(decrease) from policyowner transactions                                 1,666,259            1,127,988
                                                                             ------------------   ------------------

Reinsurance transfers (Note 4)                                                      (4,242,103)                ----
                                                                             ------------------   ------------------

Total increase(decrease) in net assets                                              (2,537,712)           1,283,938
Net assets at beginning of period                                                    6,098,582            4,814,644
                                                                             ------------------   ------------------
Net assets at end of period                                                   $      3,560,870     $      6,098,582
                                                                             ==================   ==================

The accompanying notes are an integral part of these financial statements.

                                                      Calvert
--------------------------------------------------------------------------------------------------------------------

              Balanced                               Small Cap                               Mid Cap
-------------------------------------- -------------------------------------- --------------------------------------
       2002               2001                2002               2001               2002                2001
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
 $          5,899    $          9,397   $          1,709   $           ----    $           ----   $           ----
           (2,651)             (2,049)            (4,001)            (3,328)             (2,516)            (2,303)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
            3,248               7,348             (2,292)            (3,328)             (2,516)            (2,303)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


             ----               4,578              2,116              8,111                ----             21,527
          (50,970)             (5,613)           (84,411)             5,036            (106,330)           (12,143)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          (50,970)             (1,035)           (82,295)            13,147            (106,330)             9,384
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

            7,014             (24,139)           (56,290)            27,288              (3,870)           (41,389)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


 $        (40,708)   $        (17,826)  $       (140,877)  $         37,107    $       (112,716)  $        (34,308)
=================== ================== =================== ================== ================== ===================




 $          3,248    $          7,348   $         (2,292)  $         (3,328)   $         (2,516)  $         (2,303)
          (50,970)             (1,035)           (82,295)            13,147            (106,330)             9,384
            7,014             (24,139)           (56,290)            27,288              (3,870)           (41,389)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

          (40,708)            (17,826)          (140,877)            37,107            (112,716)           (34,308)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


           65,868              62,382            173,055            125,672              79,171            107,229
          268,116             (19,125)            94,159            102,019             100,248             80,632
           (7,800)            (10,322)           (11,503)            (2,812)            (13,657)            (2,049)
          (35,643)            (25,473)           (60,774)           (47,860)            (36,651)           (36,881)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          290,541               7,462            194,937            177,019             129,111            148,931
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

         (297,626)               ----           (425,513)              ----            (226,800)              ----
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

          (47,793)            (10,364)          (371,453)           214,126            (210,405)           114,623
          248,385             258,749            473,417            259,291             331,182            216,559
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $        200,592    $        248,385   $        101,964   $        473,417    $        120,777   $        331,182
=================== ================== =================== ================== ================== ===================

                     ACACIA NATIONAL VARIABLE LIFE INSURANCE
                               SEPARATE ACCOUNT I
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                            Calvert
                                                                             ---------------------------------------

                                                                                         International
                                                                             ---------------------------------------
                                                                                    2002                2001
                                                                             -------------------  ------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                            $           ----     $          1,130
   Mortality and expense risk charge                                                    (6,915)              (9,802)
                                                                             -------------------  ------------------
Net investment income(loss)                                                             (6,915)              (8,672)
                                                                             -------------------  ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                        ----              121,959
   Net realized gain(loss) on sale of fund shares                                     (399,875)            (259,273)
                                                                             -------------------  ------------------
Net realized gain(loss)                                                               (399,875)            (137,314)
                                                                             -------------------  ------------------

Change in unrealized appreciation/depreciation                                         246,313             (196,444)
                                                                             -------------------  ------------------
Net increase(decrease) in net assets resulting
   from operations                                                            $       (160,477)    $       (342,430)
                                                                             ===================  ==================

STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                $         (6,915)    $         (8,672)
   Net realized gain(loss)                                                            (399,875)            (137,314)
   Net change in unrealized appreciation/depreciation                                  246,313             (196,444)
                                                                             -------------------  ------------------
Net increase(decrease) in net assets resulting
   from operations                                                                    (160,477)            (342,430)
                                                                             -------------------  ------------------
Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                 201,437              346,240
   Subaccounts transfers (including fixed account), net                               (135,707)            (166,913)
   Transfers for policyowner benefits and terminations                                 (61,573)             (33,293)
   Policyowner maintenance charges                                                     (81,409)            (110,167)
                                                                             -------------------  ------------------
Net increase(decrease) from policyowner transactions                                   (77,252)              35,867
                                                                             -------------------  ------------------

Reinsurance transfers (Note 4)                                                        (587,822)                ----
                                                                             ------------------   ------------------

Total increase(decrease) in net assets                                                (825,551)            (306,563)
Net assets at beginning of period                                                    1,043,302            1,349,865
                                                                             -------------------  ------------------
Net assets at end of period                                                   $        217,751     $      1,043,302
                                                                             ===================  ==================

The accompanying notes are an integral part of these financial statements.

                                                      Alger
--------------------------------------------------------------------------------------------------------------------

               Growth                                 MidCap                                Small Cap
-------------------------------------- -------------------------------------- --------------------------------------
       2002               2001                2002               2001               2002                2001
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $          2,634    $         16,183   $           ----   $           ----    $           ----   $          1,692
          (50,163)            (60,071)           (25,031)           (27,466)            (20,175)           (28,499)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          (47,529)            (43,888)           (25,031)           (27,466)            (20,175)           (26,807)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


             ----             877,508               ----          1,327,709                ----               ----
       (3,491,056)           (126,416)        (1,598,914)           (96,882)         (2,522,136)          (296,555)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
       (3,491,056)            751,092         (1,598,914)         1,230,827          (2,522,136)          (296,555)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

          939,219          (1,607,623)           470,274         (1,407,724)          1,721,545           (874,000)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


 $     (2,599,366)   $       (900,419)  $     (1,153,671)  $       (204,363)   $       (820,766)  $     (1,197,362)
=================== ================== =================== ================== ================== ===================




 $        (47,529)   $        (43,888)  $        (25,031)  $        (27,466)   $        (20,175)  $        (26,807)
       (3,491,056)            751,092         (1,598,914)         1,230,827          (2,522,136)          (296,555)
          939,219          (1,607,623)           470,274         (1,407,724)          1,721,545           (874,000)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (2,599,366)           (900,419)        (1,153,671)          (204,363)           (820,766)        (1,197,362)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


        1,986,399           2,550,844            977,280          1,101,913             708,613          1,166,192
           73,044             383,449             57,598            221,015          (1,019,909)           189,330
         (301,935)           (177,668)          (193,717)           (83,695)           (170,299)           (96,892)
         (847,154)           (933,117)          (384,303)          (397,899)           (318,454)          (404,467)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          910,354           1,823,508            456,858            841,334            (800,049)           854,163
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (4,193,596)               ----         (1,873,482)              ----            (990,851)              ----
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (5,882,608)            923,089         (2,570,295)           636,971          (2,611,666)          (343,199)
        7,594,583           6,671,494          3,621,109          2,984,138           3,464,647          3,807,846
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $      1,711,975    $      7,594,583   $      1,050,814   $      3,621,109    $        852,981   $      3,464,647
=================== ================== =================== ================== ================== ===================

                     ACACIA NATIONAL VARIABLE LIFE INSURANCE
                               SEPARATE ACCOUNT I
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                            Deutsche
                                                                             ---------------------------------------

                                                                                          EAFE Equity
                                                                             ---------------------------------------
                                                                                   2002                 2001
                                                                             ------------------   ------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                            $         19,060     $           ----
   Mortality and expense risk charge                                                   (30,754)             (31,997)
                                                                             ------------------   ------------------
Net investment income(loss)                                                            (11,694)             (31,997)
                                                                             ------------------   ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                        ----                 ----
   Net realized gain(loss) on sale of fund shares                                   (1,717,216)             (69,611)
                                                                             ------------------   ------------------
Net realized gain(loss)                                                             (1,717,216)             (69,611)
                                                                             ------------------   ------------------

Change in unrealized appreciation/depreciation                                         749,142             (988,205)
                                                                             ------------------   ------------------

Net increase(decrease) in net assets resulting
   from operations                                                            $       (979,768)    $     (1,089,813)
                                                                             ==================   ==================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                $        (11,694)    $        (31,997)
   Net realized gain(loss)                                                          (1,717,216)             (69,611)
   Net change in unrealized appreciation/depreciation                                  749,142             (988,205)
                                                                             ------------------   ------------------
Net increase(decrease) in net assets resulting
   from operations                                                                    (979,768)          (1,089,813)
                                                                             ------------------   ------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                               1,248,277            1,432,700
   Subaccounts transfers (including fixed account), net                                 36,010              586,667
   Transfers for policyowner benefits and terminations                                (178,533)             (94,544)
   Policyowner maintenance charges                                                    (444,741)            (438,071)
                                                                             ------------------   ------------------
Net increase(decrease) from policyowner transactions                                   661,013            1,486,752
                                                                             ------------------   ------------------

Reinsurance transfers (Note 4)                                                      (2,640,101)                ----
                                                                             ------------------   ------------------

Total increase(decrease) in net assets                                              (2,958,856)             396,939
Net assets at beginning of period                                                    4,140,321            3,743,382
                                                                             ------------------   ------------------
Net assets at end of period                                                   $      1,181,465     $      4,140,321
                                                                             ==================   ==================

The accompanying notes are an integral part of these financial statements.




                                  Deutsche                                                   Dreyfus
----------------------------------------------------------------------------- --------------------------------------

             Equity 500                              Small Cap                                Stock
-------------------------------------- -------------------------------------- --------------------------------------
       2002               2001                2002               2001               2002                2001
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $         31,380    $         99,600   $          3,216   $         10,036    $         19,654   $         29,253
          (83,515)            (89,155)           (11,354)           (12,168)            (13,949)           (23,519)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          (52,135)             10,445             (8,138)            (2,132)              5,705              5,734
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


             ----              10,381                241             80,796                ----             12,549
       (3,671,408)           (170,001)          (309,035)            (6,946)           (514,633)              (371)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
       (3,671,408)           (159,620)          (308,794)            73,850            (514,633)            12,178
------------------- ------------------ -------------------------------------- ------------------ -------------------

          829,307          (1,229,176)           (28,138)           (29,912)             17,567           (433,665)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


 $     (2,894,236)   $     (1,378,351)  $       (345,070)  $         41,806    $       (491,361)  $       (415,753)
=================== ================== =================== ================== ================== ===================




 $        (52,135)   $         10,445   $         (8,138)  $         (2,132)   $          5,705   $          5,734
       (3,671,408)           (159,620)          (308,794)            73,850            (514,633)            12,178
          829,307          (1,229,176)           (28,138)           (29,912)             17,567           (433,665)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (2,894,236)         (1,378,351)          (345,070)            41,806            (491,361)          (415,753)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


        3,784,122           4,147,315            451,474            503,277                 (53)              ----
         (996,844)          1,184,915           (439,240)            49,811            (146,615)          (281,145)
         (480,395)           (224,467)           (43,036)           (29,966)           (109,969)          (153,594)
       (1,319,951)         (1,305,926)          (180,677)          (180,873)           (162,311)          (272,001)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          986,932           3,801,837           (211,479)           342,249            (418,948)          (706,740)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (7,279,306)              ----            (752,962)              ----          (1,122,608)              ----
-------------------------------------- ------------------- ------------------ ------------------ -------------------

       (9,186,610)          2,423,486         (1,309,511)           384,055          (2,032,917)        (1,122,493)
       11,933,265           9,509,779          1,721,744          1,337,689           2,359,633          3,482,126
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $      2,746,655    $     11,933,265   $        412,233   $      1,721,744    $        326,716   $      2,359,633
=================== ================== =================== ================== ================== ===================

                     ACACIA NATIONAL VARIABLE LIFE INSURANCE
                               SEPARATE ACCOUNT I
                        FOR THE PERIODS ENDED DECEMBER 31


                                                                                            Fidelity
                                                                             ---------------------------------------

                                                                                       Equity-Income SC2
                                                                             ---------------------------------------
                                                                                    2002                2001
                                                                             -------------------  ------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                            $         34,390     $         24,820
   Mortality and expense risk charge                                                   (17,179)             (14,648)
                                                                             -------------------  ------------------
Net investment income(loss)                                                             17,211               10,172
                                                                             -------------------  ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                      49,563               71,433
   Net realized gain(loss) on sale of fund shares                                     (513,877)              (4,705)
                                                                             -------------------  ------------------
Net realized gain(loss)                                                               (464,314)              66,728
                                                                             -------------------  ------------------

Change in unrealized appreciation/depreciation                                         (57,205)            (175,569)
                                                                             -------------------  ------------------
Net increase(decrease) in net assets resulting
   from operations                                                            $       (504,308)    $        (98,669)
                                                                             ===================  ==================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                $         17,211     $         10,172
   Net realized gain(loss)                                                            (464,314)              66,728
   Net change in unrealized appreciation/depreciation                                  (57,205)            (175,569)
                                                                             -------------------  ------------------
Net increase(decrease) in net assets resulting
   from operations                                                                    (504,308)             (98,669)
                                                                             -------------------  ------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                 771,557              620,831
   Subaccounts transfers (including fixed account), net                                 92,669              400,752
   Transfers for policyowner benefits and terminations                                 (64,064)             (39,333)
   Policyowner maintenance charges                                                    (273,101)            (214,381)
                                                                             -------------------  ------------------
Net increase(decrease) from policyowner transactions                                   527,061              767,869
                                                                             -------------------  ------------------

Reinsurance transfers (Note 4)                                                      (1,703,356)                 ----
                                                                             ------------------   ------------------

Total increase(decrease) in net assets                                              (1,680,603)             669,200
Net assets at beginning of period                                                    2,186,099            1,516,899
                                                                             -------------------  ------------------
Net assets at end of period                                                   $        505,496     $      2,186,099
                                                                             ===================  ==================

The accompanying notes are an integral part of these financial statements.

                                  Fidelity                                             Franklin Templeton
----------------------------------------------------------------------------- --------------------------------------

           High Income SC2                        Contrafund SC2                         Asset Strategy
-------------------------------------- -------------------------------------- --------------------------------------
       2002               2001                2002               2001               2002                2001
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
 $          2,925    $            393   $          3,156   $          2,032    $          1,856   $            123
             (212)                (94)            (4,857)            (2,747)               (681)              (141)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
            2,713                 299             (1,701)              (715)              1,175                (18)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------


             ----                ----               ----              7,618                ----                879
           (3,623)               (932)           (70,158)           (15,584)             (8,173)              (540)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
           (3,623)               (932)           (70,158)            (7,966)             (8,173)               339
------------------- ------------------ ------------------ ------------------- ------------------ -------------------

              513                (477)           (10,232)           (29,935)             (4,603)            (2,022)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------


 $           (397)   $         (1,110)  $        (82,091)  $        (38,616)   $        (11,601)  $         (1,701)
=================== ================== ================== =================== ================== ===================




 $          2,713    $            299   $         (1,701)  $           (715)   $          1,175   $            (18)
           (3,623)               (932)           (70,158)            (7,966)             (8,173)               339
              513                (477)           (10,232)           (29,935)             (4,603)            (2,022)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------

             (397)             (1,110)           (82,091)           (38,616)            (11,601)            (1,701)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------


           14,141               4,465            284,383            117,289              59,813              9,577
            3,709              22,265            272,843             58,887              46,743              7,322
           (1,205)               (644)           (14,798)            (3,742)             (8,696)               333
           (6,763)             (2,245)           (75,613)           (59,065)            (13,061)            (2,719)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
            9,882              23,841            466,815            113,369              84,799             14,513
------------------- ------------------ ------------------ ------------------- ------------------ -------------------

          (22,718)               ----           (424,629)              ----             (25,563)              ----
------------------- ------------------ ------------------ ------------------- ------------------ -------------------

          (13,233)             22,731            (39,905)            74,753              47,635             12,812
           25,937               3,206            368,105            293,352              27,151             14,339
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
 $         12,704    $         25,937   $        328,200   $        368,105    $         74,786   $         27,151
=================== ================== ================== =================== ================== ===================


                     ACACIA NATIONAL VARIABLE LIFE INSURANCE
                               SEPARATE ACCOUNT I
                        FOR THE PERIODS ENDED DECEMBER 31


                                                                                       Franklin Templeton
                                                                             ---------------------------------------

                                                                                        Intl. Securities
                                                                             ---------------------------------------
                                                                                   2002                 2001
                                                                             ------------------   ------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                            $         28,523     $         29,559
   Mortality and expense risk charge                                                   (12,511)              (8,970)
                                                                             ------------------   ------------------
Net investment income(loss)                                                             16,012               20,589
                                                                             ------------------   ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                        ----              232,479
   Net realized gain(loss) on sale of fund shares                                     (693,787)             (21,404)
                                                                             ------------------   ------------------
Net realized gain(loss)                                                               (693,787)             211,075
                                                                             ------------------   ------------------

Change in unrealized appreciation/depreciation                                         232,567             (413,096)
                                                                             ------------------   ------------------

Net increase(decrease) in net assets resulting
   from operations                                                            $       (445,208)    $       (181,432)
                                                                             ==================   ==================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                $         16,012     $         20,589
   Net realized gain(loss)                                                            (693,787)             211,075
   Net change in unrealized appreciation/depreciation                                  232,567             (413,096)
                                                                             ------------------   ------------------
Net increase(decrease) in net assets resulting
   from operations                                                                    (445,208)            (181,432)
                                                                             ------------------   ------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                 622,970              497,445
   Subaccounts transfers (including fixed account), net                                826,242              217,072
   Transfers for policyowner benefits and terminations                                 (47,802)             (19,511)
   Policyowner maintenance charges                                                    (213,422)            (161,075)
                                                                             ------------------   ------------------
Net increase(decrease) from policyowner transactions                                 1,187,988              533,931
                                                                             ------------------   ------------------

Reinsurance transfers (Note 4)                                                      (1,580,821)                ----
                                                                             ------------------   ------------------

Total increase(decrease) in net assets                                                (838,041)             352,499
Net assets at beginning of period                                                    1,252,279              899,780
                                                                             ------------------   ------------------
Net assets at end of period                                                   $        414,238     $      1,252,279
                                                                             ==================   ==================

The accompanying notes are an integral part of these financial statements.



                                Neuberger Berman
--------------------------------------------------------------------------------------------------------------------

        Limited Maturity Bond                         Growth                                Partners
-------------------------------------- -------------------------------------- --------------------------------------
       2002               2001                2002               2001               2002                2001
------------------- ------------------ ------------------ ------------------- ------------------ -------------------

 $        207,613    $        198,893   $           ----   $           ----    $         12,753   $          8,803
          (36,686)            (31,285)           (12,424)            (9,147)            (19,250)           (20,667)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
          170,927             167,608            (12,424)            (9,147)             (6,497)           (11,864)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------


             ----                ----               ----            523,868                ----             83,628
           63,086                (456)          (996,491)          (131,327)           (658,953)           (12,511)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
           63,086                (456)          (996,491)           392,541            (658,953)            71,117
------------------- ------------------ ------------------ ------------------- ------------------ -------------------

          (46,085)            100,225            433,738           (793,884)            (77,060)          (135,214)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------


 $        187,928    $        267,377   $       (575,177)  $       (410,490)   $       (742,510)  $        (75,961)
=================== ================== ================== =================== ================== ===================




 $        170,927    $        167,608   $        (12,424)  $         (9,147)   $         (6,497)  $        (11,864)
           63,086                (456)          (996,491)           392,541            (658,953)            71,117
          (46,085)            100,225            433,738           (793,884)            (77,060)          (135,214)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------

          187,928             267,377           (575,177)          (410,490)           (742,510)           (75,961)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------


        1,298,053             984,947            580,694            340,469             771,713            793,428
          743,672             379,664          1,810,474            (12,986)            132,637            (52,896)
         (207,164)            (54,357)          (104,778)           (36,938)           (104,314)           (60,623)
         (569,038)           (417,517)          (224,660)          (140,119)           (297,353)          (280,802)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
        1,265,523             892,737          2,061,730            150,426             502,683            399,107
------------------- ------------------ ------------------ ------------------- ------------------ -------------------

       (4,409,946)               ----         (1,873,765)              ----          (1,838,821)              ----
------------------- ------------------ ------------------ ------------------- ------------------ -------------------

       (2,956,495)          1,160,114           (387,212)          (260,064))        (2,078,648)           323,146
        4,237,425           3,077,311          1,031,171          1,291,235           2,684,783          2,361,637
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
 $      1,280,930    $      4,237,425   $        643,959   $      1,031,171    $        606,135   $      2,684,783
=================== ================== ================== =================== ================== ===================

                     ACACIA NATIONAL VARIABLE LIFE INSURANCE
                               SEPARATE ACCOUNT I
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                             Strong
                                                                             ---------------------------------------

                                                                                      International Stock
                                                                             ---------------------------------------
                                                                                   2002                 2001
                                                                             ------------------   ------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                            $          8,656     $           ----
   Mortality and expense risk charge                                                    (1,270)              (3,352)
                                                                             ------------------   ------------------
Net investment income(loss)                                                              7,386               (3,352)
                                                                             ------------------   ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                        ----               15,051
   Net realized gain(loss) on sale of fund shares                                     (250,271)             (61,036)
                                                                             ------------------   ------------------
Net realized gain(loss)                                                               (250,271)             (45,985)
                                                                             ------------------   ------------------

Change in unrealized appreciation/depreciation                                         222,153              (61,108)
                                                                             ------------------   ------------------

Net increase(decrease) in net assets resulting
   from operations                                                            $        (20,732)    $       (110,445)
                                                                             ==================   ==================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                $          7,386     $         (3,352)
   Net realized gain(loss)                                                            (250,271)             (45,985)
   Net change in unrealized appreciation/depreciation                                  222,153              (61,108)
                                                                             ------------------   ------------------
Net increase(decrease) in net assets resulting
   from operations                                                                     (20,732)            (110,445)
                                                                             ------------------   ------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                   1,862                 ----
   Subaccounts transfers (including fixed account), net                               (279,309)             (36,542)
   Transfers for policyowner benefits and terminations                                 (13,193)             (25,037)
   Policyowner maintenance charges                                                     (10,540)             (29,758)
                                                                             ------------------   ------------------
Net increase(decrease) from policyowner transactions                                  (301,180)             (91,337)
                                                                             ------------------   ------------------

Reinsurance transfers (Note 4)                                                            ----                 ----
                                                                             ------------------   ------------------

Total increase(decrease) in net assets                                                (321,912)            (201,782)
Net assets at beginning of period                                                      321,912              523,694
                                                                             ------------------   ------------------
Net assets at end of period                                                   $           ----     $        321,912
                                                                             ==================   ==================

The accompanying notes are an integral part of these financial statements.


               Strong                                 Van Eck                              Oppenheimer
-------------------------------------- -------------------------------------- --------------------------------------

              Discovery                             Hard Assets                       Capital Appreciation
-------------------------------------- -------------------------------------- --------------------------------------
       2002               2001                2002               2001               2002                2001
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
 $           ----    $          1,004   $         12,629   $         15,390    $         17,682   $         19,614
             (680)             (1,308)           (11,128)           (11,575)            (24,186)           (27,359)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
             (680)               (304)             1,501              3,815              (6,504)            (7,745)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------


             ----              25,952               ----               ----                ----            294,335
          (26,892)               (751)          (219,609)            (3,133)           (850,173)           (10,094)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
          (26,892)             25,201           (219,609)            (3,133)           (850,173)           284,241
------------------- ------------------ ------------------ ------------------- ------------------ -------------------

           13,170             (21,266)            86,674           (155,343)           (160,556)          (725,203)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------


 $        (14,402)   $          3,631   $       (131,434)  $       (154,661)   $     (1,017,233)  $       (448,707)
=================== ================== ================== =================== ================== ===================




 $           (680)   $           (304)  $          1,501   $          3,815    $         (6,504)  $         (7,745)
          (26,892)             25,201           (219,609)            (3,133)           (850,173)           284,241
           13,170             (21,266)            86,674           (155,343)           (160,556)          (725,203)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------

          (14,402)              3,631           (131,434)          (154,661)         (1,017,233)          (448,707)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------


             ----                ----            411,145            430,546             902,875          1,007,956
         (108,085)            (61,036)          (169,565)           (10,631)            169,555            258,874
           (5,131)             (2,734)           (72,885)           (42,368)           (126,250)           (99,195)
           (5,829)            (11,087)          (164,373)          (151,375)           (350,060)          (377,693)
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
         (119,045)            (74,857)             4,322            226,172             596,120            789,942
------------------- ------------------ ------------------ ------------------- ------------------ -------------------

             ----                ----           (975,083)              ----          (1,922,968)              ----
------------------- ------------------ ------------------ ------------------- ------------------ -------------------

         (133,447)            (71,226)        (1,102,195)            71,511          (2,344,081)           341,235
          133,447             204,673          1,480,806          1,409,295           3,433,460          3,092,225
------------------- ------------------ ------------------ ------------------- ------------------ -------------------
 $           ----    $        133,447   $        378,611   $      1,480,806    $      1,089,379   $      3,433,460
=================== ================== ================== =================== ================== ===================

                     ACACIA NATIONAL VARIABLE LIFE INSURANCE
                               SEPARATE ACCOUNT I
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                          Oppenheimer
                                                                             ---------------------------------------

                                                                                       Aggressive Growth
                                                                             ---------------------------------------
                                                                                    2002                2001
                                                                             -------------------  ------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                            $         19,552     $         29,902
   Mortality and expense risk charge                                                   (22,687)             (27,153)
                                                                             -------------------  ------------------
Net investment income(loss)                                                             (3,135)               2,749
                                                                             -------------------  ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                        ----              466,569
   Net realized gain(loss) on sale of fund shares                                   (1,732,720)            (306,750)
                                                                             -------------------  ------------------
Net realized gain(loss)                                                             (1,732,720)             159,819
                                                                             -------------------  ------------------

Change in unrealized appreciation/depreciation                                         770,190           (1,442,407)
                                                                             -------------------  ------------------

Net increase(decrease) in net assets resulting
   from operations                                                            $       (965,665)      $   (1,279,839)
                                                                             ===================  ==================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                $         (3,135)    $          2,749
   Net realized gain(loss)                                                          (1,732,720)             159,819
   Net change in unrealized appreciation/depreciation                                  770,190           (1,442,407)
                                                                             -------------------  ------------------
Net increase(decrease) in net assets resulting
   from operations                                                                    (965,665)          (1,279,839)
                                                                             -------------------  ------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                 981,366            1,278,826
   Subaccounts transfers (including fixed account), net                                (87,187)             296,309
   Transfers for policyowner benefits and terminations                                 (79,923)             (45,940)
   Policyowner maintenance charges                                                    (382,360)            (401,981)
                                                                             -------------------  ------------------
Net increase(decrease) from policyowner transactions                                   431,896            1,127,214
                                                                             -------------------  ------------------

Reinsurance transfers (Note 4)                                                      (1,812,142)                ----
                                                                             ------------------   ------------------

Total increase(decrease) in net assets                                              (2,345,911)            (152,625)
Net assets at beginning of period                                                    3,301,718            3,454,343
                                                                             -------------------  ------------------
Net assets at end of period                                                   $        955,807     $      3,301,718
                                                                             ===================  ==================

The accompanying notes are an integral part of these financial statements.


                                                    Oppenheimer
--------------------------------------------------------------------------------------------------------------------

           Growth & Income                          High Income                          Strategic Bond
-------------------------------------- -------------------------------------- --------------------------------------
       2002               2001                2002               2001               2002                2001
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $         33,214    $         22,305   $         78,682    $         69,141   $         79,273   $         20,183
          (33,382)            (37,047)            (6,059)             (6,537)            (7,793)            (6,872)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
             (168)            (14,742)            72,623              62,604             71,480             13,311
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


             ----                ----               ----                ----               ----             26,502
       (1,197,221)            (52,956)          (182,154)            (24,715)           (41,110)           (13,108)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
       (1,197,221)            (52,956)          (182,154)            (24,715)           (41,110)            13,394
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

          297,630            (420,502)            60,860             (34,038)             3,509              3,022
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


 $       (899,759)   $       (488,200)  $        (48,671)   $          3,851   $         33,879   $         29,727
=================== ================== =================== ================== ================== ===================




 $           (168)   $        (14,742)  $         72,623    $         62,604   $         71,480   $         13,311
       (1,197,221)            (52,956)          (182,154)            (24,715)           (41,110)            13,394
          297,630            (420,502)            60,860             (34,038)             3,509              3,022
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

         (899,759)           (488,200)           (48,671)              3,851             33,879             29,727
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


        1,307,548           1,567,843            177,367             234,626            258,673            214,802
         (526,650)            300,427            (55,642)             93,179            (46,515)           260,960
         (134,448)            (90,426)           (45,496)             (8,061)           (17,720)            (4,992)
         (531,520)           (539,736)          (124,372)           (117,328)          (121,574)           (91,995)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          114,930           1,238,108            (48,143)            202,416             72,864            378,775
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (2,928,985)               ----           (450,055)              ----            (777,705)              ----
------------------- ------------------ -------------------------------------- ------------------ -------------------

       (3,713,814)            749,908           (546,869)            206,267           (670,962)           408,502
        4,766,155           4,016,247            857,896             651,629            987,503            579,001
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $      1,052,341    $      4,766,155   $        311,027    $        857,896   $        316,541   $        987,503
=================== ================== =================== ================== ================== ===================

                     ACACIA NATIONAL VARIABLE LIFE INSURANCE
                               SEPARATE ACCOUNT I
                          NOTES TO FINANCIAL STATEMENTS
                FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001


1.  ORGANIZATION

    The Acacia National Variable Life Insurance Separate Account I (the Account) began operations on December 1, 1995 as a separate investment account within Acacia National Life Insurance Company (the Company), a wholly owned subsidiary of Acacia Life Insurance Company (an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company). The assets of the Account are held by the Company and are segregated from all of the Company's other assets and are used only to support variable life products issued by the Company.

    The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is made up of variable investment options called subaccounts for which accumulation units are separately maintained. Each subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund. At December 31, 2002, there are twenty-six subaccounts available within the Account.

    Calvert Asset Management Company, Inc.                    Deutsche Asset Management, Inc., continued
    (Advisor) (See Note 4)                                      Deutsche, continued
      Calvert (Fund)                                             *Small Cap
       *Money Market (Subaccount)                                 (Commenced May 1, 2000)
        (Commenced December 1, 1995)
       *Balanced                                              Dreyfus Service Corporation
        (Commenced December 1, 1995)                            Dreyfus
        *Small Cap                                               *Stock
        (Commenced December 1, 1995)                              (Commenced December 1, 1995)
       *Mid Cap
        (Commenced May 1, 1997)                               Fidelity Management and Research Company
       *International                                           Fidelity
        (Commenced May 1, 1997)                                  *Equity-Income SC2
                                                                  (Commenced May 1, 2000)
    Fred Alger Management, Inc.                                  *High Income SC2
      Alger                                                       (Commenced June 1, 2000)
       *Growth                                                   *Contrafund SC2
        (Commenced December 1, 1995)                              (Commenced May 1, 2000)
       *MidCap
        (Commenced December 1, 1995)                          Templeton Investment Counsel, LLC
       *Small Cap                                               Franklin Templeton
        (Commenced December 1, 1995)                             *Asset Strategy
                                                                  (Commenced May 1, 2000)
    Deutsche Asset Management, Inc.                              *Intl. Securities
      Deutsche                                                    (Commenced May 1, 2000)
       *EAFE Equity
        (Commenced May 1, 2000)
       *Equity 500
        (Commenced May 1, 2000)

                                     FS-18



1.  ORGANIZATION, continued

    Neuberger Berman Management Inc.                          Van Eck Associates Corporation
      Neuberger Berman                                          Van Eck
       *Limited Maturity Bond                                    *Hard Assets
        (Commenced December 1, 1995)                              (Commenced December 1, 1995)
       *Growth
        (Commenced December 1, 1995)                          Oppenheimer Funds, Inc.
       *Partners                                                Oppenheimer
        (Commenced May 1, 2000)                                  *Capital Appreciation
                                                                  (Commenced May 1, 1997)
    Strong Capital Management, Inc.                              *Aggressive Growth
      Strong                                                      (Commenced May 1, 1997)
       *International Stock                                      *Growth & Income
        (Commenced December 1, 1995)                              (Commenced May 1, 1997)
        (Ceased business July 1, 2002)                           *High Income
       *Discovery                                                 (Commenced May 1, 1997)
        (Commenced December 1, 1995)                             *Strategic Bond
        (Ceased business August 30, 2002)                         (Commenced May 1, 1997)

2.  ACCOUNTING POLICIES

    USE OF ESTIMATES
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual result could differ from those estimates.

    INVESTMENTS
    The assets of the subaccounts are carried at the net asset value of the underlying portfolios, adjusted for the accrual of dividends. The value of the policyowners' units corresponds to the investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products. Share transactions and security transactions are accounted for on a trade date basis.

    Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date. Realized gains and losses on the sales of investments are computed on the weighted average cost basis.

    FEDERAL AND STATE TAXES
    The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the Internal Revenue Code. The Company has the right to charge the Account any federal income taxes, or provisions for federal income taxes, attributed to the operations of the Account or to the policies funded in the Account. Charges for state and local taxes, if any, attributable to the Account may also be made. Currently, the Company does not make a charge for income taxes or other taxes.

    RECLASSIFICATIONS
    Certain items on the prior period financial statements have been reclassified to conform to current period presentation.

3.  CHARGES

    The Company charges the subaccounts for mortality and expense risks assumed. This daily charge is made on the ending daily value of the net assets representing equity of policyowners held in each subaccount per each product's current policy provisions. Additional policyowner maintenance charges are made at intervals and in amounts per each product's current policy provisions. These charges are prorated against the balance in each investment option of the policyowner, including the Fixed Account option which is not reflected in these financial statements.

4.  RELATED PARTIES

    During the periods ended December 31, 2002 and 2001, the Calvert subaccounts incurred investment advisory fees of approximately $50,000 and $49,000, respectively, to Calvert Asset Management Company, Inc., an affiliate of the Company, which serves as the investment advisor.

    Effective April 1, 2002, the Company entered into an assumption reinsurance agreement with Ameritas Variable Life Insurance Company (AVLIC), an affiliate, with respect to the Company's variable life and annuity contracts. In November 2002, $45,379,327 of the Account's assets and liabilities were transferred to AVLIC.

5.  PURCHASES AND SALES OF INVESTMENTS

    The cost of purchases and proceeds from sales of investments in the subaccounts for the period ended December 31, 2002 were as follows:
                                           Purchases                 Sales
                                   ----------------------  ---------------------
    Calvert:
      Money Market                   $        5,190,463      $      7,727,786
      Balanced                                  331,066               334,904
      Small Cap                                 318,931               549,684
      Mid Cap                                   185,299               285,502
      International                             143,365               815,353

    Alger:
      Growth                                  1,341,568             4,672,338
      MidCap                                    854,622             2,296,279
      Small Cap                                 389,978             2,201,054

    Deutsche:
      EAFE Equity                             1,069,251             3,060,034
      Equity 500                              2,222,430             8,566,939
      Small Cap                                 331,832             1,304,169

    Dreyfus:
      Stock                                      23,501             1,559,351

    Fidelity:
      Equity-Income SC2                         984,866             2,094,388
      High Income SC2                            17,731                27,855
      Contrafund SC2                            535,582               495,098

                                           Purchases                 Sales
                                   ----------------------  ---------------------
    Franklin Templeton:
      Asset Strategy                 $          123,518      $         63,105
      Intl. Securities                        1,362,966             1,739,787

    Neuberger Berman:
      Limited Maturity Bond                   2,225,191             5,198,685
      Growth                                  2,238,077             2,062,535
      Partners                                  718,458             2,061,093

    Strong:
      International Stock                        16,298               310,093
      Discovery                                   4,160               123,886

    Van Eck:
      Hard Assets                               285,518             1,254,778

    Oppenheimer:
      Capital Appreciation                      990,840             2,324,190
      Aggressive Growth                         799,388             2,182,770
      Growth & Income                           737,160             3,551,382
      High Income                               312,426               738,001
      Strategic Bond                            483,630             1,116,988

6.  UNIT VALUES

    A summary of unit values, units, net assets at December 31 and investment income ratio (Inv. Income Ratio) as a percentage of average net assets (excludes mortality and expense risk charge and is affected by the timing of the declaration of dividends by the underlying fund portfolio), expenses as a percentage of average net assets (excluding the effect of expenses of the underlying fund portfolio and charges made directly to policyowner accounts through the redemption of units), and total return percentage (based upon the change in the unit value reported year-to-date, however, subaccounts which commenced in the current year, as shown in Note 1, are based on shorter return periods) for the periods ended December 31 follows (amounts have been rounded):

                                                                                     Expenses
                                                                          Inv.       as a % of
                                Unit                      Net Assets     Income       Average           Total
                             Value ($)        Units          ($)        Ratio %     Net Assets         Return %
                          ---------------- ------------- ------------- ---------- --------------- -------------------
                            Min     Max                                             Min     Max      Min      Max
Calvert:
Money Market
2002                         1.01    1.32     2,745,660      3,560,870     1.44     0.85    0.90     0.52     0.57
2001                         1.01    1.31     4,748,407      6,098,582     3.63     0.85    0.90     2.79     2.84

Balanced
2002                         1.68   13.58        56,376        200,592     1.86     0.85    0.90   (12.93)   (7.86)
2001                         1.93   15.59        17,159        248,385     3.90     0.85    0.90    (7.76)   (7.72)


                                     FS-21

6.  UNIT VALUES, continued
                                                                                     Expenses
                                                                          Inv.       as a % of
                               Unit                       Net Assets     Income       Average           Total
                             Value ($)        Units          ($)        Ratio %     Net Assets         Return %
                          ---------------- ------------- ------------- ---------- --------------- -------------------
                            Min     Max                                             Min    Max       Min      Max
Calvert, continued:
Small Cap
2002                        11.79   12.35         8,258        101,964     0.36     0.85   0.90    (31.94)  (23.20)
2001                        15.37   16.08        29,470        473,417     ----     0.85   0.90      9.89     9.93

Mid Cap
2002                        11.77   20.72         7,594        120,777     ----     0.85   0.90    (28.87)  (18.85)
2001                        16.54   29.13        19,717        331,182     ----     0.85   0.90    (12.95)  (12.88)

International
2002                         8.88   14.20        24,450        217,751     ----     0.85   0.90    (18.94)  (15.67)
2001                        10.53   16.84        96,731      1,043,302     0.10     0.85   0.90    (25.42)  (25.38)

Alger:
Growth
2002                        13.77   31.49       120,462      1,711,975     0.04     0.85   0.90    (33.59)  (33.56)
2001                        20.72   47.43       358,267      7,594,583     0.23     0.85   0.90    (12.61)  (12.56)

MidCap
2002                        15.46   22.53        66,006      1,050,814     ----     0.85   0.90    (30.17)  (28.27)
2001                        17.59   32.26       162,275      3,621,109     ----     0.85   0.90     (7.36)   (7.29)

Small Cap
2002                         7.03   20.28       116,636        852,981     ----     0.85   0.90    (27.26)  (26.84)
2001                         9.61   27.74       351,934      3,464,647     0.05     0.85   0.90    (30.15)  (30.11)

Deutsche:
EAFE Equity
2002                         6.53    6.56       180,597      1,181,465     0.52     0.85   0.90    (22.30)  (22.26)
2001                         8.41    8.44       491,966      4,140,321     ----     0.85   0.90    (25.36)  (25.32)

Equity 500
2002                         9.18    9.20       298,961      2,746,655     0.32     0.85   0.90    (23.01)  (22.97)
2001                        11.92   11.95     1,000,366     11,933,265     0.95     0.85   0.90    (12.97)  (12.92)

Small Cap
2002                         8.83    8.87        46,607        412,233     0.24     0.85   0.90    (21.29)  (21.25)
2001                        11.22   11.27       153,284      1,721,744     0.70     0.85   0.90      1.15     1.21

Dreyfus:
Stock
2002                        15.02   23.26        21,571        326,716     1.18     0.85   0.90    (23.50)  (23.46)
2001                        19.51   30.24       120,413      2,359,633     1.06     0.85   0.90    (12.97)  (12.93)


                                     FS-22



6.  UNIT VALUES, continued
                                                                                     Expenses
                                                                          Inv.       as a % of
                               Unit                       Net Assets     Income       Average           Total
                             Value ($)        Units          ($)        Ratio %     Net Assets         Return %
                          ---------------- ------------- ------------- ---------- --------------- -------------------
                            Min     Max                                             Min     Max      Min      Max
Fidelity:
Equity-Income SC2
2002                        19.48   19.55        25,916        505,496     1.68     0.85    0.90   (17.89)  (17.85)
2001                        23.73   23.81        92,061      2,186,099     1.44     0.85    0.90    (6.07)   (6.02)

High Income SC2
2002                         7.23    7.26         1,754         12,704    11.60     0.85    0.90     2.37     2.42
2001                         7.06    7.10         3,669         25,937     3.67     0.85    0.90   (12.76)  (12.68)

Contrafund SC2
2002                        18.29   18.31        17,940        328,200     0.55     0.85    0.90   (10.41)   (9.28)
2001                        19.91   20.44        18,049        368,105     0.63     0.85    0.90   (13.40)  (13.21)

Franklin Templeton:
Asset Strategy
2002                        14.54   16.10         4,698         74,786     2.34     0.85    0.90    (5.24)   (5.19)
2001                        15.35   16.99         1,613         27,151     0.71     0.85    0.90   (10.75)  (10.71)

Intl. Securities
2002                         9.43   12.49        33,193        414,238     1.91     0.85    0.90   (19.29)  (19.25)
2001                        11.69   15.46        81,092      1,252,279     2.80     0.85    0.90   (16.75)  (16.71)

Neuberger Berman:
Limited Maturity Bond
2002                        14.09   15.74        89,425      1,280,930     4.77     0.85    0.90     4.39     4.45
2001                        13.49   15.08       311,635      4,237,425     5.45     0.85    0.90     7.80     7.86

Growth
2002                         7.88   15.33        65,391        643,959     ----     0.85    0.90   (34.16)  (31.74)
2001                        14.37   22.48        71,434      1,031,171     ----     0.85    0.90   (30.98)  (30.95)

Partners
2002                        11.64   11.68        52,031        606,135     0.55     0.85    0.90   (24.82)  (24.78)
2001                        15.48   15.53       173,329      2,684,783     0.36     0.85    0.90    (3.69)   (3.64)

Van Eck:
Hard Assets
2002                         8.98   10.32        41,723        378,611     0.96     0.85    0.90    (3.71)   (3.66)
2001                         9.32   10.72       157,871      1,480,806     1.13     0.85    0.90   (11.26)  (11.21)


                                     FS-23


6.  UNIT VALUES, continued
                                                                                     Expenses
                                                                          Inv.       as a % of
                                Unit                      Net Assets     Income       Average           Total
                             Value ($)        Units          ($)        Ratio %     Net Assets         Return %
                           ---------------- ------------- ------------- ---------- --------------- -------------------
                            Min     Max                                             Min     Max      Min      Max
Oppenheimer:
Capital Appreciation
2002                        13.14   30.89        77,465      1,089,379     0.61     0.85    0.90   (27.51)  (26.56)
2001                        18.12   42.62       186,369      3,433,460     0.61     0.85    0.90   (13.36)  (13.32)

Aggressive Growth
2002                        11.04   35.22        80,539        955,807     0.72     0.85    0.90   (28.44)  (28.40)
2001                        15.42   49.22       206,686      3,301,718     0.93     0.85    0.90   (31.89)  (31.85)

Growth & Income
2002                        10.55   15.96        97,595      1,052,341     0.84     0.85    0.90   (19.52)  (19.48)
2001                        13.11   19.83       358,034      4,766,155     0.51     0.85    0.90   (10.96)  (10.92)

High Income
2002                         9.99   10.80        29,493        311,027    10.91     0.85    0.90    (8.02)   (3.22)
2001                         9.35   11.16        77,407        857,896     9.04     0.85    0.90     1.04     1.10

Strategic Bond
2002                         4.92   12.77        32,466        316,541     8.62     0.85    0.90     5.38     6.53
2001                         5.25   11.98        93,498        987,503     2.55     0.85    0.90     3.89     3.95

7.  CHANGES IN UNITS OUTSTANDING
    The changes in units outstanding were as follows:

                                            2002                    2001
                                   --------------------    --------------------
    Calvert:
    Money Market
    Units issued                           17,812,837              17,430,906
    Units redeemed                        (19,815,584)            (16,507,623)
                                   --------------------    --------------------
    Net increase(decrease)                 (2,002,747)                923,283
                                   ====================    ====================

    Balanced
    Units issued                              157,541                  41,213
    Units redeemed                           (118,324)                (39,601)
                                   --------------------    --------------------
    Net increase(decrease)                     39,217                   1,612
                                   ====================    ====================

    Small Cap
    Units issued                              100,907                  72,652
    Units redeemed                           (122,119)                (60,908)
                                   --------------------    --------------------
    Net increase(decrease)                    (21,212)                 11,744
                                   ====================    ====================

                                           2002                    2001
                                   --------------------    --------------------
    Calvert, continued:
    Mid Cap
    Units issued                               70,956                  37,795
    Units redeemed                            (83,079)                (29,424)
                                   --------------------    --------------------
    Net increase(decrease)                    (12,123)                  8,371
                                   ====================    ====================

    International
    Units issued                              266,527                 360,747
    Units redeemed                           (338,808)               (358,168)
                                   --------------------    --------------------
    Net increase(decrease)                    (72,281)                  2,579
                                   ====================    ====================

    Alger:
    Growth
    Units issued                            1,336,686                 851,180
    Units redeemed                         (1,574,491)               (769,716)
                                   --------------------    --------------------
    Net increase(decrease)                   (237,805)                 81,464
                                   ====================    ====================

    MidCap
    Units issued                              378,703                 261,473
    Units redeemed                           (474,972)               (223,320)
                                   --------------------    --------------------
    Net increase(decrease)                    (96,269)                 38,153
                                   ====================    ====================

    Small Cap
    Units issued                            1,033,187               1,010,269
    Units redeemed                         (1,268,485)               (932,125)
                                   --------------------    --------------------
    Net increase(decrease)                   (235,298)                 78,144
                                   ====================    ====================

    Deutsche:
    EAFE Equity
    Units issued                            2,579,441               1,719,645
    Units redeemed                         (2,890,810)             (1,559,806)
                                   --------------------    --------------------
    Net increase(decrease)                   (311,369)                159,839
                                   ====================    ====================

    Equity 500
    Units issued                            3,582,959               2,573,907
    Units redeemed                         (4,284,364)             (2,267,645)
                                   --------------------    --------------------
    Net increase(decrease)                   (701,405)                306,262
                                   ====================    ====================

    Small Cap
    Units issued                              581,865                 514,340
    Units redeemed                           (688,542)               (481,590)
                                   --------------------    --------------------
    Net increase(decrease)                   (106,677)                 32,750
                                   ====================    ====================

                                           2002                    2001
                                   --------------------    --------------------
    Dreyfus:
    Stock
    Units issued                              107,218                  19,345
    Units redeemed                           (206,060)                (53,750)
                                   --------------------    --------------------
    Net increase(decrease)                    (98,842)                (34,405)
                                   ====================    ====================

    Fidelity:
    Equity-Income SC2
    Units issued                              444,789                 304,949
    Units redeemed                           (510,934)               (272,918)
                                   --------------------    --------------------
    Net increase(decrease)                    (66,145)                 32,031
                                   ====================    ====================

    High Income SC2
    Units issued                                5,780                   4,790
    Units redeemed                             (7,695)                 (1,516)
                                   --------------------    --------------------
    Net increase(decrease)                     (1,915)                  3,274
                                   ====================    ====================

    Contrafund SC2
    Units issued                               71,388                  25,976
    Units redeemed                            (71,497)                (20,406)
                                   --------------------    --------------------
    Net increase(decrease)                       (109)                  5,570
                                   ====================    ====================

    Franklin Templeton:
    Asset Strategy
    Units issued                               11,522                   1,933
    Units redeemed                             (8,437)                 (1,073)
                                   --------------------    --------------------
    Net increase(decrease)                      3,085                     860
                                   ====================    ====================

    Intl. Securities
    Units issued                              420,340                 138,393
    Units redeemed                           (468,239)               (105,763)
                                   --------------------    --------------------
    Net increase(decrease)                    (47,899)                 32,630
                                   ====================    ====================

    Neuberger Berman:
    Limited Maturity Bond
    Units issued                            1,575,881               1,102,841
    Units redeemed                         (1,798,091)             (1,035,605)
                                   --------------------    --------------------
    Net increase(decrease)                   (222,210)                 67,236
                                   ====================    ====================

    Growth
    Units issued                              757,071                 143,054
    Units redeemed                           (763,114)               (133,224)
                                   --------------------    --------------------
    Net increase(decrease)                     (6,043)                  9,830
                                   ====================    ====================

                                           2002                    2001
                                   --------------------    --------------------
    Neuberger Berman, continued:
    Partners
    Units issued                              977,746                 677,045
    Units redeemed                         (1,099,044)               (650,619)
                                   --------------------    --------------------
    Net increase(decrease)                   (121,298)                 26,426
                                   ====================    ====================

    Strong:
    International Stock
    Units issued                               67,013                  45,446
    Units redeemed                           (107,733)                (55,861)
                                   --------------------    --------------------
    Net increase(decrease)                    (40,720)                (10,415)
                                   ====================    ====================

    Discovery
    Units issued                                  790                     159
    Units redeemed                            (10,810)                 (6,000)
                                   --------------------    --------------------
    Net increase(decrease)                    (10,020)                 (5,841)
                                   ====================    ====================

    Van Eck:
    Hard Assets
    Units issued                              721,386                 558,800
    Units redeemed                           (837,534)               (534,514)
                                   --------------------    --------------------
    Net increase(decrease)                   (116,148)                 24,286
                                   ====================    ====================

    Oppenheimer:
    Capital Appreciation
    Units issued                              546,611                 364,089
    Units redeemed                           (655,515)               (322,912)
                                   --------------------    --------------------
    Net increase(decrease)                   (108,904)                 41,177
                                   ====================    ====================

    Aggressive Growth
    Units issued                              665,896                 445,202
    Units redeemed                           (792,043)               (386,702)
                                   --------------------    --------------------
    Net increase(decrease)                   (126,147)                 58,500
                                   ====================    ====================

    Growth & Income
    Units issued                            1,433,250               1,071,938
    Units redeemed                         (1,693,689)               (983,555)
                                   --------------------    --------------------
    Net increase(decrease)                   (260,439)                 88,383
                                   ====================    ====================

    High Income
    Units issued                              179,857                 166,009
    Units redeemed                           (227,771)               (147,790)
                                   --------------------    --------------------
    Net increase(decrease)                    (47,914)                 18,219
                                   ====================    ====================

                                           2002                    2001
                                   --------------------    --------------------
    Oppenheimer, continued:
    Strategic Bond
    Units issued                              415,246                 332,744
    Units redeemed                           (476,278)               (296,206)
                                   --------------------    --------------------
    Net increase(decrease)                    (61,032)                 36,538
                                   ====================    ====================


8.  SUBSEQUENT EVENTS

    On April 1, 2003, pursuant to the assumption reinsurance agreement with AVLIC (Note 4), Account assets and liabilities were transferred to AVLIC. Transferred amounts by subaccount were as follows:


    Calvert:                               Franklin Templeton:
      Money Market        $  2,448,305       Asset Strategy         $     69,662
      Balanced                 185,274       Intl. Securities            335,460
      Small Cap                 64,701
      Mid Cap                  111,932     Neuberger Berman:
      International            176,267       Limited Maturity Bond     1,112,505
                                             Growth                      463,818
    Alger:                                   Partners                    525,273
      Growth                 1,341,899
      MidCap                   843,498     Van Eck:
      Small Cap                715,738       Hard Assets                 277,712

    Deutsche:                              Oppenheimer:
      EAFE Equity              991,224       Capital Appreciation        905,186
      Equity 500             2,295,315       Aggressive Growth           848,904
      Small Cap                327,001       Growth & Income             848,551
                                             High Income                 140,609
    Dreyfus:                                 Strategic Bond              262,365
      Stock                    185,279

    Fidelity:
      Equity-Income SC2        433,414
      High Income SC2           14,093
      Contrafund SC2           286,819

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Acacia Life Insurance Company
Bethesda, Maryland

We have audited the accompanying parent company only statutory statements of admitted assets, liabilities and surplus of Acacia Life Insurance Company (the Company), a wholly owned subsidiary of Ameritas Holding Company, as of December 31, 2002 and 2001, and the related parent company only statutory statements of operations, changes in surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Department of Insurance and Securities Regulation of the District of Columbia, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between statutory accounting practices and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Acacia Life Insurance Company as of December 31, 2002 and 2001, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of Acacia Life Insurance Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

As discussed in Note 2 to the statutory financial statements, the Company has changed certain accounting practices as a result of the adoption by the Department of Insurance and Securities Regulation of the District of Columbia of the National Association of Insurance Commissioners' Accounting Practices and Procedures Manual - Version effective January 1, 2001.

/s/ Deloitte & Touche LLP

Lincoln, Nebraska
March 28, 2003

                                           ACACIA LIFE INSURANCE COMPANY
                                                PARENT COMPANY ONLY
                                     STATUTORY STATEMENTS OF ADMITTED ASSETS,
                                              LIABILITIES AND SURPLUS
                                                  (in thousands)

                                                                                         December 31
                                                                          ------------------------------------------
                                                                                 2002                  2001
                                                                          --------------------  --------------------

                             ADMITTED ASSETS
Investments
     Bonds                                                                 $          563,165    $          578,908
     Preferred stocks   - affiliated                                                    8,000                 8,000
                        - unaffiliated                                                    761                   761
     Common stocks      - affiliated                                                  124,340               105,400
                        - unaffiliated                                                  6,367                 2,745
     Partnerships   - real estate                                                       4,164                 6,179
                    - joint ventures                                                   13,365                11,796
     Mortgage loans                                                                   143,949               140,181
     Real estate - properties held for production of income                             5,531                 5,788
     Receivable for securities                                                              -                 1,048
     Short-term investments                                                            46,687                34,166
     Other investments                                                                  9,719                18,520
     Loans on insurance policies                                                       62,155                66,444
                                                                          --------------------  --------------------
                Total investments                                                     988,203               979,936

Cash and cash equivalents                                                               4,262                  (173)
Accrued investment income                                                              11,655                14,052
Other receivables                                                                       2,633                 1,571
Deferred and uncollected premiums                                                       7,788                10,763
Data processing and other admitted assets                                               3,134                 4,160
Accounts receivable - affiliates                                                        5,252                 2,579
Current federal income taxes receivable                                                 1,004                 3,876
Deferred tax asset                                                                      8,902                 9,582
                                                                          --------------------  --------------------
                           Total Admitted Assets                           $        1,032,833    $        1,026,346
                                                                          ====================  ====================


The accompanying notes are an integral part of these statutory financial statements.

                                           ACACIA LIFE INSURANCE COMPANY
                                                PARENT COMPANY ONLY
                                     STATUTORY STATEMENTS OF ADMITTED ASSETS,
                                             LIABILITIES AND SURPLUS
                                         (in thousands, except share data)

                                                                                        December 31
                                                                        --------------------------------------------
                                                                                2002                   2001
                                                                        ---------------------   --------------------
                        LIABILITIES AND SURPLUS
LIABILITIES
  Life and annuity reserves                                              $          733,335      $          749,505
  Deposit-type funds                                                                 47,430                  40,859
  Reserves for unpaid claims                                                          5,487                   5,986
  Dividends payable to policyowners                                                  15,620                  17,337
  Interest maintenance reserve                                                        2,007                   1,252
  Liabilities for employee benefits                                                  19,839                  19,226
  Accounts payable - affiliates                                                       2,605                   2,326
  Other liabilities                                                                  20,453                  19,444
  Asset valuation reserve                                                            32,958                  31,791
  Payable for securities                                                                  -                     202
                                                                        ---------------------   --------------------
                           Total Liabilities                                        879,734                 887,928
                                                                        ---------------------   --------------------
SURPLUS

  Preferred stock, $25 par value; 2,000,000 shares
    authorized, 1,000,000 shares issued and outstanding                              25,000                  25,000
  Common stock, no par value, $300 stated value;
    10,000 shares authorized, issued and outstanding                                  3,000                   3,000
  Additional paid-in-capital                                                         84,665                  84,665
  Unassigned surplus                                                                 40,434                  25,753
                                                                        ---------------------   --------------------
                           Total Surplus                                            153,099                 138,418
                                                                        ---------------------   --------------------
                                Total Liabilities and Surplus            $        1,032,833      $        1,026,346
                                                                        =====================   ====================




The accompanying notes are an integral part of these statutory financial statements.

                                           ACACIA LIFE INSURANCE COMPANY
                                                PARENT COMPANY ONLY
                                        STATUTORY STATEMENTS OF OPERATIONS
                                                  (in thousands)

                                                                                      Years Ended December 31
                                                                               -------------------------------------
                                                                                     2002               2001
                                                                               -----------------  ------------------
INCOME
  Premium income                                                                $        36,457    $         69,670
  Other income                                                                             8,959              1,394
  Commissions and expense allowances on reinsurance ceded                                  6,701              6,829
  Net investment income                                                                   59,851             62,209
                                                                               -----------------  ------------------
                  Total income                                                           111,968            140,102
                                                                               -----------------  ------------------


EXPENSES

  Benefits to policyowners                                                                60,627             66,516
  Change in policy reserves                                                              (16,170)            10,302
  Commissions                                                                              5,086              5,442
  Commissions and expense allowances on reinsurance assumed                                2,341             10,828
  General insurance expenses                                                              20,620             15,642
  Taxes, licenses and fees                                                                 2,088              1,382
                                                                               -----------------  ------------------
                  Total expenses                                                          74,592            110,112
                                                                               -----------------  ------------------

Income before dividends, federal income taxes, and realized
  capital losses                                                                          37,376             29,990

Dividends appropriated for policyowners                                                   15,773             16,993
                                                                               -----------------  ------------------
Income before federal income taxes and realized capital losses                            21,603             12,997

Federal income tax expense                                                                 2,406              1,127
                                                                               -----------------  ------------------
Income before realized capital losses                                                     19,197             11,870

Realized capital losses, net of tax of $620 and ($712), and
  transfers to the interest maintenance reserve of $942 and
  $17 in 2002 and 2001, respectively                                                     (10,224)            (3,541)
                                                                               -----------------  ------------------

Net income                                                                      $         8,973    $          8,329
                                                                               =================  ==================



The accompanying notes are an integral part of these statutory financial statements.

                                                                 ACACIA LIFE INSURANCE COMPANY
                                                                      PARENT COMPANY ONLY
                                                          STATUTORY STATEMENTS OF CHANGES IN SURPLUS
                                                        FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001
                                                               (in thousands, except share data)

                                                            Preferred Stock       Common Stock     Additional Unassigned
                                                        ----------- ---------- -------- ----------  Paid-in    Surplus      Total
                                                         Shares       Amount    Shares     Amount   Capital   (Deficit)    Surplus
                                                        ----------- ---------- -------- ---------- ---------- ---------- -----------

BALANCE, January 1, 2001                                 1,000,000   $ 25,000   10,000   $  3,000   $ 84,665   $ (1,868)  $ 110,797

    Change in accounting principles                              -          -        -          -          -     14,626      14,626
    Change in net deferred income taxes                          -          -        -          -          -     (2,000)     (2,000)
    Change in tax effect of net unrealized gains                 -          -        -          -          -       (508)       (508)
    Change in net unrealized gains on investments                -          -        -          -          -     10,036      10,036
    Change in asset valuation reserve                            -          -        -          -          -     (4,630)     (4,630)
    Change in non-admitted assets                                -          -        -          -          -      3,768       3,768
    Dividends paid to preferred stockholder - affiliate          -          -        -          -          -     (2,000)     (2,000)
    Net income                                                   -          -        -          -          -      8,329       8,329
                                                        ----------- ---------- -------- ---------- ---------- ---------- -----------

BALANCE, December 31, 2001                               1,000,000   $ 25,000   10,000   $  3,000   $ 84,665   $ 25,753   $ 138,418

    Change in net deferred income taxes                          -           -       -          -          -        370         370
    Change in tax effect of net unrealized gains                 -           -       -          -          -      1,274       1,274
    Change in net unrealized gains on investments                -           -       -          -          -      9,310       9,310
    Change in asset valuation reserve                            -           -       -          -          -     (1,167)     (1,167)
    Change in non-admitted assets                                -           -       -          -          -     (2,079)     (2,079)
    Dividends paid to preferred stockholder - affiliate          -           -       -          -          -     (2,000)     (2,000)
    Net income                                                   -           -       -          -          -      8,973       8,973
                                                        ----------- ---------- -------- ---------- ---------- ---------- -----------

BALANCE, December 31, 2002                               1,000,000   $ 25,000   10,000   $  3,000   $ 84,665   $ 40,434   $ 153,099
                                                        =========== ========== ======== ========== ========== ========== ===========


The accompanying notes are an integral part of these statutory financial statements.

                                           ACACIA LIFE INSURANCE COMPANY
                                                PARENT COMPANY ONLY
                                        STATUTORY STATEMENTS OF CASH FLOWS
                                                  (in thousands)

                                                                                   Years Ended December 31
                                                                          ------------------------------------------
                                                                                 2002                  2001
                                                                          --------------------  --------------------
OPERATING ACTIVITIES
  Net premium and deposit income received                                  $          42,979     $          68,219
  Net investment income received                                                      63,103                65,159
  Benefits paid to policyowners                                                      (60,497)              (65,104)
  Expenses and taxes paid, other than federal income taxes paid                      (31,228)              (38,318)
  Dividends paid to policyowners                                                     (17,490)              (17,450)
  Federal income taxes paid                                                             (153)               (1,750)
  Other operating income and disbursements, net                                        9,499                 8,256
                                                                          --------------------  --------------------

    Net cash from operating activities                                                 6,213                19,012
                                                                          --------------------  --------------------

INVESTING ACTIVITIES
  Proceeds from investments sold, matured or repaid                                  149,698                99,887
  Cost of investments acquired                                                      (142,392)             (108,880)
  Net decrease in loans on insurance policies                                          4,279                 2,158
                                                                          --------------------  --------------------

    Net cash from investing activities                                                11,585                (6,835)
                                                                          --------------------  --------------------

FINANCING AND MISCELLANEOUS ACTIVITIES
  Change in deposit-type funds without life contingencies                              4,674                  (575)
  Dividends paid to preferred stockholder - affiliate                                 (2,000)               (2,000)
  Other miscellaneous, net                                                            (3,516)               (8,830)
                                                                          --------------------  --------------------

    Net cash from financing and miscellaneous activities                                (842)              (11,405)
                                                                          --------------------  --------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS
   AND SHORT-TERM INVESTMENTS                                                         16,956                   772

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS - BEGINNING OF
   PERIOD                                                                             33,993                33,221
                                                                          --------------------  --------------------

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS - END OF PERIOD       $          50,949     $          33,993
                                                                          ====================  ====================

Non-cash transaction:
  AMAL Corporation common stock received in exchange for access to
    distribution (Note 5)                                                  $           6,052     $               -
                                                                          ====================  ====================

The accompanying notes are an integral part of these statutory financial statements.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

1.  Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
Acacia Life Insurance Company (the Company), a stock life insurance company, is a wholly owned subsidiary of Ameritas Holding Company (AHC), which is a wholly owned subsidiary of Ameritas Acacia Mutual Holding Company (AAMHC).

AAMHC is a mutual insurance holding company. Owners of designated policies issued by the Company have membership interest in AAMHC, while contractual rights remain with the Company.

The Company, which is domiciled in the District of Columbia, sells and underwrites individual traditional, universal, and immediate and deferred annuity products. Its products are distributed primarily through its career agency force, which operates out of the Company's financial centers located throughout the United States. The Company and its wholly owned subsidiary, Acacia National Life Insurance Company (Acacia National), are licensed to operate in 47 states and the District of Columbia.

Non-insurance products and services are offered by a wholly owned subsidiary of the Company, Acacia Financial Corporation (AFC), which is a holding company of several financial service companies. Principal subsidiaries include: Calvert Group Ltd. (Calvert), a provider of investment advisory, management and administrative services to The Calvert Group of mutual funds; Acacia Federal Savings Bank (AFSB), a federally chartered savings bank; Enterprise Resources, LLC, an insurance general agency; Acacia Realty Square, LLC, which owns and leases the former Acacia headquarters building to an unrelated party; and prior to June 1, 2002, The Advisors Group, Inc. (TAG), a broker dealer.

Effective April 2002, the Company also owns 3.6% of AMAL Corporation which wholly owns Ameritas Variable Life Insurance Company (AVLIC) and two broker dealers.

In addition to the Company, AHC is also a 100% owner of Ameritas Life Insurance Corp. (Ameritas), an insurance company domiciled in Nebraska.

Basis of Presentation
The Company's statutory financial statements are presented on the basis of accounting practices prescribed or permitted by the Department of Insurance and Securities Regulation of the District of Columbia (the Department).

Effective January 1, 2001, the Department has adopted the National Association of Insurance Commissioners' statutory accounting practices (NAIC SAP) as the basis of its statutory accounting practices.

Accounting practices and procedures of the NAIC as prescribed or permitted by the Department comprise a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America ("GAAP"). The more significant differences are as follows:

     (a) Investments in bonds are generally carried at amortized cost, while under GAAP, they are carried at either amortized cost or fair value based on their classification according to the Company's ability and intent to hold or trade the securities;

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Basis of Presentation, (continued)
     (b) Investments in common stocks are valued as prescribed by the Securities Valuation Office ("SVO") of the NAIC, while under GAAP, common stocks are reported at fair value;

     (c) Investments in limited partnerships and joint venture investments are accounted for on the GAAP equity method, while under GAAP, such investments are accounted for at cost or the equity method depending upon ownership percentage and control;

     (d) Acquisition costs, such as commissions and other costs related to acquiring new business, are expensed as incurred, while under GAAP, they are deferred and amortized to income as premiums are earned or in relation to estimated gross profits;

     (e) Prior to January 1, 2001, a federal income tax provision was required only on a current basis for statutory accounting practices, while under GAAP, a provision was also made for deferred taxes on temporary differences between the financial reporting and tax bases of assets and liabilities. Subsequent to January 1, 2001, NAIC SAP requires an amount be recorded for deferred taxes, however, there are limitations as to the amount of deferred tax assets that may be reported as "admitted assets";

     (f) Statutory policy reserves are based on mortality and interest assumptions prescribed or permitted by state statutes, without consideration of withdrawals. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company's estimates of mortality, interest and withdrawals;

     (g) Asset valuation reserves ("AVR") and interest maintenance reserves ("IMR") are established only in the statutory financial statements;

     (h) Assets are reported under NAIC SAP at "admitted-asset" value and "non-admitted" assets are excluded through a charge against unassigned surplus, while under GAAP, "non-admitted assets" are reinstated to the balance sheet, net of any valuation allowance;

     (i) Premium receipts and benefits on universal life-type contracts are recorded as income and expense for statutory purposes. Under GAAP, revenues on universal life-type contracts are comprised of contract charges and fees which are recognized when assessed against the policyowner account balance. Additionally, premium receipts on universal life-type contracts are considered deposits and are recorded as interest-bearing liabilities while benefits are recognized as expenses in excess of the policyowner account balance;

     (j) Reinsurance recoverables on unpaid losses are reported as a reduction of policy benefit and other insurance reserves, while under GAAP, they are reported as an asset;

     (k) Comprehensive income and its components are not presented in the statutory financial statements; and

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)


1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Basis of Presentation, (continued)
     (l) Subsidiaries are included as common stock carried under the equity method, with the equity in net income of subsidiaries credited directly to the Company's unassigned surplus for NAIC SAP, while GAAP requires either consolidation or the equity interest in net income of subsidiaries to be credited to the income statement.

The Company does not prepare separate company financial statements on a GAAP basis and the impact of the difference between NAIC SAP and GAAP is not practically determinable for the purpose of separate company GAAP financial statements.

Use of Estimates
The preparation of financial statements in accordance with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates susceptible to significant change include reserves and income taxes.

Cash Equivalents
The Company considers all highly liquid securities purchased with an original maturity of three months or less to be cash equivalents.

Investments
Investments are reported according to valuation procedures prescribed by the NAIC. Bonds not backed by other loans are generally stated at amortized cost using the interest method.

Mortgage and asset backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Premiums and discounts on mortgage and asset backed bonds and structured securities are amortized using the retrospective method based on anticipated prepayments at the date of purchase. Prepayment assumptions are obtained from broker dealer survey values or internal estimates. Changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. Interest only securities and securities where the yield has become negative are valued using the prospective method.

Preferred stocks are stated at cost.

Common stocks are carried at NAIC fair value, except for investments in stocks of uncombined subsidiaries and affiliates in which the Company has an interest of 10% or more, which are carried on the equity basis. The change in the stated value is recorded as a change in net unrealized capital gains (losses), a component of unassigned surplus.

The Company carries Acacia National, AMAL Corporation, and Enterprise Resources, LLC (a wholly owned subsidiary) at statutory equity. The Company carries AFC and Acacia Realty Square, LLC (a wholly owned subsidiary) at GAAP historical equity.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)


1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Investments, (continued)
Investments in real estate partnerships and joint ventures are carried based on the underlying GAAP equity of the investee with unrealized gains and losses reflected in unassigned surplus. Other than temporary impairments of $1,953 and $1,633 were recorded as realized losses during 2002 and 2001, respectively.

Mortgage loans are stated at aggregate carrying value less accrued interest. The Company records a general reserve for losses on mortgage loans as part of the asset valuation reserve.

Investments in real estate are stated at the lower of depreciated cost or fair value less encumbrances.

Short-term investments include all investments whose maturities, at the time of acquisition, are one year or less and are stated at amortized cost, which approximates fair value.

Other investments include bridge loans carried at unpaid balances and surplus notes which are valued at the lessor of amortized cost or outstanding face value as permitted for NAIC 2 rated notes. Interest is recorded when collected.

Loans on insurance policies are carried at the unpaid principal balances. If the unpaid balance of the loan exceeds the policy reserves, the excess is considered a non-admitted asset.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded as earned at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined on the effective yield method based on estimated principal repayments. Accrual of income is suspended for bonds and mortgage loans that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis and recorded in operations.

Accrued interest more than 180 days past due deemed collectible on mortgage loans in default is non-admitted. All other investment income due and accrued with amounts over 90 days past due is non-admitted. The total amount of investment income due and accrued excluded from unassigned surplus at December 31, 2002 and 2001 was $18 and $20, respectively.

Property
Property and equipment are carried at cost less accumulated depreciation. The Company provides for depreciation of property and equipment using straight-line and accelerated methods over the estimated useful lives of the assets. Buildings are generally depreciated over forty years. Furniture and fixtures are generally depreciated over three to ten years. Leasehold improvements are carried at cost less accumulated amortization. The Company provides for amortization of leasehold improvements using the straight-line method over the lesser of the useful life of the asset or the remaining original lease term, excluding options or renewal periods. Leasehold improvements are generally amortized over three to twenty years. Depreciation and amortization expense was $477 and $517 for the years ended December 31, 2002 and 2001, respectively.

Maintenance and repairs are charged to expense as incurred.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

EDP Equipment and Software
Electronic data processing ("EDP") equipment and operating and nonoperating software are carried at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the lesser of the estimated useful life of the related asset or three years for EDP equipment and operating system software. Depreciation expense for nonoperating system software is computed using the straight-line method over the lesser of its estimated useful life or five years.

Costs incurred for the development of internal use software are capitalized and amortized using the straight-line method over the lesser of the useful lives of the assets or three years.

Non-Admitted Assets
Certain assets, primarily a portion of deferred tax assets, leasehold improvements, pre-funded pension expense receivable, furniture and equipment, and nonoperating system software are designated as "non-admitted" under statutory reporting requirements. These assets are excluded from the statutory statements of admitted assets, liabilities and surplus by adjustments to unassigned surplus. Total "non-admitted" assets were $42,768 and $40,562 as of December 31, 2002 and 2001, respectively.

Premiums and Related Commissions
Life premiums are recognized as income over the premium paying period of the related policies. Annuity considerations are recognized as revenue when received. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Consideration received on deposit-type funds, which do not contain any life contingencies, is recorded directly to the related liability.

Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commissions, are charged to operations as incurred.

Life and Annuity Reserves and Deposit-type Funds
Life policy reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premiums on policies in force. Reserves for traditional and flexible premium insurance are computed principally by using the Commissioners' Reserve Valuation Method ("CRVM") or the Net Level Premium Method with assumed interest rates and mortality as prescribed by regulatory authorities. Tabular interest, tabular less actual reserves released and tabular cost for all life contracts are determined based upon statutory regulations. Other policy reserves are established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods as prescribed by the Department.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of policyowners, less withdrawals that represent a return to the policyowner. For the determination of tabular interest to deposit-type funds, the valuation interest rate, which varies by issue year, is multiplied by the average funds in force during the year subject to such valuation interest rate.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Reserve for Unpaid Claims
Reserves for unpaid claims include claims reported and unpaid and claims not yet reported, the latter estimated on the basis of historical experience. As such amounts are necessarily estimates, the ultimate liability will differ from the amount recorded and will be reflected in operations when additional information becomes known.

Dividends to Policyowners
A portion of the Company's business has been issued on a participating basis. The amount of policyowners' dividends to be paid is determined annually by the Board of Directors.

Asset Valuation and Interest Maintenance Reserves
The asset valuation reserve is a required appropriation of surplus to provide for possible losses that may occur on certain investments held by the Company. The reserve is computed based on holdings of all investments and realized and unrealized capital gains and losses, other than those resulting from interest rate changes. Changes in the reserve are charged or credited to unassigned surplus.

The interest maintenance reserve is calculated based on the prescribed method developed by the NAIC. Realized capital gains and losses, net of tax, resulting from interest rate changes on fixed income investments are deferred and credited to this reserve. These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the underlying investment. Amortization included in net investment income was $188 and $269 for 2002 and 2001, respectively.

Income Taxes
The Company files a consolidated federal income tax return with Acacia National and is party to a federal income tax allocation agreement. The Company's income tax allocation is based upon a written agreement which generally specifies separate income tax return calculations with current credit for net operating losses and/or credits which are used to reduce the portion of the consolidated income tax liability. Federal income tax returns have been examined by the Internal Revenue Service through 1998.

Fair Values of Financial Instruments
The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Bonds - The fair values for bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services and based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair values of mortgage and asset backed securities are estimated using values obtained from independent pricing services and based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Fair Values of Financial Instruments, (continued)
         Preferred and Common Stocks - For publicly traded securities, fair value is determined using prices from an independent pricing source. Stocks in affiliates are carried on the equity method and, therefore, are not included as part of the fair value disclosure.

         Mortgage Loans - The fair values for mortgage loans are estimated using discounted cash flow calculations which are based on interest rates currently being offered for similar loans to borrowers with similar credit ratings, credit quality, and maturity of the investments. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral.

         Cash and Cash Equivalents, Short-Term Investments and Accrued Investment Income - The carrying amounts for these instruments approximate their fair values.

         Other Investments - The carrying amount of bridge loans and surplus debentures approximate fair value.

         Loans on Insurance Policies - The fair values for loans on insurance policies are estimated using discounted cash flow analysis at interest rates currently offered for similar loans. Loans on insurance policies with similar characteristics are aggregated for purposes of the calculations.

         Deposit-type Funds - Deposit-type funds with a fixed maturity are valued at discounted present value using market interest rates. Deposit-type funds which do not have fixed maturities are carried at the amount payable on demand at the reporting date.

Vulnerability due to Certain Concentrations
The Company operates in a business environment which is subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk, market risk, credit risk and legal and regulatory changes. Federal legislation has allowed banks and other financial organizations to have greater participation in securities and insurance businesses. This legislation may present an increased level of competition for sales of the Company's products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes that lessen these incentives are likely to negatively impact the demand for these products. The demand for life insurance products that are used to address a customer's estate planning needs may be impacted to the extent any legislative changes occur to the current estate tax laws.

Reclassifications
Certain items on the prior year financial statements have been reclassified to conform to current year presentation.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

2.  Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the Department. Effective January 1, 2001, the Department required that insurance companies domiciled in the District of Columbia prepare their statutory financial statements in accordance with the NAIC Accounting Practices and Procedures Manual - Version effective January 1, 2001 (the Manual). Accordingly, the admitted assets, liabilities and surplus of the Company as of December 31, 2001 and 2002, and the results of its operations and its cash flow for the years then ended have been determined in accordance with the new accounting principles.

Accounting changes adopted to conform to these provisions of the Manual are reported as changes in accounting principles. The cumulative effect of the change in accounting principles has been reported as an adjustment to unassigned surplus at January 1, 2001. The cumulative effect is the difference between the surplus at January 1, 2001 and the amount of surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

The components of the increase in unassigned surplus as of January 1, 2001 as a result of the adoption of the new accounting principles in the Manual are as follows:

--------------------------------------------------------------------------------
Net deferred tax asset                                                $  9,507
Tax impact on current provision                                           (479)
Affiliates common stock valuation                                        4,140
Venture capital partnerships valued at GAAP equity                       2,168
Effect of changed in accounting for prepayment penalties in the
 calculation of interest maintenance reserve                             1,430
EDP equipment admitted                                                     325
Effect of affiliated common stocks and other invested assets in
 the calculation of asset valuation reserve                               (363)
Non-admitted asset for leasehold improvements                           (2,102)
--------------------------------------------------------------------------------
Change in accounting principles                                       $ 14,626
================================================================================

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

3.  Investments

Bonds
The table below provides additional information relating to bonds held at December 31, 2002:

                                                                         Gross        Gross
                                                 Book/ Adjusted       Unrealized    Unrealized
                                                 Carrying Value         Gains         Losses          Fair Value
 --------------------------------------------------------------------------------------------------------------------
Bonds:

U.S. Governments                               $       48,676    $       2,846     $         -      $     51,522
Political Subdivisions of States,
  Territories and Possessions (Direct and
  Guaranteed)                                              61                4               -                65
Special Revenue & Special Assessment
  Obligations and all Non-Guaranteed
  Obligations of Agencies and Authorities of
  Governments and Their Political
  Subdivisions                                         62,942            3,570               -            66,512
Public Utilities (Unaffiliated)                        30,463            1,506           1,138            30,831
Industrial & Miscellaneous (Unaffiliated)             421,023           32,322          14,302           439,043
--------------------------------------------------------------------------------------------------------------------
Total Bonds                                    $      563,165    $      40,248     $    15,440      $    587,973
====================================================================================================================

The comparative data as of December 31, 2001 was as follows:

                                                                         Gross        Gross
                                                 Book/ Adjusted       Unrealized    Unrealized
                                                 Carrying Value         Gains         Losses          Fair Value
 --------------------------------------------------------------------------------------------------------------------
Bonds:
U.S. Governments                               $       38,355    $       2,893     $        48      $     41,200
States, Territories and Possessions (Direct
  and Guaranteed)                                       1,996              751               -             2,747
Political Subdivisions of States,
  Territories and Possessions (Direct and
  Guaranteed)                                              87                7               -                94
Special Revenue & Special Assessment
  Obligations and all Non-Guaranteed
  Obligations of Agencies and Authorities of
  Governments and Their Political

  Subdivisions                                         58,958            2,492               -            61,450
Public Utilities (Unaffiliated)                        28,712              837             416            29,133
Industrial & Miscellaneous (Unaffiliated)             450,800           18,230          13,829           455,201
-------------------------------------------------------------------------------------------------------------------
Total Bonds                                    $      578,908    $      25,210     $    14,293      $    589,825
===================================================================================================================

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

3.  Investments, (continued)

Bonds, (continued)
The carrying value and fair value of bonds at December 31, 2002 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      Book/Adjusted       Fair Value
                                                                      Carrying Value
------------------------------------------------------------------------------------------------------
Due in one year or less                                               $     23,531    $     23,788
Due after one year through five years                                      116,404         123,811
Due after five years through ten years                                     175,715         185,190
Due after ten years                                                        247,515         255,184
------------------------------------------------------------------------------------------------------
Total Bonds                                                           $    563,165    $    587,973
======================================================================================================

Bonds not due at a single maturity date have been included in the table above in the year of final maturity.

Securities with a book/adjusted carrying value of $7,412 and $6,971 at December 31, 2002 and 2001, respectively, were on deposit with government agencies as required by law in various jurisdictions in which the Company conducts business.

Sales of bond investments in 2002 and 2001 resulted in proceeds of $39,503 and $17,167, respectively, on which the Company realized gross losses of $2,950 and $239, respectively, and gross gains of $3,579 and $617, respectively.

The Company's bond and short-term investment portfolios are predominantly comprised of investment grade securities. At December 31, 2002 and 2001, bonds totaling $75,480 and $56,591, respectively, (12.4% and 9.2%, respectively, of the total bond and short-term portfolios) are considered "below investment grade". Securities are classified as "below investment grade" by utilizing rating criteria established by the NAIC. During 2002 and 2001, the Company recorded realized losses for other than temporary write downs on bonds of $7,220 and $2,182, respectively.

Mortgage Loans
The Company invests in mortgage loans collateralized principally by commercial real estate. The maximum and minimum lending rates for mortgage loans during 2002 are 7.625% and 6.625%, respectively. The maximum percentage of any one loan to the value of security at the time the loan was originated, exclusive of insured, guaranteed or purchase money mortgages, was 75%. The Company has not included taxes, assessments and other amounts advanced in mortgage loans at December 31, 2002 and 2001.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

3.  Investments, (continued)

Mortgage Loans, (continued)
The Company's mortgage loans finance various types of commercial and multifamily residential properties throughout the United States. The geographic distributions of the mortgage loans at December 31, 2002 and 2001 are as follows:

                                               2002                    2001
-------------------------------------------------------------------------------

Arizona                            $          10,022       $           9,644
Maryland                                      26,242                  34,965
Michigan                                       7,230                   4,703
Texas                                         21,212                  18,119
Virginia                                      14,099                  20,336
Washington                                     9,946                   7,060
All other states                              55,198                  45,354
-------------------------------------------------------------------------------
                                   $         143,949       $         140,181
===============================================================================

At December 31, 2002 and 2001 the Company does not have any impaired mortgage loans or interest income on impaired mortgage loans. Interest income on impaired mortgage loans is generally recognized on a cash basis.

Fair Value of Financial Instruments
The carrying value and fair value of financial instruments at December 31 are as follows:

                                                     2002                                     2001
                                    --------------------------------------------------------------------------------
                                       Book/Adjusted                           Book/Adjusted
                                      Carrying Value        Fair Value        Carrying Value         Fair Value
--------------------------------------------------------------------------------------------------------------------
Financial Assets:
Bonds                                $      563,165        $   587,973       $      578,908        $   589,825
Preferred stocks - unaffiliated                 761                655                  761                619
Common stocks - unaffiliated                  6,367              6,367                2,745              2,745
Mortgage loans                              143,949            160,293              140,181            144,193
Short-term investments                       46,687             46,687               34,166             34,166
Other investments                             9,719              9,719               18,520             18,520
Loans on insurance policies                  62,155             53,125               66,444             56,540
Cash and cash equivalents                     4,262              4,262                 (173)              (173)
Accrued investment income                    11,655             11,655               14,052             14,052

Financial Liabilities:
Deposit-type funds                   $       47,430        $    47,430       $       40,859        $    40,859
--------------------------------------------------------------------------------------------------------------------

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

4.  Income Taxes

The following are federal income taxes paid in the current and prior years that will be available for recoupment in the event of future net losses:

          2002                    $       3,263
          2001                    $       1,617
          2000                    $       2,099

Federal income taxes incurred at December 31 consist of the following major components:

                                                           2002          2001
--------------------------------------------------------------------------------
Current federal income taxes incurred
Operations                                            $    2,406    $    1,127
Capital losses                                               620          (712)
--------------------------------------------------------------------------------
                                                           3,026           415
Change in net deferred income taxes                         (370)        2,000
--------------------------------------------------------------------------------
    Total federal income taxes incurred               $    2,656    $    2,415
================================================================================

The difference between the U.S. federal income tax rate and the federal income taxes incurred at December 31 is summarized as follows:

                                                           2002          2001
--------------------------------------------------------------------------------
Income before federal income taxes and realized
  capital losses                                      $   21,603    $   12,997
Net realized capital losses before federal income
  taxes and transfers to IMR                              (8,662)       (4,236)
--------------------------------------------------------------------------------
Total pretax income                                       12,941         8,761
Equity in affiliates                                         175           231
Change in non-admitted assets                                117         1,203
Tax exempt income                                           (864)         (512)
Nondeductible expenses                                      (159)          225
Other                                                         26           278
--------------------------------------------------------------------------------
                                                          12,236        10,186
Statutory tax rate                                          0.35          0.35
--------------------------------------------------------------------------------
                                                           4,283         3,565
Tax credits                                               (1,627)       (1,150)
--------------------------------------------------------------------------------
      Total federal income taxes incurred             $    2,656    $    2,415
================================================================================

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

4.  Income Taxes, (continued)

The items that give rise to deferred tax assets and liabilities at December 31 relate to the following:

                                                   2002              2001
-------------------------------------------------------------------------------
Deferred tax assets:

Unrealized investment losses             $        5,360     $        3,916
Other invested assets                               156                 19
Deferred policy acquisition costs                 4,763              4,723
Future policy and contract benefits              11,643             13,577
Policyholder dividends                            5,461              6,056
Prepaid expenses                                  9,014              8,761
Tax credit carryforward                           1,771              2,322
Other                                             3,033              3,381
-------------------------------------------------------------------------------
Gross deferred tax assets                        41,201             42,755
-------------------------------------------------------------------------------
Deferred tax liabilities:

Unrealized investment gains                       6,126              6,836
Other                                             1,604              4,092
------------------------------------------------------------------------------
Gross deferred tax liabilities                    7,730             10,928
------------------------------------------------------------------------------
Net deferred tax asset                           33,471             31,827
Less: Non-admitted deferred tax assets           24,569             22,245
------------------------------------------------------------------------------
Net admitted deferred tax assets         $        8,902     $        9,582
================================================================================
Increase in deferred tax assets non-admitted $    2,324
=========================================================

The change in net deferred income taxes is comprised of the following:

                                                                        December 31
                                                                 2002                2001              Change
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                     $      41,201      $      42,755       $    (1,554)
Gross deferred tax liabilities                                        7,730             10,928            (3,198)
--------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                        $      33,471      $      31,827             1,644
==================================================================================================
Tax effect of unrealized gains                                                                            (1,274)
                                                                                                 -------------------
Change in net deferred income tax                                                                    $       370
                                                                                                 ===================

                                                                  December 31         January 1
                                                                     2001                2001             Change
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                   $        42,755    $        43,991     $      (1,236)
Gross deferred tax liabilities                                       10,928              9,656             1,272
--------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                      $        31,827    $        34,335            (2,508)
==================================================================================================
Tax effect of unrealized gains                                                                               508
                                                                                                 -------------------
Change in net deferred income tax                                                                  $      (2,000)
                                                                                                 ===================

At December 31, 2002, the Company estimates that it has approximately $1,770 of tax credit carryforwards originating in 2001 through 2002 which expire, if unused in years 2021 through 2022.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

5.  Information Concerning Parent, Subsidiaries and Affiliates

The Company and an indirectly owned subsidiary, Acacia Realty Corporation ("ARC", a subsidiary of AFC), have entered into a promissory note whereby the Company is the mortgagee and ARC is the mortgagor. This note is collateralized by commercial properties and is included in mortgage loans.

The terms and balances of this promissory note are as follows as of December 31:

                                                              2002         2001
 -------------------------------------------------------------------------------
 Collateralized by Mercure Circle, 7.5% fixed interest
  rate, interest and principal payable monthly based
  on 25 years amortization, principal balance
  due 8/31/2003                                           $   2,807    $   2,898
 -------------------------------------------------------------------------------

The Company has also assigned to its subsidiary, Acacia Realty Square, LLC
(ARS), the rights to receive income from the agreement to lease the Company's national headquarters building beginning in 1999. In exchange, ARS is satisfying the terms of the lease, which included renovating various aspects of the building prior to commencement of the lease. ARS also performs property development and property management services in relation to the building. The Company receives ground lease payments of $1,875 per year through 2026 from ARS related to the property. Rental income from the ground lease totaled $1,875 in both 2002 and 2001 and are included in net investment income.

On December 20, 1999, Ameritas purchased $25,000 of redeemable preferred stock from the Company. The stock, which pays dividends in an amount per annum equal to 8% and is non-voting, provides for redemption beginning in 2005 with final redemption on or by January 1, 2015. If the Company is liquidated or dissolved, holders of preferred stock will be entitled to payments of $25 per share plus cumulative accrued and unpaid dividends. Dividends of $2,000 were paid in both 2002 and 2001.

On December 29, 2000, the Company purchased $10,000 of unaffiliated bonds with a maturity date of October 31, 2001, from an affiliate, which are included in short-term investments. The bonds were purchased at par, but had a fair value of $9,600. Another affiliate guaranteed the Company up to 4% of par plus the accrued interest should the Company receive less than par upon maturity. During 2001, the issuing company declared bankruptcy and the bonds were unpaid at maturity. The Company considered the bonds to be impaired and recorded a write down of $1,600 in 2001. In addition, in 2001 the Company received a promissory note from the affiliate which guaranteed 4% of par for $400. This note at 3% interest matured and settled on October 31, 2002. The book adjusted carrying value of the bonds as of December 31, 2002 and December 31, 2001 is $8,400 for both years.

As of December 31, 2002 and 2001, the Company had short-term investments of $8,570 and $7,660, respectively, in mutual funds of an affiliate.

The Company has entered into various intercompany agreements whereby it provides such services and facilities as are necessary for its operation or the operation of its subsidiaries. The Company was reimbursed for the cost of services it provided, which amounted to $10,179 and $14,238 in 2002 and 2001, respectively.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

5.  Information Concerning Parent, Subsidiaries and Affiliates, (continued)

In April 2002, the Company committed its distribution system to the sale of AVLIC variable life and annuity policies in exchange for $6,052 of AMAL Corporation common stock. Under NAIC SAP, the transaction was considered a related party "economic transaction", thus the receipt of the AMAL Corporation common stock was recorded in common stocks - affiliated and other income.

Additionally, in 2002, Acacia National entered into reinsurance agreements to cede their variable life and annuity policies to AVLIC, and TAG was transferred from AFC to AMAL Corporation in exchange for AMAL Corporation stock. These transactions were considered related party "economic transactions" under NAIC SAP. The impact to the Company from these transactions is reflected as an increase of $2,668 in common stock affiliated with the offset to unrealized gains in unassigned surplus.

Ameritas and its affiliates provide technical, financial, legal, marketing and investment advisory support to the Company under administrative service agreements. The cost of these services was $8,650 and $7,231 for 2002 and 2001, respectively.

The Company reported the following amounts due from (to) the below listed affiliates. The terms of the intercompany agreements require that these amounts be settled within 30 days.

                                                          Receivable (Payable)
--------------------------------------------------------------------------------
Ameritas Holding Company                               $          (381)
Ameritas Life Insurance Corp.                                   (2,224)
Ameritas Variable Life Insurance Company                         1,336
Acacia National Life Insurance Company                           1,305
Acacia Federal Savings Bank                                        582
Acacia Financial Corp.                                              81
Acacia Realty Square, LLC                                        1,378
Enterprise Resources, LLC                                           26
The Advisors Group                                                 544
--------------------------------------------------------------------------------

6.  Benefit Plans

DEFINED BENEFIT PLAN
The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC. The Company formerly sponsored the Acacia Retirement Plan (Acacia Plan). The Acacia Plan was a non-contributory defined benefit pension plan covering substantially all employees of the Company. Effective July 1, 1992, the accumulated benefits of the plan were frozen. During 2000, the Acacia Plan was merged with the Ameritas non-contributory defined benefit plan (Ameritas Plan).

Upon the merger of the Acacia and Ameritas Plans, AHC became the Plan sponsor. Accordingly, the Company's prepaid benefit cost was transferred to AHC and the Company holds a pre-funded pension expense receivable, due from AHC. During 2002, the Company paid $2,950 to AHC which in turn contributed the money to the Plan. The balance of the pre-funded pension expense receivable was $14,080 and $13,399 at December 31, 2002 and 2001, respectively, and is a non-admitted asset.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

6.  Benefit Plans, (continued)

DEFINED BENEFIT PLAN, (continued)
While their pension plans were merged, the separate benefit formulas of the Acacia Plan and Ameritas Plan still exist within the Plan and are used to determine the amount of Plan expense to allocate from AHC to the participating companies. The Company incurred pension cost of $526 and ($1,077) in 2002 and 2001, respectively, for its participation in the Plan.

The Plan's assets include investments in Ameritas and Ameritas' pension separate accounts and a portion of these separate account assets are invested in mutual funds which are advised by Calvert.

DEFINED CONTRIBUTION PLANS
The Company's employees and agents participate in defined contribution plans sponsored by AHC that cover substantially all full-time employees. Company matching contributions under the defined contribution plans range from 0.5% to 3% of the participant's compensation in 2002 and 2001. In addition, for employees who are not Pension Plan participants, the Company makes a contribution of 6.0% of the participant's compensation. Contributions by the Company to the defined contribution plans were $1,401 and $2,348 in 2002 and 2001, respectively.

The defined contribution plan's assets also include investments in Ameritas and Ameritas' separate accounts and a portion of these separate account assets are invested in mutual funds which are advised by Calvert.

POST-RETIREMENT BENEFIT PLANS
The Company provides certain life insurance and medical benefits to employees who retired before December 31, 1992.

The following tables provide a reconciliation of the changes in the post-retirement benefit obligations for the years ended December 31, 2002 and 2001, and a statement of the funded status as of December 31 of both years:

                                                          2002             2001
--------------------------------------------------------------------------------
Reconciliation of benefit obligation:
  Benefit obligation at beginning of period       $     13,740     $     13,752
  Service cost                                              35               17
  Interest cost                                            898            1,018
  Actuarial (gain) loss                                   (436)             132
  Benefits paid                                         (1,135)          (1,179)
--------------------------------------------------------------------------------
Benefit obligation at end of period               $     13,102     $     13,740
--------------------------------------------------------------------------------

Funded status:
  Funded status at end of period                  $    (13,102)    $    (13,740)
  Unrecognized transition obligation                     8,987            9,885
  Unrecognized net actuarial (gain) loss                (6,037)          (6,178)
  Unrecognized prior service cost                          707              815
--------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                    $     (9,445)    $     (9,218)
--------------------------------------------------------------------------------

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

6.  Benefit Plans, (continued)

POST-RETIREMENT BENEFIT PLANS, (continued)

Periodic post-retirement medical expense included the following components:

                                                       Years Ended December 31
                                                    ----------------------------
                                                         2002            2001
--------------------------------------------------------------------------------
Service cost                                     $         35      $       17
Interest cost                                             898           1,018
Amortization of unrecognized obligation                   898             898
Amortization of recognized gains                         (577)           (598)
Amortization of prior service cost                        108             108
--------------------------------------------------------------------------------
Net periodic benefit cost                        $      1,362      $    1,443
--------------------------------------------------------------------------------

The assumptions used in the measurement of the post-retirement benefit obligations are:
                                                         2002            2001
--------------------------------------------------------------------------------
Weighted-average   assumptions   for  the  periods   ending
  December 31

Discount rate                                            6.75 %         7.25 %
--------------------------------------------------------------------------------

The assumed health care trend line rate used in measuring the accumulated post-retirement benefit obligation was 5.0% in 2002 and 5.25% in 2001. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in health care trend rates would have the following effects:

                                                                 1% Increase   1% Decrease
------------------------------------------------------------------------------------------
Effect on total of service and interest cost components          $      47     $     (44)
  of net periodic post-retirement health care benefit cost

Effect on the health care component of the accumulated
  post-retirement benefit obligation                             $     619     $    (581)
------------------------------------------------------------------------------------------

OTHER PLANS

Separate supplemental retirement agreements totaling approximately $6,644 and $5,452 included in liabilities for employee benefits at December 31, 2002 and 2001, respectively, cover members of the board of directors and certain active and retired employees. These plans are non-contributory and unfunded.

7.  Dividend Restrictions

The Company is subject to regulation by the Department, which restricts the advancement of funds to parent and affiliated companies as well as the amount of dividends that may be paid without prior approval. No common stock dividends to parent or affiliated companies were paid in the current or prior year. Preferred stock dividends were paid to an affiliate of $2,000 during the years ended December 31, 2002 and 2001.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

8.  Commitments and Contingencies

As a condition of doing business, all states and jurisdictions have adopted laws requiring membership in life and health insurance guaranty funds. Member companies are subject to assessments each year based on life, health or annuity premiums collected in the state. In some states these assessments may be applied against premium taxes. The Company has estimated its costs related to past insolvencies and has provided a reserve included in other liabilities of $203 and $196 as of December 31, 2002 and 2001, respectively, and estimated recoveries from premium taxes of $89 and $79 as of December 31, 2002 and 2001, respectively.

From time to time the Company is involved in pending and threatened litigation in the normal course of business in which claims for monetary damages are asserted. In the opinion of management, the ultimate liability, if any, arising from such pending or threatened litigation is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

Securities commitments of $12,049 and $7,904 were outstanding for investments to be purchased in subsequent years as of December 31, 2002 and 2001, respectively. These commitments have been made in the normal course of business and are not reflected in the accompanying financial statements. The Company's exposure to credit loss is represented by the contractual notional amount of these commitments. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Company has a $10,000 unsecured line of credit available at December 31, 2002. No balance was outstanding at December 31, 2002 or 2001.

9.  Leases

The Company leases office space under operating lease agreements that expire at various dates through 2007. Rental expense for 2002 and 2001 was $4,749 and $5,160, respectively.

The Company has subleased a portion of this office space and received sublease income of $1,655 and $1,572 in 2002 and 2001, respectively.

Future minimum payments under noncancellable operating leases consisted of the following at December 31, 2002:

-------------------------------------------------------------------------------
                         2003                     $     4,572
                         2004                           3,560
                         2005                           3,510
                         2006                           3,333
                         2007                           2,888
-------------------------------------------------------------------------------
                                                  $    17,863
===============================================================================

Certain rental commitments have renewal options extending through the year 2017. Some of these renewals are subject to adjustments in future periods. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $9,475 on leases due in the future under non-cancelable subleases.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

10.  Reinsurance

Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Management believes the recoverables are appropriately established. The Company does reinsurance business with Acacia National, AVLIC and other non-affiliated companies.

Following is a summary of the transactions through reinsurance operations:

                                                                            2002           2001
------------------------------------------------------------------------------------------------
For the year ended December 31:
Premiums:

  Assumed (related party $8,754 and $16,798 in 2002 and 2001)        $       9,408   $    17,467
  Ceded                                                                     39,084        15,099
Claims:

  Assumed (related party $6,797 and $5,250 in 2002 and 2001)                 7,844         6,189
  Ceded                                                                     23,371         8,268
Commission and expense allowance:
   Assumed (related party $2,340 and $10,828 in 2002 and 2001)               2,341        10,828
   Ceded                                                                     6,701         6,829
At December 31:
Reserves:

  Assumed (related party $3,299 and $3,121 in 2002 and 2001)                 9,296         9,135
  Ceded                                                                     24,464         6,986
-------------------------------------------------------------------------------------------------

The Company is not relieved of its primary liability in the event that a reinsurer is unable to meet the obligations ceded under a reinsurance agreement.

11.  Life and Annuity Reserves and Deposit-type Funds

The Company waives deduction of deferred fractional premiums due upon death of the insured and returns any unearned premium beyond the date of death. Surrender values are not provided in excess of the legally computed reserves.

Additional premiums are charged for policies issued on substandard lives according to underwriting classification. Reserves for substandard universal life policies are included in the policy reserve. The corresponding reserves held on such policies are calculated using the same interest rate as standard policies, but employ mortality rates which are multiples of standard mortality.

As of December 31, 2002 and 2001, respectively, the Company had $69,569 and $80,680 of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the Department. Reserves to cover the above insurance totaled $3,402 and $617 at December 31, 2002 and 2001, respectively.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

12. Analysis of Annuity Reserves and Deposit-type Funds by Withdrawal Characteristics

Withdrawal characteristics of annuity reserves and deposit-type funds at December 31 are as follows:

                                                                            2002
                                                              ---------------------------------
                                                                     Amount       % of Total
-----------------------------------------------------------------------------------------------
Subject to discretionary withdrawal:
  With fair value adjustment                                   $        552          1.06%
  At book value without adjustment (minimal or no charge)            46,042         88.46%
Not subject to discretionary withdrawal                               5,454         10.48%
-----------------------------------------------------------------------------------------------
Total gross and net                                            $     52,048        100.00%
===============================================================================================

                                                                             2001
                                                              ---------------------------------
                                                                     Amount       % of Total
-----------------------------------------------------------------------------------------------
Subject to discretionary withdrawal:
  At book value without adjustment (minimal or no charge)      $     40,057         87.73%
Not subject to discretionary withdrawal                               5,604         12.27%
-----------------------------------------------------------------------------------------------
Total gross and net                                            $     45,661        100.00%
===============================================================================================

The following information is obtained from the applicable Exhibit in the Company's December 31 Annual Statement, which is filed with the Department, and is provided to reconcile annuity reserves and deposit-type funds to amounts reported in the statutory statements of admitted assets, liabilities and surplus as of December 31:

                                                                      2002              2001
------------------------------------------------------------------------------ ----------------
Life and Accident and Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)                      $       323      $       324
Exhibit 5, Supplementary Contracts with Life Contingencies
  Section, Total (net)                                               4,295            4,478
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1                47,430           40,859
-----------------------------------------------------------------------------------------------
Total                                                          $    52,048   $       45,661
===============================================================================================

13.  Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31 are as follows:

                                                    2002                                     2001
                                   ---------------------------------------- ----------------------------------------
              Type                        Gross           Net of Loading           Gross           Net of Loading
---------------------------------- -------------------- ------------------- -------------------- -------------------
Ordinary new business               $          338       $           98      $          268       $           95
Ordinary renewal                             7,915                6,876               9,240                8,130
---------------------------------- -------------------- ------------------- -------------------- -------------------
Totals                              $        8,253       $        6,974      $        9,508       $        8,225
================================== ==================== =================== ==================== ===================

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

14.  EDP Equipment and Software

Electronic data processing ("EDP") equipment and operating and nonoperating software consisted of the following at December 31:

                                                      2002             2001
-------------------------------------------------------------------------------
Electronic data processing equipment         $         791    $         866
Operating system software                               62               62
Nonoperating system software                         1,253            1,213
-------------------------------------------------------------------------------
Subtotal                                             2,106            2,141
Accumulated depreciation                            (1,861)          (1,665)
-------------------------------------------------------------------------------
Balance, net                                 $         245    $         476
===============================================================================

EDP equipment and operating software included in data processing and other admitted assets are $110 and $279 at December 31, 2002 and 2001, respectively.

Depreciation expense related to EDP equipment and operating and nonoperating software totaled $298 and $348 for the years ended December 31, 2002 and 2001, respectively.

   PART C

                                OTHER INFORMATION

Item 27.      Exhibits

     Exhibit
     Number   Description of Exhibit

       (a)    Board of Directors Resolutions:
                        of Acacia National Life Insurance Company authorizing
                           establishment of the Separate Account.  1
                        of Acacia National Life Insurance Company Authorizing
                           Transfer of the Separate Account.
                        of Acacia Life Insurance Company Authorizing Acceptance
                           of Transfer of the Separate Account.
       (b)   Custodian Agreements. Not Applicable.
       (c)   Principal Underwriting Agreement.
       (d)   Form of Policy. 2
       (e)   Form of Application. Not Applicable.
       (f) Articles of Incorporation of Acacia Life Insurance Company. Bylaws of Acacia Life Insurance Company.
       (g)   Form of Assumption Reinsurance Agreement. Not Applicable.
       (h)   Forms of Participation Agreements and Consents to Assignments:
                     The Alger American Fund.  1
                     Calvert Variable Series, Inc.  1
                     Variable Insurance Products Funds.  2
                     Neuberger Berman Advisers Management Trust.  1
                     Oppenheimer Variable Account Funds.  3
                     Deutsche Asset Management VIT Funds.  4
                     Franklin Templeton Variable Insurance Products Trust. 4 Van Eck Worldwide Insurance Trust. 1
       (i)   Administrative Agreement.
       (j)   Other Material Contracts: Powers of Attorney.
       (k)   Legal Opinion of Robert-John H. Sands.
       (l)   Actuarial Opinion. Not applicable.
       (m)   Calculation. Not applicable.
       (n)   Other Opinions: Independent Auditors' Consent.
       (o)   No financial statements are omitted from Item 24.
       (p)   Initial Capital Agreements. Not applicable.
       (q)   Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)
               (12)(iii). 1

     Footnotes:
1. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-6 for Acacia National Variable Life Insurance Separate Account I, File No. 33-90208, filed October 11, 1995.
2. Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 for Acacia National Variable Life Insurance Separate Account I, File No. 333-95593, filed April 19, 2000.
3. Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6 for Acacia National Variable Life Insurance Separate Account I, File No. 33-90208, filed May 1, 1997.
4. Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-6 for Acacia National Variable Life Insurance Separate Account I, File No. 33-81057, filed February 25, 2000.

Item 28.      Directors and Officers of the Depositor

Name and Principal                          Position and Offices
Business Address *                          with Depositor
----------------                            --------------
Charles T. Nason                            Chairman of the Board
Edward J. Quinn, Jr.                        Vice Chairman of the Board
Haluk Ariturk                               Director, President and Chief Executive Officer
Patricia A. McGuire                         Director
Floretta D. McKenzie                        Director
D. Wayne Silby                              Director
Robert M. Willis                            Director
Robert C. Barth **                          Senior Vice President, Controller, and Chief Accounting Officer
Jan M. Connolly **                          Senior Vice President, Corporate Operations
Arnold D. Henkel **                         Senior Vice President, Individual Distribution
Brian J. Owens                              Senior Vice President, Career Distribution
Barry C. Ritter **                          Senior Vice President and Chief Information Officer
Robert-John H. Sands                        Senior Vice President, General Counsel and Corporate Secretary
Janet L. Schmidt                            Senior Vice President, Human Resources
Richard W. Vautravers **                    Senior Vice President and Corporate Actuary

* Except as otherwise noted, the principal business address of each person listed is:
         Acacia Life Insurance Company
         7315 Wisconsin Avenue
         Bethesda, Maryland 20814

** The principal business address of each person is:
         Ameritas Life Insurance Corp.
         5900 "O" Street
         Lincoln, Nebraska 68510

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

Name of Corporation (state where organized)                            Principal Business

Ameritas Acacia Mutual Holding Company (NE)............................mutual insurance holding company
     Ameritas Holding Company (NE).....................................stock insurance holding company

         Acacia Life Insurance Company (DC)............................life insurance company
              Acacia Financial Corp. (MD)..............................holding company
                  Acacia Federal Savings Bank (DE).....................federally chartered bank
                     Acacia Property & Casualty Insurance
                     Agency, Inc. (VA).................................insurance agency
                     Acacia Service Corp. (VA).........................deposit solicitation
                     Acacia Title Agency, Inc. (VA)....................title company
                  Acacia Realty Corporation (DC).......................real estate joint venture company
                  Calvert Group. Ltd. (DE).............................holding company
                     Calvert Asset Management Company (DE).............asset management services
                     Calvert Shareholder Services, Inc. (DE)...........administrative services
                     Calvert Administrative Services Company (DE)......administrative services
                     Calvert Distributors, Inc. (DE)...................broker-dealer
              Acacia Realty Square, LLC (DE)...........................property management company
              Enterprise Resources, LLC (DE)...........................class II insurance sales

         Ameritas Life Insurance Corp. (NE)............................life/health insurance company
              AMAL Corporation (NE)....................................a joint venture holding company between Ameritas Life
                                                                       Insurance Corp. (52.41%), AmerUs Life Insurance Company
                                                                       (33.59%), Acacia Life Insurance Company (11.03%), and Acacia
                                                                       Financial Corp. (2.97%)
                  Ameritas Investment Corp. (NE).......................securities broker dealer & investment advisor
                  Ameritas Variable Life Insurance Company (NE)........life insurance company
                  The Advisors Group, Inc. (DE)........................investment advisor
              Ameritas Investment Advisors, Inc. (NE)..................investment advisor
              First Ameritas Life Insurance Corp. of New York (NY).....life insurance company
              Lincoln Gateway Shopping Center, Inc. (NE)...............real estate investment and management
              Pathmark Administrators, Inc. (NE).......................third-party administrator and insurance agency
              Veritas Corp. (NE).......................................insurance marketing agency

Subsidiaries are indicated by indentations. Ownership is 100% by the parent company except as noted.

Item 30.      Indemnification

Acacia Life Insurance Company's Bylaws provide as follows:

         "The Company shall indemnify its officers and Directors and former officers and Directors and any person serving at the request of the Company as a Director or officer of another company, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with any pending or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, with respect to which such officer of Director or other person is a party, or is threatened to be made a party, by reason of being or having been a Director or officer of the Company, or such other company or enterprise, except in relation to matters as to which any such Director or officer or former Director or officer, or other person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duty."

         "The provisions of this Article XIII shall be deemed a contract between the Company and each Director and officer who serves in such capacity at any time while this Article XIII and the relevant provisions of the District of Columbia insurance law are in effect, and any repeal or modification of such law or of this Article XIII shall not adversely affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any claim, action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts."

         The District of Columbia Code ss. 29-101.04 states that "Each Corporation shall have power: (16) To indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers or a director or officer of the corporation, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders, or otherwise."

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for liabilities against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.  Principal Underwriter

(a) Other Activity.

     Ameritas Investment Corp. ("AIC") which will serve as the principal underwriter for the variable life insurance contracts issued through Acacia Variable Life Separate Account, also serves as the principal underwriter for variable life insurance contracts issued through Ameritas Life Insurance Corp. Separate Account LLVL, Ameritas Variable Life Insurance Company Separate Account V, Ameritas Variable Separate Account VL, and First Ameritas Variable Life Separate Account and variable annuity contracts issued through Acacia Variable Annuity Separate Account, Ameritas Life Insurance Corp. Separate Account LLVA, Ameritas Variable Life Insurance Company Separate Account VA-2, Ameritas Variable Separate Account VA, and First Ameritas Variable Annuity Separate Account. AIC is the underwriter for the Ameritas Portfolios and also serves as its investment advisor.

(b) Management.

     The following table sets forth- certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

          Name and Principal                     Positions and Offices
          Business Address                       With Underwriter
          ----------------                       ----------------
          Lawrence J. Arth*                      Director and Chairman of the Board
          William R. Giovanni*                   Director, President and Chief Executive Officer
          Thomas C. Godlasky***                  Director
          Salene Hitchcock-Gear**                Director, Executive Vice President and Chief Operating Officer
          Gary R. McPhail***                     Director, Senior Vice President
          David C. Moore*                        Director, Senior Vice President
          Billie B. Beavers****                  Senior Vice President
          James R. Fox****                       Senior Vice President
          Michael P. Heaton****                  Senior Vice President
          William W. Lester*                     Treasurer
          Maria E. Sherffius*                    Vice President - Compliance Officer
          Donald R. Stading*                     Secretary and General Counsel
          Michael M. VanHorne****                Senior Vice President

* Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
** Principal business address: The Advisors Group, Inc., 7315 Wisconsin Avenue, Bethesda, Maryland 20814.
*** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.
**** Principal business address: Ameritas Investment Corp., 440 Regency Parkway
     Drive, Suite 222, Omaha, Nebraska 68114.


(c) Compensation From the Registrant for fiscal year ended December 31, 2002.

        (1)                        (2)                   (3)                   (4)                  (5)
                                                   Compensation on
                            Net Underwriting     Events Occasioning
Name of Principal             Discounts and      the Deduction of a         Brokerage              Other
    Underwriter                Commissions       Deferred Sales Load      Commissions          Compensation
Ameritas Investment
Corp. ("AIC")                     $0                    $0                    $0               $0

(2)+(4)+(5) = Gross variable life insurance compensation received by AIC.
(3) = Sales compensation received and paid out by AIC as underwriter;
      AIC retains 0.
(4) = Sales compensation received by AIC for retail sales.
(5) = Sales compensation received by AIC and retained as underwriting fee.

Item 32.  Location of Accounts and Records

The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Acacia Life Insurance Company, 7315 Wisconsin Avenue, Bethesda, Maryland 20814.

Item 33.  Management Services

Not Applicable.

Item 34.  Fee Representation

Acacia Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

Pursuant to requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Acacia Variable Life Separate Account, certifies that it has caused this Registration Statement on Form N-6 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Bethesda, County of Montgomery, State of Maryland on this 31st day of December, 2003.

                               ACACIA VARIABLE LIFE SEPARATE ACCOUNT, Registrant

                                        ACACIA LIFE INSURANCE COMPANY, Depositor

                                                      By: Charles T. Nason *
                                                          ---------------------
                                                          Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 31, 2003.

         SIGNATURE                                   TITLE

     Charles T. Nason                       Chairman of the Board
     Edward J. Quinn, Jr.                   Vice Chairman of the Board
     Haluk Ariturk                          Director, President and Chief Executive Officer
     Patricia A. McGuire                    Director
     Floretta D. McKenzie                   Director
     D. Wayne Silby                         Director
     Robert M. Willis                       Director
     Robert C. Barth                        Senior Vice President, Controller, and Chief Accounting Officer
     Jan M. Connolly                        Senior Vice President, Corporate Operations
     Arnold D. Henkel                       Senior Vice President, Individual Distribution
     Brian J. Owens                         Senior Vice President, Career Distribution
     Barry C. Ritter                        Senior Vice President and Chief Information Officer
     Robert-John H. Sands                   Senior Vice President, General Counsel and Corporate Secretary
     Janet L. Schmidt                       Senior Vice President, Human Resources
     Richard W. Vautravers                  Senior Vice President and Corporate Actuary

     * Signed by Donald R. Stading under Powers of Attorney executed effective as of August 1, 2003.

     By:  /s/ Donald R. Stading     Date: December 31, 2003
          ---------------------           -----------------

                                  Exhibit Index

     Exhibit

       (a) Boards of Directors Resolutions:
             Acacia National Life Insurance Company authorizing transfer of the
                Separate Account
             Acacia Life Insurance Company authorizing acceptance of transfer of the Separate Account
       (c)   Form of Principal Underwriting Agreement
       (d)   Endorsement to Policy
       (f)   Articles of Incorporation of Acacia Life Insurance Company
                Bylaws of Acacia Life Insurance Company
       (h)   Forms of Consents to Assignment of Participation Agreements
                The Alger American Fund
                Calvert Variable Series, Inc.
                Variable Insurance Products Funds
                Neuberger Berman Advisors Management Trust
                Oppenheimer Variable Account Funds
                Deutsche Asset Management VIT Funds
                Franklin Templeton Variable Insurance Products Trust
                Van Eck Worldwide Insurance Trust
       (i)   Administrative Agreement
       (j)   Other Material Contracts:  Powers of Attorney
       (k)   Legal Opinion of Robert-John H. Sands
       (n)   Independent Auditors' Consent